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Filed pursuant to Rule 424(b)(3)
Registration No. 333-124516

PROSPECTUS

Offer to Exchange

$275,000,000 principal amount of its 8 1/2% Senior Subordinated Notes due 2015, which have been registered under the Securities Act,
for any and all of its outstanding 8 1/2% Senior Subordinated Notes due 2015.

        We are offering to exchange our 8 1/2% Senior Subordinated Notes due 2015, or the "exchange notes," for our currently outstanding 8 1/2% Senior Subordinated Notes due 2015, or the "outstanding notes." The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

        The exchange notes will be our general unsecured senior subordinated obligations, will be subordinated to our senior indebtedness and will rank pari passu with our senior subordinated indebtedness, if any. All of our subsidiaries that guarantee the obligations under our senior credit facilities will guarantee the notes on a senior subordinated basis.

        The principal features of the exchange offer are as follows:

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  The exchange offer expires at 5:00 p.m., New York City time, on June 14, 2005, unless extended.

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  We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

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  You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

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  The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

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  We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

Investing in the exchange notes involves risks.
See "Risk Factors" beginning on page 20.

        Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2005.

        All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Additional Information

        This document incorporates important business and financial information about Accuride from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Accuride through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at: Accuride Corporation, Investor Relations, 7140 Office Circle, Evansville, Indiana 47715, Telephone: (812) 962-5000.

        In order for you to receive timely delivery of these documents in advance of the exchange offer, Accuride must receive your request no later than June 7, 2005.

        For further information concerning where you can find information about Accuride, see "Where You Can Find More Information" on page 182.

PROSPECTUS SUMMARY

        The following summary contains basic information about this exchange offer. It likely does not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents to which we have referred you. The following summary should be read in conjunction with the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in this prospectus. For a discussion of certain factors to be considered in connection with an investment decision, see "Risk Factors."

        Unless otherwise indicated or the context otherwise requires, the terms "Company," "we," "us," "our" and "Accuride" refer to Accuride Corporation and its subsidiaries after giving effect to the acquisition of Transportation Technologies Industries, Inc. as described on page 7, which we refer to as the "TTI merger." "TTI" refers to Transportation Technologies Industries, Inc. and its subsidiaries. When we describe historical Accuride financial information on a "pro forma" basis, we are giving effect to the TTI merger, the sale of our outstanding notes and the borrowings described on page 7, which we refer to collectively as the "Transactions," and when we describe Accuride financial information on a "pro forma as adjusted" basis, we are giving effect to the Transactions and the initial public offering.

Our Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2004, we generated pro forma net sales of $1,082.3 million.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components. For the year ended December 31, 2004, we sold approximately 59% of our products to heavy-and medium-duty truck and commercial trailer OEMs and approximately 22% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Our Products

        The following table provides a summary of our key products and brands:

Product Category	2004 Pro Forma Net Sales	% of Total Sales	Principal Product Lines	Brands
	(dollars in millions)
Commercial vehicle steel wheels	$243.3	22.5%	Steel wheels for heavy- and medium-duty vehicles	Accuride
Commercial vehicle aluminum wheels	$143.1	13.2%	Forged aluminum wheels for heavy- and medium-duty vehicles	Accuride
Wheel-end components and assemblies	$261.6	24.2%	Brake drums, disc wheel hubs, spoke wheels, disc brake rotors and automatic slack adjusters	Gunite
Truck body and chassis parts	$123.6	11.4%	Bumpers, fuel tanks, bus components and chassis assemblies, battery boxes and toolboxes, front-end crossmembers, muffler assemblies, crown assemblies and components	Imperial
Light truck wheels	$106.8	9.9%	Steel wheels for light-duty trucks Accuride
Seating assemblies	$61.7	5.7%	Air suspension and static seating assemblies: high-back, mid-back, low-back, three-man and two-man bench seats, school bus, transit bus and mechanical seats	Bostrom
Other components	$142.2	13.1%	Accuride: military and specialty wheels Fabco: steerable drive axles and gear boxes Brillion: flywheels, transmission and engine-related housing, chassis brackets and non-powered farm equipment	Accuride, Fabco and Brillion

Total	$1,082.3	100.0%

Our Industry

        We compete in the North American commercial vehicle components industry and serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarkets. Heavy- and medium-duty trucks are used for local and long-haul commercial trucking and are classified by gross vehicle weight. The heavy-duty truck market is comprised of trucks with gross weight in excess of 33,000 lbs. and the medium-duty truck market is comprised of trucks with gross weight from 16,001 lbs. to 33,000 lbs. Demand for our products is driven by demand for these vehicles, which is itself driven largely by the following key factors:

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  The Economic Cycle.    Growth in the commercial vehicle industry tends to grow in-line with the broader economy. As a result, the trucking industry generally correlates with economic indicators, including gross domestic product, and industrial production indicators, such as the Industrial Production Index.

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  Freight Growth.    Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation (i.e., rail, pipeline, etc.), leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.9% in 2003. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking vis-à-vis other modes of transporting goods.

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  The Replacement Cycle.    Another key industry driver is the finite lives of commercial vehicles. Most leading national freight companies replace their vehicles every three to five years. According to America's Commercial Transportation Publications, or ACT, at the end of 2003, the average age of existing heavy-duty truck fleets reached a ten-year high of 5.9 years, relative to the ten-year average of 5.5 years. Historically, vehicle demand increases as trucking fleets revert to a normal age level for their vehicles.

        According to ACT, North American heavy-duty truck production is expected to increase from 262,569 units in 2004 to 340,928 units in 2009, a compound annual growth rate of 5.4%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace in 2004. North American year-over-year heavy-duty net truck orders increased 90% from 2003 to 2004. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand. The medium-duty market, which tends to be less cyclical than the heavy-duty market, also improved in 2004; production is expected to increase from 240,142 units in 2004 to 276,576 units in 2009. Similar to heavy-duty trucks, there was robust demand for commercial trailers in 2004; commercial trailer sales are expected to increase from 235,953 units in 2004 to 288,963 units in 2009.

        The heavy- and medium-duty commercial vehicle components aftermarket is characterized by steady sales and higher margins than the OEM market. Demand in the aftermarket is primarily driven by the number of trucks in operation and the number of miles driven. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles (the number of miles driven multiplied by the number of tons transported) driven in the overall trucking industry, which is expected to increase steadily through 2009.

Our Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

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  Leading Market Positions.    We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we have approximately an 87% market share (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we have approximately a 48% market share (an increase from approximately a 24% market share in 1998). The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 54% market share in brake drums and approximately a

    36% market share in disc wheel hubs. Based on internal market data, we believe that we have a number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
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  Significant and Increasing Profitability through Operational Excellence.    Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. Furthermore, the TTI merger provides the opportunity to create meaningful synergies in terms of rationalizing existing costs.

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  Diversified Business.    We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. The following table describes our approximate 2004 pro forma net sales by product, end market and customer:

2004 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

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  Strong, Long-Term Customer Relationships.    We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

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  Significant and Growing Aftermarket Presence.    The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that our increased penetration is a direct result of our focus on the aftermarket and that the TTI merger will provide us with a broader aftermarket distribution network to reach more customers.

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  Significant Barriers to Entry.    Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports.

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  State-of-the-Art Manufacturing Facilities.    Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products, and are strategically located within relative proximity of many of our customers.

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  Proven Management Team.    With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes, despite a recent industry downturn, in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader.

Our Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented over the last five years, will enable us to benefit significantly from the anticipated growth in the North American truck market. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

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  Focus on Operational Excellence and Efficiency.    We believe that we have a highly competitive cost structure compared with our competitors. We have maintained our gross profit margin over the past several years despite an industry-wide downturn in heavy-duty truck builds from 2000 through 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. To reduce our exposure to raw material cost increases, we have implemented a combination of price increases and surcharges.

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  Enhance Market Position through Organic Growth and Revenue Synergies.    We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offerings, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components.

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  Realize Cost Synergies from TTI Merger.    The combination of Accuride and TTI provides the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of corporate functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

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  Increase Products under Standard Supplier Arrangements.    Many of our components are designated as "standard" equipment for a majority of truck platforms at each of Freightliner, PACCAR International and Volvo/Mack. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier.

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  Build Upon Our Market Leading Product Portfolio.    As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio through both internal product development efforts and through select acquisitions of strategic products, where strategically and financially prudent.

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  Expand Truck Aftermarket Penetration.    Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

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  Reduce Indebtedness and Leverage.    We currently anticipate reducing our indebtedness and taking steps to reduce our leverage by applying a significant portion of our net proceeds from the initial public offering to repay certain of our outstanding indebtedness. We may also apply a portion of excess cash flow in future periods towards debt reduction in order to further reduce our leverage and increase our financial flexibility.

Risks Related to Our Business

        Our business is subject to certain risks, many of which are beyond our control, including our dependence on a small number of major customers, exposure to fluctuations in the cost of raw materials and the cyclical nature of the industries and markets that we serve. Our ability to execute our business strategy is also subject to certain risks, many of which are beyond our control. These risks include those generally associated with being a manufacturer and supplier of commercial vehicle components in North America. For example, we may not be successful in implementing our strategy if unforeseen factors emerge that diminish the expected growth in the North American truck market, we experience increased pressure on our profit margins or unforeseen competing technologies emerge. In addition, the integration of TTI and any other acquired companies may not be completed successfully or lead to expected synergies. Moreover, as of December 31, 2004, on a pro forma as adjusted basis, we had an aggregate of $763.8 million of total outstanding debt and our pro forma ratio of earnings to fixed charges was 2.02x (earnings represent income before income taxes plus fixed charges; fixed charges consists of interest expense, net, including amortization of discount and financing costs and 33% of our annual operating rental expense, which management believes is representative of the interest component of rent expense). This substantial level of indebtedness could increase our vulnerability to any future downturns in the commercial vehicle components market or the economy in general. As a result of these factors or other factors described in this prospectus under "Risk Factors", we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations or financial condition. In addition, while we may successfully implement our business strategy, the benefits of these achievements may be mitigated in part or in whole if we suffer from one or more of these or other factors described in this prospectus.

Corporate Information

        We are a Delaware corporation and the address of our principal executive office is 7140 Office Circle, Evansville, Indiana 47715. Our telephone number is (812) 962-5000. Our website address is www.accuridecorp.com. Information contained on our website is not part of this prospectus.

        All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The TTI Merger and Related Transactions

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

        In connection with the TTI merger:

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  we sold $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as the outstanding notes, in a private placement transaction;

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  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of January 31, 2005);

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  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

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  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

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  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

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  we paid approximately $39.2 million of transaction fees and expenses; and

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  in connection with the completion of its audit of, and the issuance of an unqualified report on, TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

        We refer to the TTI merger, the sale of the outstanding notes and the borrowings under our new senior credit facilities collectively as the Transactions. The Company completed an initial public offering of common stock on April 29, 2005.

The Offering

        On January 31, 2005, we completed an offering of $275.0 million in aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2015, which was exempt from registration under the Securities Act.

Outstanding Notes	We sold the outstanding notes to Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC, the initial purchasers, on January 31, 2005. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.
Registration Rights Agreement
In connection with the sale of the outstanding notes, we entered into a registration rights agreement with our direct and indirect domestic subsidiaries, or the guarantors, and the initial purchasers. Under the terms of that agreement, we each agreed to:
• file a registration statement for the exchange offer on or prior to 150 days after the closing of the notes offering;

• use commercially reasonable efforts to have the registration statement for the exchange offer declared effective by the Securities and Exchange commission on or prior to 230 days after the closing of the notes offering;

• use commercially reasonable efforts to exchange notes in exchange for all notes tendered prior thereto in the exchange offer on or prior to 30 days (or longer, if required by federal securities laws) after the date on which the registration statement for the exchange offer is declared effective; and

• use commercially reasonable efforts to file a shelf registration statement for the sale of the outstanding notes under certain circumstances and on or prior to 60 days after such filing obligation arises and cause such shelf registration statement to become effective under the Securities Act on or prior to 120 days after the filing of such shelf registration statement.

If we do not meet one of these requirements, we must pay additional interest on the outstanding notes at a rate of $.05 per week per $1,000 principal amount of notes for the first 90-day period, increasing by an $.05 per week per $1,000 principal amount of notes with respect to each 90-day period until the exchange offer is completed or the shelf registration statement is declared effective, up to a maximum of $.20 per week per $1,000 principal amount of the notes. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement.

The Exchange Offer

        The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see "The Exchange Offer."

Securities Offered	$275.0 million in aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2015.
Exchange Offer
The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 14, 2005. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:
• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;
• the exchange notes bear a different CUSIP number than the outstanding notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See "The Exchange Offer."
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on June 14, 2005, unless we decide to extend the exchange offer.
Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Outstanding Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:
• any exchange notes to be received by you will be acquired in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;
• you are not an "affiliate" (within the meaning of Rule 405 under Securities Act) of Accuride; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes. See "The Exchange Offer—Procedures for Tendering Outstanding Notes" and "Plan of Distribution."
Effect of Not Tendering
Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See "The Exchange Offer—Effect of Not Tendering."
Interest on the Exchange Notes and the Outstanding Notes
The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from January 31, 2005. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.
Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.
Federal Tax Consequences	There will be no federal income tax consequences to you if you exchange your outstanding notes for exchange notes in the exchange offer. See "Material U.S. Federal Income Tax Considerations."

Accounting Treatment
We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See "The Exchange Offer—Accounting Treatment".
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.
Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

        The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. For a more complete description of the terms of the exchange notes, see "Description of Exchange Notes."

Issuers	Accuride Corporation, a Delaware corporation.
Securities	$275.0 million in aggregate principal amount of 8 1/2% Senior Subordinated Notes due 2015.
Maturity	February 1, 2015.
Interest Payment Dates	February 1 and August 1 of each year, commencing on August 1, 2005.
Guarantees
The notes will be guaranteed, jointly and severally, on a senior subordinated unsecured basis, by each of our subsidiaries that guarantees our obligations under our new senior credit facilities and certain of our future subsidiaries.
Ranking	The notes and the related guarantees are unsecured senior subordinated obligations. Accordingly, they will be:
• subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities;
• equal in right of payment with any of our and the guarantors' existing and future senior subordinated indebtedness;
• senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness; and
• structurally subordinated to all obligations of our subsidiaries that do not guarantee the notes.

As of December 31, 2004, on a pro forma as adjusted basis, we would have had approximately $488.8 million principal amount of senior indebtedness outstanding and the revolving senior credit facilities would have provided for additional borrowings of up to $95.0 million under our U.S. revolving credit facility and $5.0 million under our Canadian revolving credit facility. As of December 31, 2004, on a pro forma as adjusted basis, our non-guarantor subsidiaries would have had total liabilities of approximately $102.8 million outstanding, including trade payables and the $25.0 million Canadian revolving credit facility. See "Capitalization."

As of December 31, 2004, on a pro forma as adjusted basis, our non-guarantor subsidiaries would have had approximately 19.3% of our assets. For the year ended December 31, 2004, on a pro forma as adjusted basis, our non-guarantor subsidiaries would have generated approximately 22.2% of our net sales and 18.0% of our Adjusted EBITDA.
Optional Redemption
On or after February 1, 2010, we may redeem some or all of the notes at the redemption prices set forth under "Description of Exchange Notes—Optional Redemption" plus accrued and unpaid interest and special interest, if any, to the date of redemption.

In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings, provided at least 60% of the aggregate principal amount of notes issued under the indenture remains outstanding. On or prior to February 1, 2010, we may also redeem all or a part of the notes at a redemption price of 100% of the principal amount of the notes to be redeemed, plus a make-whole premium, and accrued and unpaid interest and special interest, if any, to the date of redemption.
Offer to Purchase
Upon certain change of control events, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, and special interest, if any, to the date of repurchase. Our new senior credit facilities will contain restrictions on our ability to repurchase the notes, including repurchases upon a change of control.
Covenants	We will issue the notes under an indenture among us, the guarantors and the trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:
• incur or guarantee additional indebtedness or issue disqualified or preferred stock;
• create liens;
• pay dividends or make other distributions;

• purchase or redeem capital stock;
• make investments;
• sell assets or consolidate or merge with or into other companies;
• create limitations on the ability of our restricted subsidiaries to make dividends or distributions; and
• engage in transactions with affiliates.
These limitations will be subject to a number of important qualifications and exceptions. See "Description of Exchange Notes—Certain Covenants."
No Public Market for the Exchange Notes
The exchange notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice. See "Plan of Distribution."
PORTAL Trading of the Exchange Notes
We expect the exchange notes to be eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or "PORTAL," System of the National Association of Securities Dealers, Inc.

Risk Factors

        You should carefully consider all the information in this prospectus prior to participating in the exchange offer. In particular, we urge you to consider carefully the factors set forth under "Risk Factors" beginning immediately after this "Prospectus Summary."

MARKET AND INDUSTRY DATA

        This prospectus contains market and industry data, primarily from reports published by America's Commercial Transportation Publications, or ACT, the American Trucking Association, or ATA, and from internal company surveys, studies and research related to the truck components industry and its segments as well as the truck industry in general. These data include estimates and forecasts regarding future growth in these industries, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data have been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, while believed by us to be reliable, have not been verified by any independent sources.

SUMMARY HISTORICAL AND PRO FORMA AS ADJUSTED
CONSOLIDATED FINANCIAL AND OTHER DATA

        Set forth below is summary consolidated financial and other data of Accuride and TTI and pro forma as adjusted financial and other data of Accuride at the dates and for the periods indicated. We derived the statements of operations data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004, from Accuride's audited financial statements. The following information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma as Adjusted Consolidated Financial Data," "Selected Historical Consolidated Financial and Other Data of Accuride" and our consolidated audited financial statements and their notes included elsewhere in this prospectus, as well as other financial information included in this prospectus.

        The summary unaudited pro forma as adjusted consolidated financial data for the year ended December 31, 2004 have been derived from our unaudited pro forma as adjusted consolidated financial data for the year ended December 31, 2004 included elsewhere in this prospectus. The unaudited pro forma as adjusted consolidated statement of operations data have been adjusted to give effect to the Transactions and the initial public offering as if these events occurred on January 1, 2004. The unaudited pro forma as adjusted consolidated balance sheet data have been adjusted to give effect to the Transactions and the initial public offering as if these events occurred as of December 31, 2004. The summary unaudited pro forma as adjusted consolidated financial data are for informational purposes only and do not purport to present what our results of operations and financial condition would have been had the Transactions and the initial public offering actually occurred on these earlier dates, nor do they project our results of operations for any future period or our financial condition at any future date.

Accuride Historical	Pro Forma as Adjusted(a)
Year Ended December 31,
Year Ended December 31, 2004
2000	2001	2002	2003	2004
(unaudited)
(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$475,804	$332,071	$345,549	$364,258	$494,008	$1,082,348
Cost of sales(b)	396,587	298,275	286,232	301,428	390,893	903,010
Gross profit(b)	79,217	33,796	59,317	62,830	103,115	179,338
Operating expenses	29,494	31,000	24,014	23,918	25,550	79,202
Income from operations(b)	49,723	2,796	35,303	38,912	77,565	100,136
Interest income (expense), net(c)	(36,230)	(40,199)	(42,017)	(49,877)	(36,845)	(47,173)
Equity in earning of affiliates(d)	455	250	182	485	646	646
Other income (expense), net(e)	(6,157)	(9,837)	1,430	825	108	108
Income tax (expense) benefit	(5,278)	13,836	(5,839)	930	(19,698)	(29,536)
Net income (loss)	2,513	(33,154)	(10,941)	(8,725)	21,776	24,181
Earnings (Loss) Per Share Data:(f)
Basic	$0.17	$(2.26)	$(0.75)	$(0.60)	$1.49	$0.72
Diluted	0.17	(2.26)	(0.75)	(0.60)	1.43	0.70
Weighted average common shares outstanding (in thousands):
Basic	14,654	14,654	14,654	14,655	14,657	33,621
Diluted	14,677	14,654	14,654	14,655	15,224	34,477
Balance Sheet Data (at year end):
Cash and cash equivalents	$38,516	$47,708	$41,266	$42,692	$71,843	$47,798
Working capital (deficit)(g)	12,977	7,364	21,712	35,845	37,744	87,795
Total assets	515,271	498,223	515,167	528,297	583,843	1,200,754
Total debt	448,886	476,550	474,155	490,475	488,680	763,785
Stockholders' equity (deficiency)	(29,200)	(62,354)	(53,249)	(65,842)	(44,572)	115,059
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	252,006	145,978	181,199	176,774	262,569	262,569
Net cash provided by (used in):
Operating activities	$66,343	$1,359	$15,307	$7,964	$58,329	N/A
Investing activities	(51,688)	(18,405)	(19,766)	(19,672)	(27,272)	N/A
Financing activities	(8,632)	26,238	(1,983)	13,134	(1,906)	N/A
EBITDA(h)	74,012	26,625	65,128	70,026	106,757	148,577
Unusual items (increasing) decreasing EBITDA(i)	15,333	14,353	3,421	2,061	(427)	11,508
Capital expenditures	50,420	17,705	19,316	20,261	26,421	35,496
Depreciation and amortization(j)	29,991	33,416	28,213	29,804	28,438	47,687
Ratio of earnings to fixed charges(k)	1.2	x	—	—	—	2.0	x	2.0	x

(a)
See "Pro Forma as Adjusted Consolidated Financial Data" on pages 49-59.

(b)
Gross profit for 2000 reflected $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico facility and $0.2 million of costs related to restructuring charges related to our other facilities. Gross profit for 2001 reflected $2.7 million of charges related to the closure of the Columbia, Tennessee facility, $1.6 million of restructuring charges related to our other facilities and a $2.7 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflected $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 for which no insurance proceeds had been received, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflects $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim.

(c)
Includes $11.3 million of refinancing costs during the year ended December 31, 2003. In 2000, $2.5 million related to a gain on extinguishment of debt resulting from the repurchase of $10.1 million principal amount of our senior subordinated notes for $7.3 million.

(d)
Includes our income from AOT, Inc., a joint venture in which we own a 50% interest.

(e)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments. See "Pro Forma as Adjusted Consolidated Financial Data" on pages 49-59.

(f)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding after giving retroactive effect to the 591-for-one split of our common stock. Unaudited pro forma as adjusted basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments.

(g)
Represents current assets less cash and current liabilities, excluding debt.

(h)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA as presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

						Pro Forma as Adjusted(a)
	Year Ended December 31,
						Year Ended December 31, 2004
	2000	2001	2002	2003	2004
						(unaudited)
	(dollars in thousands)
Net income (loss)	$2,513	$(33,154)	$(10,941)	$(8,725)	$21,776	$24,181
Income tax expense (benefit)	5,278	(13,836)	5,839	(930)	19,698	29,536
Interest expense	36,230	40,199	42,017	49,877	36,845	47,173
Depreciation and amortization	29,991	33,416	28,213	29,804	28,438	47,687

EBITDA	$74,012	$26,625	$65,128	$70,026	$106,757	$148,577

(i)
Net income (loss) was affected by the unusual items presented in the following table:

						Pro Forma as Adjusted(a)
	Year Ended December 31,
						Year Ended December 31, 2004
	2000	2001	2002	2003	2004
						(unaudited)
	(dollars in thousands)
Selling, general and administrative expenses(1)	—	—	—	—	—	$362
Net loss on disposition of property, plant and equipment(2)	—	—	—	—	—	2,203
Chief executive officer severance(3)	—	—	—	—	—	3,460
Transaction-related costs(4)	—	—	—	—	—	3,860
Restructuring and integration costs(5)	$6,032	$4,292	$2,334	—	—	—
Aborted merger and acquisition costs(6)	3,147	—	—	—	—	—
Business interruption costs(7)	—	—	—	$2,157	$(319)	(319)
Strike avoidance costs(8)	—	—	—	444	—	—
Other unusual items(9)	—	224	2,517	285	—	—
Items related to Accuride's credit agreement(10)	6,154	9,837	(1,430)	(825)	(108)	(108)
Inventory adjustment(11)	—	—	—	—	—	2,050

Unusual items (increasing) decreasing EBITDA	$15,333	$14,353	$3,421	$2,061	$(427)	$11,508

  (1)
  TTI's selling, general and administrative expenses in 2004 included $0.4 million related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

  (2)
  In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

  (3)
  In August 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

  (4)
  Transaction related costs include $2.9 million of TTI's expenses related to the aborted initial public offering in 2004, and $1.0 million of expenses related to the merger in 2004.

  (5)
  Restructuring and integration costs for 2000 included $5.4 million of restructuring and integration costs related to operations in Monterrey, Mexico and $0.6 million for restructuring costs in the United States. Restructuring and integration costs for 2001 include $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

  (6)
  In 2000, we incurred $3.1 million of costs related to aborted merger and acquisition activities.

  (7)
  Business interruption costs for 2003 included $2.2 million of cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire.

  (8)
  In 2003, we incurred $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania.

  (9)
  Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute at our Henderson, Kentucky facility, $1.3 million one-time settlement fee paid to prior owner, $0.5 million of aborted business development costs and $0.4 million of other non-recurring professional fees related to a corporate restructuring at our Mexican subsidiary. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

  (10)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial convenants in Accuride's senior debt facility. Items related to our credit agreement in 2000 consist of foreign currency losses of $6.2 million. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement for the year ended December 31, 2004 included currency gain and other income of $0.1 million.

  (11)
  Cost of sales on a pro forma basis included $2.1 million to reflect the sale of inventory that has been adjusted to fair market value as part of the TTI merger.

(j)
Effective January 1, 2002, Accuride adopted Statement of Financial Accounting Standard, or SFAS, No. 142, "Accounting for Goodwill and Other Intangible Assets." No goodwill amortization was recorded during the years ended December 31, 2002, 2003 and 2004.

(k)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consists of interest expense, net, including amortization of discount and financing costs and the portion of operating rental expense (33%) which management believes is representative of the interest component of rent expense. For the years, ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $47.9 million, $5.7 million and $10.6 million, respectively.

	TTI Historical
	Year Ended December 31,
	2000(a)	2001	2002	2003	2004
	(dollars in thousands)
Statement of Operations Data:
Net sales	$522,577	$391,401	$411,598	$440,009	$588,340
Cost of sales	438,876	330,873	340,103	368,931	512,624
Gross profit	83,701	60,528	71,495	71,078	75,716
Selling, general and administrative expenses	52,496	43,701	36,673	38,896	39,744
Other operating expenses (credits), net	643	19,573	—	(9,236)	9,523

Income (loss) from operations	30,562	(2,746)	34,822	41,418	26,449
Interest expense, net	42,582	45,640	42,306	40,362	31,928
Other (income) expense, net	29,918	(3,209)	(92)	(8,693)	10,655
Income taxes expense (benefit)	(11,597)	(15,151)	(1,679)	6,248	(1,229)

Cumulative effect of accounting change, net of income taxes(b)	—	—	(3,794)	—	—

Net income (loss) from continuing operations	(30,341)	(30,026)	(9,507)	3,501	(14,905)

Net income (loss) before preferred dividends	(30,341)	(30,026)	(9,507)	3,501	(14,905)
Preferred dividends	9,662	13,393	15,267	17,769	31,075

Net income (loss) available for common shareholders	$(40,003)	$(43,419)	$(24,774)	$(14,268)	$(45,980)

Balance Sheet Data (at year end):
Cash and cash equivalents	$4,352	$16,279	$14,085	$—	$1,150
Working capital(c)	38,427	21,386	21,138	32,988	36,720
Total assets	519,562	463,649	450,543	450,744	476,847
Total debt	367,929	350,303	347,836	309,129	325,238
Stockholders' equity (deficiency)	14,496	(9,571)	(25,375)	19,769	2,000
Other Financial and Operating Data:
North American heavy-duty truck production (units)	252,006	145,978	181,199	176,774	262,569
Net cash provided by (used in):
Operating activities	$3,224	$22,296	$23,194	$7,846	$4,684
Investing activities	(19,618)	9,550	(10,242)	(8,393)	(9,075)
Financing activities	11,947	(19,919)	(15,146)	(13,538)	5,541
EBITDA(d)	41,827	25,716	50,340	66,964	40,130
Unusual items (increasing) decreasing EBITDA(e)	19,115	16,165	—	(18,826)	9,885
Capital expenditures	18,773	5,450	10,242	15,044	9,075
Depreciation and amortization	25,600	25,054	15,518	15,546	13,681

(a)
In March 2000, TTI was recapitalized in a transaction in which approximately 88% of the fully diluted shares of TTI's common stock was converted into the right to receive $21.50 per share in cash. In connection with this recapitalization, TTI entered into new debt financing arrangements.

(b)
During 2002, as a result of TTI's adoption of SFAS No. 142, TTI recorded a transitional goodwill impairment charge net of taxes of $3.8 million. See Note 5 to TTI's audited consolidated financial statements included elsewhere in this prospectus.

(c)
Represents current assets less cash and current liabilities, excluding debt.

(d)
EBITDA is a non-GAAP financial measure and is defined as net income (loss) before discontinued operations and the cumulative effect of accounting changes plus (1) depreciation and amortization, (2) interest expense, net of interest income, (3) loss on debt extinguishment and (4) income taxes. TTI relies on EBITDA as the primary measure to review and assess its operating performance and its management teams. Management and investors also review EBITDA to evaluate TTI's overall performance and to compare TTI's current operating results with corresponding periods and with other companies in the truck components industry. We believe that it is important and useful to investors to provide disclosure of TTI's operating results on the same basis as that used by TTI's management. TTI also believes that it can assist investors in comparing its performance to that of other companies on a consistent basis without regard to items that may not exist or do not directly affect its operating performance. You should not consider EBITDA in isolation or as a substitute for net income or cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented here may differ from and may not be comparable to similarly titled measures used by other companies.

       Set forth below is a reconciliation of TTI's net income (loss) to EBITDA:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Net income (loss) before preferred dividends	$(30,341)	$(30,026)	$(9,507)	$3,501	$(14,905)
Discounted operations, net of income taxes	—	—	—	—	—
Cumulative effect of accounting change, net of income taxes	—	—	3,794	—	—
Depreciation and amortization	25,600	25,054	15,518	15,546	13,681
Interest expense, net of interest income	42,137	45,043	42,214	39,866	31,928
Loss on debt extinguishment	16,028	796	—	1,803	10,655
Income tax expense (benefit)	(11,597)	(15,151)	(1,679)	6,248	(1,229)

EBITDA	$41,827	$25,716	$50,340	$66,964	$40,130

(e)
TTI's net income (loss) was affected by the following unusual items:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Selling, general and administrative expenses(1)	$4,137	—	—	$410	$362
Other operating expenses:
Restructuring costs(2)	643	19,573	—	—	—
Reduction in estimated environmental remediation liability(3)	—	—	—	(6,636)	—
Net(gain) loss on disposition of property, plant and equipment(4)	—	—	—	(2,600)	2,203
Severance of former chief executive officer(5)	—	—	—	—	3,460
Other (income) expense, net:
Gain on sale of rail assets(6)	—	(5,000)	—	(10,000)	—
Transaction-related costs(7)	14,335	1,592	—	—	3,860

Unusual items (increasing) decreasing EBITDA	$19,115	$16,165	$—	$(18,826)	$9,885

  (1)
  Selling, general and administrative expenses included $4.1 million of non-cash compensation in 2000 relating to the recapitalization of TTI (by way of a going-private transaction) in March of that year, $0.3 million for management bonuses related to the exchange of subordinated debt for preferred stock in December 2003 and $0.4 million in 2004, related to professional fees primarily for the 2001 audit performed in connection with TTI's proposed initial public offering.

  (2)
  In 2000, TTI recorded $0.6 million of restructuring costs related to the closure of its Fort Worth, Texas plating facility. In 2001, TTI recorded $19.6 million of restructuring costs, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expenses. The costs related primarily to the closure of TTI's Erie, Pennsylvania iron casting and machining operation.

  (3)
  In early 2003, TTI undertook a review, with assistance from third-party specialists, of its environmental exposures. The review indicated that there was a substantial reduction in TTI's probable exposure at identified sites due primarily to the inactive status or closure of many of the sites and consent decrees obtained at certain of the sites. Accordingly, TTI reduced its reserves relating to the sites by $6.6 million.

  (4)
  On October 30, 2003, TTI sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million. This $3.7 million gain was offset by losses on dispositions of fixed assets of $1.1 million. In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

  (5)
  In August of 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

  (6)
  TTI recorded gains from the sale of its residual ownership interest in its former rail car business of $5.0 million in 2001 and $10.0 million in 2003.

  (7)
  Transaction related costs include $14.3 million related to underwriting expenses in 2000, $1.6 million related to the issuance of $10.0 million in common stock and modification of TTI's borrowing agreements in 2001, $2.9 million of expenses related to the aborted initial public offering in 2004 and $1.0 million of expenses related to the TTI merger in 2004.

RISK FACTORS

        You should carefully consider the following factors, in addition to other information included in this prospectus, before investing in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

  We are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers.

        Sales, including aftermarket sales, to Freightliner, PACCAR, International and Volvo/Mack constituted approximately 16%, 15%, 15% and 10%, respectively, of our 2004 pro forma net sales. No other customer accounted for more than 8% of our pro forma net sales during this period. The loss of any significant portion of sales to any of our major customers could have a material adverse effect on our business, results of operations or financial condition.

        We are a standard supplier on a majority of truck platforms at each of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform, unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as a standard component may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations or financial condition.

        We are continuing to engage in efforts intended to improve and expand our relations with each of Freightliner, PACCAR, International and Volvo/Mack. We have supported our position with these customers through direct and active contact with end users, trucking fleets and dealers, and have located certain of our sales personnel in offices near these customers and most of our other major customers. We cannot assure you that we will maintain or improve our customer relationships, whether these customers will continue to do business with us as they have in the past or whether we will be able to supply these customers or any of our other customers at current levels. The loss of a significant portion of our sales to Freightliner, PACCAR, International or Volvo/Mack could have a material adverse effect on our business, results of operations or financial condition. In addition, the delay or cancellation of material orders from, or problems at, Freightliner, PACCAR, International or Volvo/Mack or any of our other major customers could have a material adverse effect on our business, results of operations or financial condition.

  Increased cost of raw materials and purchased components may adversely affect our business, results of operations or financial condition.

        Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials and purchased components that are beyond our control. Our operations require substantial amounts of raw steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for a material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seeks bankruptcy relief or otherwise cannot continue its business as anticipated or we cannot renew our supply contracts on favorable terms, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us, which at times may be more pronounced during periods of higher truck builds, may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition.

        We use substantial amounts of raw steel and aluminum to produce wheels and rims. Although raw steel is generally available from a number of sources, we have obtained favorable sourcing by negotiating and entering into high-volume contracts with third parties with terms ranging from one to three years. We obtain raw steel and aluminum from various third-party suppliers. We cannot assure you that we will be successful in renewing our supply contracts on favorable terms or at all. A substantial interruption in the supply of raw steel or aluminum or inability to obtain a supply of raw steel or aluminum on commercially desirable terms could have an adverse effect on our business, results of operations or financial condition. We are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of raw steel or aluminum may have a material adverse effect on our business, results of operations or financial condition.

        Steel scrap and pig iron are also major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron which is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition. See "Business—Raw Materials and Suppliers."

  Our business is affected by the cyclical nature of the industries and markets that we serve.

        The heavy- and medium-duty truck and truck components industries, the heavy-duty truck OEM market and, to a lesser extent, the medium-duty truck OEM market and the heavy- and medium-wheel and light-wheel industries are highly cyclical. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending, fuel costs and our customers' inventory levels and production rates. These industries and markets are particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by trucks. Economic downturns in the industries or markets that we serve generally result in reduced sales of our products, which could lower our profits and cash flows. In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in decreased demand for our products and could have a material adverse effect on our business, results of operations or financial condition.

  Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business, results of operations or financial condition.

        We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

  We may be unable to integrate TTI and other acquired companies successfully.

        Integrating TTI and any future acquired business requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Furthermore, integrating TTI or any business acquired in the future involves a number of special risks, some or all of which could have a material adverse effect on our business, results of operations or financial condition. These risks include:

  •
  unforeseen operating difficulties and expenditures associated with managing a substantially larger, broader and more geographically diverse organization;

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  difficulties in assimilating acquired personnel, operations and technologies;

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  challenges in implementing appropriate systems, policies, benefits and compliance programs;

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  impairment of goodwill and other intangible assets;

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  diversion of management's attention from ongoing development of our business or other business concerns;

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  potential loss of customers;

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  failure to retain key personnel of the acquired businesses;

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  the use of substantial amounts of our available cash; and

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  the incurrence of additional indebtedness.

        Any one or a combination of these factors may cause our revenues or earnings to decline and we cannot assure you that we will be able to maintain or enhance the profitability of TTI or any acquired business or consolidate its operations to achieve cost savings.

        In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material averse effect on our business, results of operations or financial condition.

  As a result of the TTI merger, we are a substantially larger and broader organization, and if our management is unable to manage the larger organization, our operating results will suffer.

        As a result of the TTI merger, our workforce increased from approximately 1,800 employees to over 4,700 employees based at 17 facilities in North America and we do not presently anticipate any layoffs in connection with the TTI merger. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to successfully manage the substantially larger organization, or any significant delay in achieving successful management, could have a material adverse effect on our business, results of operations or financial position.

  TTI's independent auditors have indicated to us that in connection with their audit of TTI's financial statements they believe there were material weaknesses in TTI's internal controls for the year ended December 31, 2004. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition and stock price.

        In connection with the completion of its audit of, and the issuance of an unqualified report on, TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. The material weaknesses noted include: (1) weaknesses related to field level controls at TTI's Gunite and Brillion locations, which demonstrated local managements' lack of consistent understanding and compliance with TTI's policies and procedures and which included errors that resulted in certain book to physical inventory adjustments; and (2) a weakness related to the corporate level financial reporting, which consisted of the failure to adequately review the work of a third party actuarial consultant requiring an adjustment to our workers' compensation liability. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

        In response to the material weaknesses identified by Deloitte & Touche LLP with respect to TTI's internal control over financial reporting, management is implementing additional procedures and controls to remediate the material weaknesses. Actions being taken by management to remediate the material weaknesses with respect to TTI include: (i) monitor compliance with TTI's policies and procedures at the operating locations; (ii) develop targeted site reviews for locations that possess the weakest records of complying with TTI's policies and procedures; and (iii) review all assumptions and data provided to TTI by third party service providers. However, if not properly implemented, these measures may not completely eliminate the material weaknesses identified. The existence of one or more material weaknesses or reportable conditions could result in errors in or restatements of our financial statements and inhibit the Company's ability to produce reliable financial reports, which may cause investors to lose confidence in the Company's reported financial information and have a material adverse effect on the Company's business and stock price.

  We operate in highly competitive markets.

        The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies, that are larger and have greater financial and other resources than we do.

        Our products may not be able to compete successfully with the products of our competitors. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. As a result, our products may not be able to compete successfully with their products. In addition, OEMs may expand their internal production of wheels, shift sourcing to other suppliers or take other actions that could reduce the market for our products and have a negative impact on our business. We may encounter increased competition in the future from existing competitors or new competitors. We expect these competitive pressures in our markets to remain strong. See "Business—Competition."

        In addition, potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete. Foreign truck components suppliers may in the future increase their currently modest share of the markets for truck components in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or international demand for trucks and/or truck components decreases, an increase of truck component imports into the United States may occur, which could have a material adverse effect on our business, results of operations or financial condition.

  We face exposure to foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our profitability may change.

        In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, particularly with respect to the Canadian dollar. We use forward foreign exchange contracts, and other derivative instruments designated as hedging instruments under SFAS No. 133, to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At December 31, 2004, we had open foreign exchange forward contracts of $24.8 million. Factors that could further impact the risks associated with changes in foreign exchange rates include the accuracy of our sales estimates, volatility of currency markets and the cost and availability of derivative instruments. For example, during 2004, we experienced an 8.2% adverse change in the Canadian dollar. This resulted in a $10.2 million adverse impact on our 2004 earnings before taxes. This quantification of exposure to the market risk does not take into account the $4.2 million offsetting impact of derivative instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Risk."

  We may not be able to continue to meet our customers' demands for our products and services.

        We must continue to meet our customers' demand for our products and services. However, we may not be successful in doing so. If our customers' demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and /or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations or financial condition.

        In addition, it is important that we continue to meet our customers' demands in the truck components industry for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations for the truck components industry has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers' demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers' demand for product innovation.

  Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

        We manufacture our products at 17 facilities and provide logistical services at six just-in-time sequencing facilities in the United States. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

  We may incur potential product liability, warranty and product recall costs.

        We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

  Work stoppages or other labor issues at our facilities or at our customers' facilities could adversely affect our operations.

        On a pro forma basis, as of December 31, 2004, approximately 48% of our workforce was represented by unions. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged work stoppage or strike at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations or financial condition. In addition, certain of our facilities have separate agreements covering the workers at each such facility and, as a result, we have collective bargaining agreements with several different unions. These collective bargaining agreements expire at various times over the next few years, with no contract expiring before September 2005, with the exception of our union contract with our hourly employees at our Monterrey, Mexico facility, which is renewed on an annual basis. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations or financial condition. In June 2004, certain employees at our Cuyahoga Falls, Ohio facility elected to be represented by United Auto Workers. The initial contract is currently under negotiation and we do not anticipate that the unionization of the employees at our Cuyahoga Falls, Ohio facility will have an adverse effect on our operating costs. See "Business—Employees and Labor Unions."

        In addition, if any of our customers experiences a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations or financial condition.

  We are subject to a number of environmental rules and regulations that may require us to make substantial expenditures.

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of December 31, 2004, we had an environmental reserve of approximately $2.8 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        As part of an initiative regarding compliance in the foundry industry, the U.S. Environmental Protection Agency, or the EPA, conducted an environmental multimedia inspection at Gunite's Rockford, Illinois plant in September and October 2003. Gunite received an administrative complaint from the EPA in January 2005 regarding alleged violations of certain registration and record maintenance regulations, with a proposed penalty in the amount of approximately $138,600. Gunite is reviewing the complaint and has not yet responded.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007. See "Business—Environmental Matters."

  We might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property.

        The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. Although we have not had litigation with respect to such matters in the past, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business, results of operations or financial condition. See "Business—Intellectual Property."

  Litigation against us could be costly and time consuming to defend.

        We are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes and product liability claims arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources, which could adversely affect our business, results of operations or financial condition.

  If we fail to retain our executive officers, our business could be harmed.

        Our success largely depends on the efforts and abilities of our executive officers, who have collectively been employees of either Accuride or TTI for over 50 years. Their skills, experience and industry contacts significantly benefit us. The loss of any one of them, in particular Mr. Keating, who joined Accuride in December 1996, could have a material adverse effect on our business, results of operations or financial condition. While certain of our executive officers are parties to severance or employment agreements, only Messrs. Weller and Cirar have employment commitments for one year terms. All of our other employees are at will. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel.

  Certain senior management employees have entered into potentially costly severance arrangements with us.

        Certain of our senior management employees have entered into potentially costly severance arrangements with us. For example, in connection with the TTI merger, we entered into employment agreements with Messrs. Weller, Cirar and Mueller. Mr. Weller's employment agreement provides, among other things, that in the event of the termination of Mr. Weller's employment "without cause" or for "good reason" (as defined therein) at any time prior to August 2, 2007, then Mr. Weller would receive, in addition to certain other benefits, a lump sum payment equal to two times his base salary and the greater of his target bonus under the Accuride annual incentive compensation plan, his target bonus in 2004 from TTI or the average bonus he received for each of 2002, 2003 and 2004 from TTI. Based on his current base salary and his 2004 target TTI bonus, this severance amount would be approximately $1,815,000. Mr. Cirar's employment agreement provides, among other things, that in the event of the termination of Mr. Cirar's employment "without cause" or for "good reason" (as defined therein) at any time prior to August 2, 2007, then Mr. Cirar would receive, in addition to certain other benefits, a lump sum cash payment equal to $1,772,000. Mr. Mueller's employment agreement provides, among other things, that in the event of termination of Mr. Mueller's employment "without Cause" (as defined therein) or Mr. Mueller terminating his employment for any reason on or after April 30, 2005, then Mr. Mueller would receive, in addition to certain other benefits, a lump sum payment of up to $825,000. Additionally, the employment agreements of Messrs. Weller, Cirar and Mueller contain three year post-employment non-compete and non-solicitation provisions of either customers or employees for which Mr. Weller will receive a lump sum payment equal to his base salary and target bonus for the year of his termination and for which Messrs. Cirar and Mueller will receive cash payments of $886,000 and $530,000, respectively. See "Management—Employment Agreements."

        Severance agreements with certain other senior management employees provide that in the event of any such employee's termination "without cause" or for "good reason" (as defined therein) we will pay such employee one year's base salary. As of December 31, 2004, in the event we terminated Mr. Keating, Mr. Murphy, Mr. Armstrong, Ms. Hamme or Mr. Taylor, we would have to make cash payments of $365,137, $296,480, $209,885, $187,355 and $177,850, respectively. See "Management—Severance Agreements."

        In addition, we have entered into change in control agreements with certain senior management employees, including, Mr. Keating, Mr. Murphy, Mr. Armstrong, Ms. Hamme and Mr. Taylor that provide for significant severance payments in the event such employee's employment with us is terminated within 18 months of a change in control or partial change in control (each as defined in the agreement) either by the employee for good reason or by us for any reason other than cause, disability, normal retirement or death. A change in control under these agreements includes any transaction or series of related transactions as a result of which at least a majority of our voting power is not held, directly or indirectly, by the persons or entities who held our securities with voting power before such transactions and KKR has liquidated at least 50% of its equity investment valued at such time for cash consideration. These agreements would make it costly for us to terminate certain of our senior management employees and such costs may also discourage potential acquisition proposals, which may negatively affect our stock price. See "Management—Severance Agreements."

  Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

        Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We cannot assure you that we will be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive or that certain of our products will not, as a result, become obsolete or less attractive to our customers.

  The reliability of market and industry data included in this prospectus may be uncertain.

        This prospectus contains market and industry data, primarily from reports published by ACT, ATA and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to heavy- and medium-duty truck production, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. We have not independently verified the data or any of the assumptions on which any estimates or forecasts are based. Similarly, internal company surveys, studies and research, which while we believe to be reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business, results of operations or financial condition.

Risks Related to the Exchange Notes

  Our substantial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

        As of December 31, 2004, our pro forma as adjusted indebtedness was $763.8 million. Our substantial level of indebtedness could have important negative consequences to you and us, including:

  •
  we may have difficulty satisfying our obligations with respect to our indebtedness;

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  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

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  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

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  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

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  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

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  our leverage could place us at a competitive disadvantage compared to our competitors that have less debt;

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  we may not have sufficient funds available, and our debt level may restrict us from raising the funds necessary, to repurchase all of the outstanding notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the new senior subordinated notes; and

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  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

        You should also be aware that certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. As of December 31, 2004, on a pro forma as adjusted basis, the carrying value of our total debt would have been $763.8 million, of which $488.8 million, or approximately 64%, would have been subject to variable interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same. See "Selected Historical Consolidated Financial and Other Data of Accuride."

  Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our new senior credit facilities and the indenture governing the outstanding notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. As of December 31, 2004, on a pro forma as adjusted basis, the revolving credit facility under our new senior credit facilities would have provided for additional borrowings of up to $95 million under our U.S. revolving credit facility and $5 million under our Canadian revolving credit facility. To the extent new debt is added to our and our subsidiaries' current debt levels, the risks described above would increase.

  To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facilities and new senior subordinated notes, on commercially reasonable terms or at all.

  We are subject to a number of restrictive covenants which, if breached, may restrict our business and financing activities.

        Our new senior credit facilities and the indenture governing the outstanding notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

  •
  incur additional debt;

  •
  pay dividends and make distributions;

  •
  issue stock of subsidiaries;

  •
  make certain investments;

  •
  repurchase stock;

  •
  create liens;

  •
  enter into affiliate transactions;

  •
  enter into sale-leaseback transactions;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        In addition, our new senior credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including the outstanding notes, while borrowings under our new senior credit facilities are outstanding. Our new senior credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        If we are unable to comply with the restrictions contained in the credit facilities, the lenders could:

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

  •
  require us to apply all of our available cash to repay the borrowings; or

  •
  prevent us from making debt service payments on the senior subordinated notes;

any of which would result in an event of default under the outstanding notes. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our new senior credit facilities, which constitutes substantially all of our and our subsidiaries' assets. Although holders of the senior subordinated notes could accelerate the notes upon the acceleration of the obligations under our credit facilities, we cannot assure you that sufficient assets will remain after we have paid all the borrowings under our new senior credit facilities and any other senior debt to repay the senior subordinated notes.

  Only certain of our subsidiaries guaranteed the outstanding notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.

        Certain of our subsidiaries, including our existing and future foreign subsidiaries, were not required to guarantee the outstanding notes. As of December 31, 2004, on a pro forma as adjusted basis, our non-guarantor subsidiaries would have had approximately 19.3% of our assets. On a pro forma as adjusted basis, our non-guarantor subsidiaries would have generated approximately 22.2% of our net sales and 18.0% of our Adjusted EBITDA for the year ended December 31, 2004. However, the indenture permits these subsidiaries to incur significant amounts of indebtedness in the future. In the event that any non-guarantor subsidiary (including any foreign subsidiary) becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables, and the claims (if any) of third party holders or preferred equity interests in our non-guarantor subsidiaries.

  Your right to receive payments on the exchange notes will be subordinated to the rights of the lenders under our new senior credit facilities and to all of our other senior indebtedness, including any of our future senior debt.

        The exchange notes will be our and the guarantors' general unsecured obligations that will be subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness. As of December 31, 2004, on a pro forma as adjusted basis, we would have had approximately $488.8 million of senior indebtedness and the revolving credit facility under our new senior credit facilities would have provided for additional borrowings of up to $95 million under our U.S. revolving credit facility and $5 million under our Canadian revolving credit facility. As of December 31, 2004, on a pro forma as adjusted basis, the subsidiary guarantors would have had approximately $488.8 million of senior indebtedness which would have represented guarantees of borrowings under our new senior credit facilities. We will also be permitted to incur substantial additional indebtedness, including senior indebtedness, in the future.

        We and the guarantors may not pay principal, premium, if any, or interest on account of the notes offered hereby in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our new senior credit facilities, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the notes for a designated period of time.

        Because of the subordination provisions in the notes and the guarantees offered hereby, in the event of our bankruptcy, liquidation or dissolution, our and the guarantors' assets will not be available to pay obligations under the notes or the applicable guarantee until we or the guarantors have made all payments in cash on our senior indebtedness. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the notes or the applicable guarantee, including payments of principal, premium, if any, or interest when due. In addition, in the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors' senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of the senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness. See "Description of Exchange Notes—Subordination."

  The notes are not secured by our assets, and the lenders under our new senior credit facilities will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

        In addition to being contractually subordinated to all existing and future senior indebtedness, the notes and the guarantees will not be secured by any of our assets. In contrast, our obligations under the new senior credit facilities are expected to be secured by substantially all of our U.S. and Canadian properties and assets and a pledge of 65% of the stock of our Mexican subsidiaries. A negative pledge restricts the imposition of other liens or encumbrances on any of our assets, subject to certain exceptions. In addition, we may incur other senior indebtedness, which may be substantial in amount, and which may, in certain circumstances, be secured. As of December 31, 2004, on a pro forma as adjusted basis, we would have had approximately $488.8 million of senior secured indebtedness.

        Because the notes and the guarantees will be unsecured obligations, your right of repayment may be compromised if any of the following situations occur:

  •
  we enter into bankruptcy, liquidation, reorganization, or other winding-up proceedings;

  •
  there is a default in payment under the new senior credit facilities or other secured indebtedness; or

  •
  there is an acceleration of any indebtedness under the new senior credit facilities or other secured indebtedness.

If any of these events occurs, the secured lenders could sell those of our assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the notes and the guarantees.

  Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.

        Our existing and certain of our future subsidiaries will guarantee our obligations under the notes. The issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor's guaranty, or subordinate such guaranty to the applicable guarantor's existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when the applicable guarantor entered into its guaranty or, in some states, when payments became due under such guaranty, the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

  •
  was insolvent or rendered insolvent by reason of such incurrence;

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  was engaged in a business or transaction for which such guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that such guarantor would incur, debts beyond such guarantor's ability to pay such debts as they mature.

The court might also void a guaranty, without regard to the above factors, if the court found that the applicable guarantor entered into its guaranty with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantees could be voided and required to be returned to such guarantor or to a fund for the benefit of such guarantor's creditors.

        A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for such guaranty if such guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guaranty, you would no longer have a claim against the applicable guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from any guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of such guarantor's debts, including contingent liabilities, was greater than the fair saleable value of such guarantor's assets;

  •
  if the present fair saleable value of such guarantor's assets were less than the amount that would be required to pay such guarantor's probable liability on such guarantor's existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  such guarantor could not pay such guarantor's debts as they become due.

        To the extent a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, the applicable guarantor's assets would be applied first to satisfy the applicable guarantor's liabilities, if any, before any portion of its assets could be applied to the payment of the notes.

        Each guaranty will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor's obligation to an amount that effectively makes the guaranty worthless.

  A conflict may arise between your interests and those of KKR and Trimaran.

        As of April 29, 2005, entities affiliated with KKR and Trimaran Investments II, L.L.C beneficially owned approximately 38.0% and 17.1% of our outstanding common stock, respectively. Our Sponsors have the ability to control our policies and operations and their interests may not in all cases be aligned with your interests as a holder of the notes. In addition, our Sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a holder of our notes. In addition, if we encounter financial difficulties, or are unable to pay our debts as they mature, the interests of our stockholders might conflict with those of the holders of the notes. In that situation, for example, the holders of the notes might want us to raise additional equity from our Sponsors or other investors to reduce our leverage and pay our debts; while our Sponsors might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Additionally, our Sponsors and certain of their affiliates are in the business of making investments in companies, and may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. We cannot assure you that the interests of these affiliates of KKR and Trimaran will not conflict with your interests. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our new senior credit facilities will not allow such repurchases. If we experience a change of control that triggers a default under our new senior credit facilities, we could seek a waiver of such default or seek to refinance our new senior credit facilities. In the event we do not obtain such a waiver or refinance the new senior credit facilities, such default could result in amounts outstanding under our new senior credit facilities being declared due and payable. In the event we experience a change of control that results in our having to repurchase your notes, we may not have sufficient financial resources to satisfy all of our obligations under our new senior credit facilities and/or the notes. A failure to make the change of control offer or to pay the change of control purchase price when due would result in a default under the indenture governing the notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture governing the notes. See "Description of Exchange Notes—Repurchase at the Option of Holders."

  There is no public market for the exchange notes, and we cannot assure you that a market for the exchange notes will develop or that you will be able to sell your exchange notes.

        The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or included in any automated quotation system. The initial purchaser has advised us that it currently intends to make a market in the exchange notes as permitted by applicable laws and regulations. However, the initial purchaser is not obligated to make a market in the exchange notes, and it may discontinue its market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Related to Our Initial Public Offering

  We will incur increased costs as a result of being a public company.

        We will incur significant legal, accounting and other expenses as a public company that we do not currently incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we will create additional board committees and will adopt additional policies regarding internal controls, disclosure controls and procedures. In addition, we will incur additional costs associated with public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we could be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it could be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules and we cannot predict or estimate the amount of additional costs we will incur or the timing of such costs.

  Our principal stockholders, executive officers and directors own a large percentage of our common stock and will be able to control substantially all corporate decisions.

        Our principal stockholders beneficially own, in the aggregate, approximately 62.7% of our outstanding common stock, including 38.0% and 17.1% of our outstanding common stock beneficially owned by KKR and entities affiliated with Trimaran Investments II, L.L.C. respectively, and our executive officers and directors beneficially own, in the aggregate, approximately 59.4% of our outstanding common stock. Our principal stockholders, executive officers and directors together beneficially own approximately 67.0% of our outstanding common stock (taking into account that some shares are considered beneficially owned by both principal stockholders and executive officers). In addition, KKR and entities affiliated with Trimaran Investments II, L.L.C. each have the right to appoint four and three members of our board of directors, respectively. As a result, our principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by our stockholders, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets, and they may do so in a manner with which you may not agree or which may be adverse to your interests. For example, they could (1) cause our company to enter into transactions with their affiliates that are adverse to our interests or (2) cause us to redeem or make payments on securities owned by them. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" in the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business" sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The "Risk Factors" section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

TTI MERGER

        On December 24, 2004, Accuride, Amber Acquisition Corp., a wholly-owned subsidiary of Accuride, TTI, the persons listed on Annex I to the merger agreement, whom we refer to as the signing stockholders, and Andrew Weller, Jay Bloom and Mark Dalton, as the TTI Stockholder Representatives, entered into an agreement and plan of merger, which was amended on January 28, 2005. We refer to the agreement and plan of merger, as amended, as the merger agreement. Pursuant to the merger agreement, on January 31, 2005, Accuride acquired TTI through the merger of Amber Acquisition Corp., a wholly-owned subsidiary of Accuride, with and into TTI, with TTI continuing as the surviving corporation, which we refer to as the TTI merger.

        At the effective time of and as a result of the TTI merger, (1) each share of TTI common stock, TTI Series D Preferred Stock and TTI Series E Preferred Stock was converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement, (2) each share of TTI Series A Preferred Stock and TTI Series C Preferred Stock was converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement and the right to receive a certain number of additional shares of our common stock contingent upon the occurrence of certain events, (3) all shares of common stock and preferred stock held in the treasury of TTI, or any of its subsidiaries, were cancelled and retired, (4) each outstanding option to purchase TTI common stock was terminated and (5) each outstanding warrant to purchase TTI common stock was terminated. Certain holders of TTI's common stock and preferred stock received cash from TTI in exchange for their interests in TTI prior to the closing. The number of shares of common stock issued by us to holders of preferred and common stock of TTI in connection with the TTI merger was 7,964,236. In addition, up to a maximum of 1,142,495 shares of common stock were to become issuable to former holders of TTI Series A Preferred Stock and Series C Preferred Stock upon the closing of the initial public offering, with the specific number of issuable shares determined as set forth in the merger agreement and described below. We refer to the additional shares as contingent shares.

        The contingent shares to be issued to former TTI stockholders was determined based upon TTI's achievement of certain EBITDA targets for the first quarter of 2005 and the initial public offering price of a share of our common stock in the initial public offering. We have determined that TTI's full EBITDA targets for the first quarter have been achieved. Based upon TTI's achievement of the EBITDA targets, the contingent shares to be issued to former TTI stockholders was:

  •
  0 shares if the initial public offering price is equal to or less than $13.38 per share;

  •
  approximately 369,254 shares if the initial public offering price is at least $13.39 per share but less than or equal to $14.91 per share;

  •
  approximately 749,933 shares if the initial public offering price is at least $14.92 per share but less than or equal to $16.39 per share; and

  •
  the maximum 1,142,495 shares if the initial public offering price is at least $16.40 per share.

        Given that the initial public offering price was $9.00 per share, no contingent shares were issued to the former TTI stockholders.

        On February 1, 2005, our board of directors was increased from four to seven members, consisting of the four former Accuride directors, Messrs. Fisher, Greene, Goltz and Keating, and three former directors of TTI, Messrs. Bloom, Dalton and Weller. On March 3, 2005, our board of directors was increased from seven to eight members and James C. Momtazee was appointed as the eighth director. Our board of directors has subsequently been increased to ten members with the addition of Charles E. Mitchell Rentschler and Donald C. Roof. Mr. Keating serves as President and Chief Executive Officer of the combined company and Mr. Murphy continues to serve as our Chief Financial Officer. Mr. Weller, former President and Chief Executive Officer of TTI, now serves as Executive Vice President of Accuride in charge of Components Operations and Integration. In addition, Mr. Cirar, who was formerly an executive officer of TTI, serves as our Senior Vice President/Gunite and Brillion Operations.

THE EXCHANGE OFFER

Purpose and Effect

        Together with the sale by us of the outstanding notes on January 31, 2005, we and the guarantors entered into a registration rights agreement, dated January 31, 2005, with the initial purchasers of the outstanding notes, which requires that we file a registration statement under the Securities Act with respect to the exchange notes on or prior to 150 days after the closing of the sale of the outstanding notes and, upon the effectiveness of that registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use all commercially reasonable efforts to cause the registration statement with respect to the exchange offer to be declared effective on or prior to 230 days after the closing of the initial issuance of the outstanding notes. It further provides that we must use all commercially reasonable efforts to consummate the exchange offer within 30 days after the effective date of our registration statement.

        Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this is a summary of the material provisions of the registration rights agreement. For a more complete understanding of the registration rights agreement, we encourage you to read the actual agreement as it, and not this description, governs your rights as holders of outstanding notes. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

        In order to participate in the exchange offer, a holder must represent to us, among other things, that:

  •
  any exchange notes to be received by the holder will be acquired in the ordinary course of business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  the holder is not an "affiliate" (within the meaning of Rule 405 under Securities Act) of us; and

  •
  if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

        In the event that:

  •
  we and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

  •
  any holder of the outstanding notes notifies us within 20 business days following the consummation of the exchange offer that is prohibited by applicable law or SEC policy from participating in the exchange offer; that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in this registration statement is not appropriate or available for such resales by such holder; or that it is a broker-dealer and owns notes acquired directly from us or one of our affiliates;

we must use all commercially reasonable efforts to cause to be filed a "shelf" registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

        Based on an interpretation by the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

  •
  acquired the exchange notes other than in the ordinary course of the holder's business;

  •
  has an arrangement with any person to engage in the distribution of exchange notes;

  •
  is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act; or

  •
  is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

        Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC's staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 14, 2005 or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

        The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the applicable indenture relating to the outstanding notes.

        As of the date of this prospectus, outstanding notes representing $275.0 million in aggregate principal amount of notes were outstanding and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

        We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice thereof to The Bank of New York Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "—Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The expiration date shall be 5:00 p.m., New York City time, on June 14, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

  •
  to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under "Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

  •
  to amend the terms of the exchange offer in any manner.

        In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

        Only a holder of outstanding notes may tender outstanding notes in the exchange offer. Except as set forth under the heading "—Book-Entry Transfer," to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

  •
  certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

  •
  a timely confirmation of a book-entry transfer, which we refer to as a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent's account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under the heading "—Exchange Agent" prior to the expiration date.

        Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to as an eligible institution, unless outstanding notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the outstanding notes.

        If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

        In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the heading "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering, you will be representing to us that, among other things:

  •
  any exchange notes to be received by you will be acquired in the ordinary course of business;

  •
  you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  you are not an "affiliate" (within the meaning of Rule 405 under Securities Act) of us; and

  •
  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

        In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent's account at the book-entry transfer facility in accordance with that book-entry transfer facility's procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under the heading "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

        The Depository Trust Company's Automated Tender Offer Program, or "ATOP," is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company's communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

        If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or "NYSE," trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

  •
  the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

        Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under the heading "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

  •
  identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

        All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under the heading "—Procedures for Tendering" at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates any applicable law or applicable interpretation of the Staff of the SEC.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the exchange offer in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the exchange offer.

        In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Exchange Agent

        All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Trust Company has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

    By Registered or Certified Mail, Hand Delivery or Overnight Courier:

    The Bank of New York Trust Company, N.A.
    Corporate Trust Department
    Reorganization Unit
    101 Barclay Street—7 East
    New York, NY 10286
    Attn: Carolle Montreuil

    By Facsimile: (Eligible Institutions Only): (212) 298-1915

    For Information or Confirmation by Telephone: (212) 815-5920

        Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

        Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated January 31, 2005, by and among us, the guarantors and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

        On January 31, 2005, we issued and sold the outstanding notes and used the net proceeds from the offering of the outstanding notes to discharge all of our existing 9 1/4% senior subordinated notes due 2008 and repay a portion of our outstanding term loan indebtedness under our then-existing credit facility. See "The TTI Merger and Related Transactions" on page 7.

CAPITALIZATION

        The following table sets forth our cash position and capitalization as of December 31, 2004, on (1) an actual basis, (2) a pro forma basis after giving effect to the Transactions and (3) a pro forma basis as further adjusted to give effect to:

  •
  the 591-for-one split of our common stock that occurred prior to the consummation of the initial public offering; and

  •
  the sale of 11,000,000 shares of common stock at the initial public offering price of $9.00 per share, after deducting underwriting discounts, estimated offering expenses and other expenses.

        This table should be read in conjunction with our consolidated financial statements and the notes to the financial statements appearing elsewhere in this prospectus. See "Selected Historical Consolidated Financial and Other Data of Accuride" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2004
	Actual	Pro Forma for the Transactions	Pro Forma as Adjusted
	(unaudited) (dollars in thousands)
Cash and cash equivalents	$71,843	$47,798	$47,798

Long-term debt (including current portion):
Revolving credit facilities(a)	$25,000	$25,000	$25,000
Term credit facility	274,100	550,000	460,685
Senior subordinated notes	189,580	275,000	275,000
Other debt	0	3,100	3,100

Total long-term debt (including current portion)	$488,680	$853,100	$763,785

Stockholders' equity (deficiency)
Preferred stock (par value)	0	0	0
Common stock (par value) and additional paid-in-capital	$52,086	$144,086	$233,401
Treasury stock	(735)	(735)	(735)
Accumulated deficit	(83,810)	(105,119)	(105,494)
Accumulated other comprehensive loss	(12,113)	(12,113)	(12,113)

Total stockholders' equity (deficiency)	$(44,572)	$26,119	$115,059

Total capitalization	$444,108	$879,219	$878,844

(a)
Our new senior credit facilities provide for borrowings of up to $95.0 million under our U.S. revolving credit facility and $30.0 million under our Canadian revolving credit facility. As of December 31, 2004, on a pro forma as adjusted basis, we would have had revolving loans outstanding of $25.0 million.

PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA

Unaudited Pro Forma as Adjusted Consolidated Financial Statements

        The unaudited pro forma consolidated financial statements have been derived from the application of pro forma adjustments to the historical consolidated financial statements of Accuride and TTI and should be read in conjunction with those consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this prospectus. The unaudited pro forma as adjusted consolidated financial statements are not necessarily indicative of the results that would have actually occurred if the Transactions and the initial public offering had been in effect on the dates indicated below or that may occur in the future.

        The accompanying unaudited pro forma as adjusted consolidated balance sheet of the combined companies at December 31, 2004 and the related unaudited pro forma as adjusted consolidated statements of income for the year ended December 31, 2004 give effect on a pro forma as adjusted basis to the Transactions, as described on page 7 of this prospectus, and the initial public offering.

        The unaudited pro forma as adjusted consolidated statements of income for the year ended December 31, 2004 have been prepared to reflect the Transactions and the initial public offering as if they were consummated on January 1, 2004. The unaudited pro forma as adjusted consolidated balance sheet reflects the Transactions and the initial public offering as if they were consummated on December 31, 2004. The unaudited pro forma adjustments and preliminary allocation of purchase price are based upon valuations and other studies that have not yet been completed. Accordingly, the actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. The unaudited pro forma as adjusted financial information is presented for informational purposes only.

Unaudited Pro Forma as Adjusted Consolidated Balance Sheet

As of December 31, 2004

	Accuride Historical	TTI Historical	Adjustments Acquisition		Notes	Adjustments Financing			Notes	Adjustments Offering	Notes	Pro Forma as Adjusted
	(dollars in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$71,843	$1,150		$(14,500)	a(i)		$(10,695)		b(i)	$89,315 (89,315)	c(i) c(i)	$47,798
Customer receivables, net of allowance for doubtful accounts	55,067	72,948										128,015
Other receivables	4,008	—										4,008
Inventories, net	47,343	54,458		5,473 2,050	a(ii) a(iii)							109,324
Supplies	13,027	—										13,027
Deferred income taxes	3,671	7,398										11,069
Prepaid expenses and other current assets	4,849	6,762										11,611

Total current assets	199,808	142,716		(6,977)			(10,695)					324,852
PROPERTY, PLANT AND EQUIPMENT, NET	205,369	84,467		22,868	a(iv)							312,704
OTHER ASSETS:
Goodwill	123,197	199,079		(199,079 252,558)	a(v) a(vi)							375,755
Investment in affiliates	3,752	0										3,752
Deferred financing costs	3,805	8,890		(8,890)	a(vii)		(3,049 9,708)		b(ii) b(ii)	(375)	c(ii)	10,089
Deferred income taxes	16,900	0		(16,900)								0
Pension benefit plan asset	30,924	0										30,924
Intangible assets	0	41,695		(41,695 142,590)	a(ix) a(x)							142,590
Other	88	0										88

TOTAL	$583,843	$476,847		$144,475			$(4,036)			$(375)		$1,200,754

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$54,952	$67,198	$			$						$122,150
Current portion of long-term debt	1,900	322,138		7,000	a(xii)		(324,038 5,500 (7,000	) )	b(i) b(i) b(i)			5,500
Accrued payroll and compensation	12,848	11,764		2,021	a(xi)							26,633
Accrued interest payable	8,142	6,767					(14,909)		b(i)
Income taxes payable	7,790											7,790
Accrued and other liabilities	6,489	26,007		190	a(xviii)							32,686

Total current liabilities	92,121	433,874		9,211			(340,447)					194,759
LONG-TERM DEBT, less current portion	486,780	3,100					844,500 (487,100 320)		b(i) b(i) b(iii)	$(89,315)	c(i)	758,285
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	22,987	15,230		28,879	a(xiii)							67,096
PENSION BENEFIT PLAN LIABILITY	25,836	11,973										37,809
DEFERRED INCOME TAX LIABILITY		7,628		32,620 (16,900)	a(xv)							23,348
OTHER LIABILITIES	691	3,042		665	a(xviii)							4,398
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock		2		(2)	a(xvi)							0
Common stock and additional paid in capital	52,086	217,044		(217,044 92,000)	a(xvi) a(xvii)					89,315	c(i)	233,401
Treasury stock	(735)	0										(735)
Accumulated other comprehensive income (loss)	(12,113)	(15,589)		15,589	a(xvi)							(12,113)
Retained earnings (deficit)	(83,810)	(199,457)		199,457	a(xvi)		(21,309)		b(iv)	(375)	c(ii)	(105,494)

Total stockholders' equity (deficiency)	(44,572)	2,000		90,000			(21,309)			88,940		115,059

TOTAL	$583,843	$476,847		$144,475			$(4,036)			$(375)		$1,200,754

See Notes to Unaudited Pro Forma as Adjusted Consolidated Financial Statements

Unaudited Pro Forma as Adjusted Consolidated Statement of Income

Year Ended December 31, 2004

	Accuride Historical	TTI Historical	Adjustments Acquisitions		Notes	Adjustments Financing		Notes	Adjustments Offering	Notes	Pro Forma as Adjusted
	(dollars in thousands, except per share data)
NET SALES	$494,008	$588,340	$			$					$1,082,348
COST OF GOODS SOLD	390,893	512,624		1,283 2,050 (3,840)	d(i) d(ii) d(iii)						903,010

GROSS PROFIT	103,115	75,716		507			—				179,338
OPERATING EXPENSES:
Selling, general and administrative	25,550	39,744		4,285 100	d(iv) d(ix)		—				69,679
Severance expense for former CEO	—	3,460									3,460
Merger costs		952									952
Loss on disposition of P, P&E	—	2,203									2,203
Failed IPO expense		2,908									2,908

INCOME FROM OPERATIONS	77,565	26,449		(3,878)			—				100,136
OTHER INCOME (EXPENSE):
Interest income	244	—									244
Interest (expense)	(37,089)	(31,928)					2,458 14,914	d(v) d(vi)	4,153 75	d(x) d(xi)	(47,417)
Loss on debt extinguishment	0	(10,655)					10,655	d(vii)			0
Equity in earnings of affiliates	646	—									646
Other income (expense), net	108	—									108

INCOME (LOSS) BEFORE INCOME TAXES	41,474	(16,134)		(3,878)			28,027		4,228		53,717
INCOME TAX PROVISION (BENEFIT)	19,698	(1,229)		(1,512)	d(viii)		10,930	d(viii)	1,649	d(viii)	29,536

NET INCOME (LOSS)	$21,776	$(14,905)		$(2,366)			$17,097		$2,579		$24,181

Preferred stock dividends	—	(31,075)									—
Net income (loss) available to common stockholders	$21,776	$(45,980)									$24,181

Weighted average common shares outstanding—basic	14,656,948	2,674,418									33,621,184
Basic earnings (loss) per share	$1.49	$(17.19)									$0.72
Weighted average common shares outstanding—diluted	15,224,332	2,674,418									34,476,976
Diluted earnings (loss) per share	$1.43	$(17.19)									$0.70

See Notes to Unaudited Pro Forma as Adjusted Consolidated Financial Statements

Notes to the Unaudited Pro Forma as Adjusted Consolidated Financial Statements

Note 1:    Pro Forma Adjustments

  (a)
  The TTI merger will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of TTI based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma as adjusted amounts included herein.

    The value of TTI was estimated by valuing each of TTI's operating segments individually and then summing these to determine the value of the consolidated entity. Discounted cash flow and market comparable approach indications of value, were used to determine a range of values for each operating segment. After reaching a conclusion on the combined value of the operating segments, the implied equity value of TTI was determined by subtracting TTI's debt on the date of the transaction. The implied equity value of TTI was $92 million. The TTI merger was valued based on appraisal information and other studies of the net assets acquired because we considered the fair value of the net assets acquired to be a more reliable measure of the fair value of TTI than the fair value of the shares issued to TTI stockholders on January 31, 2005.

    Included in the cost of the purchase are $14.5 million of direct costs including $8.5 million of advisory fees and $6.0 million of fees paid to outside consultants including legal, accounting, and appraisal services.

    Discounted cash flow analyses were prepared using five-year financial projections developed by our management based on their due diligence. The projections were prepared for each operating segment and included provisions for required investments in working capital and capital expenditures. The analyses used appropriate discount rates based on a weighted average cost of capital calculation utilizing equity returns generated by the Capital Asset Pricing Model. To estimate the residual value of each operating segment (the value of the segment after the explicit forecast period), the analyses utilized exit multiples consistent with those described in the market approach discussion below.

    A comprehensive market comparable approach was performed utilizing comparable companies, including companies in the heavy-duty truck industry. EBIT and EBITDA multiples were calculated for the comparable public companies using January 31, 2005 stock prices. Multiples were selected using the relevant comparable companies, on a unit by unit basis, based upon consideration of many factors including size, risk, profitability, quality of earnings, and growth expectations. The historical and forecasted EBIT and EBITDA of the

    TTI business units were then multiplied by the selected EBIT and EBITDA multiples to yield indications of value.

	(dollars in thousands)
Estimated Purchase Price of Equity				$92,000	a(xvii)
Estimated Acquisition Costs				14,500	a(i)

				106,500
Net assets of TTI at historical costs				2,000	a(xvi)

Excess of purchase price over net assets acquired at historical costs				$104,500

Adjustments to Net Assets Acquired:
Elimination of existing goodwill		$(199,079	)a(v)
Elimination of existing intangibles		(41,695	)a(ix)
Elimination TTI LIFO reserve		5,473	a(ii)
Estimated Fair Value of Assets and Liabilities (excluding Intangibles) in Excess of Book Value:
Increase in fair value of inventory		2,050	a(iii)
Increase in property, plant and equipment		22,868	a(iv)
Increase in pension and OPEB liability		(28,879	)a(xiii)
Increase in liabilities associated with severance contracts		(2,021	)a(xi)
Increase in liabilities associated with non-cancelable operating leases		(855	)a(xviii)
Elimination of deferred financing costs		(8,890	)a(vii)
Increase in fair value of long term debt—prepayment penalty		(7,000	)a(xii)
Estimated Fair Values of Intangible Assets Acquired:
Backlog (finite life)		650	a(x)
Trade names (indefinite life)		38,080	a(x)
Technology (finite life)		33,540	a(x)
Customer relations (finite life)		70,320	a(x)
Adjustments to Deferred Income Taxes:
Total adjustments above (excluding goodwill)	$83,641
Tax effect at 39%		(32,620	)a(xv)	(148,058)

Excess of Purchase Price Over Identifiable Net Assets				252,558	a(vi)

				$104,500

  (b)
  Assumptions related to refinancing adjustments for the unaudited pro forma as adjusted consolidated balance sheet as of December 31, 2004:

  b(i)
  Pro forma as adjusted results contemplate the refinancing of Accuride's and TTI's outstanding senior bank debt as well as the financing of Accuride and TTI's subordinated debt.

	As of December 31, 2004
Sources:
New senior credit facilities
Term loan facility	$550,000	(a)
Revolving credit facility	25,000
8 1/2% senior subordinated notes	275,000

	$850,000

Uses:
Debt repayments/extinguishments:
Extinguish Accuride's senior subordinated notes	$(189,900)
Extinguish TTI's senior subordinated notes	(100,000)
Repayment of Accuride's senior credit facilities	(299,100)
Repayment of TTI's senior credit facilities	(222,138)

	(811,138	)(b)

Payments of accrued interest and acquisition related accruals:
Interest	(14,909)
Redemption premium on TTI's senior credit facilities	(4,000)
Redemption premium on TTI's senior subordinated notes	(3,000)

	(21,909)

Fees and expenses incurred and paid in connection with the refinancing	(27,648	)(c)

	$(860,695)

Net decrease in cash and cash equivalents	$10,695

  (a)
  The new senior credit facilities require current amortization payments of $5,500 during 2005.

  (b)
  The historical debt instruments refinanced included current portions of $324,038 and long-term portions of $487,100.

  (c)
  Fees and expenses includes the following:

	Expensed	Capitalized	Total As of December 31, 2004
Bank fees	$9,599	—	$9,599
Bond issuance fees	—	$6,875	6,875
Interest and pre-payment penalty	2,320	—	2,320
Call premium	2,928	—	2,928
Legal, accounting and advisory fees	3,093	2,833	5,926

	$17,940	$9,708	$27,648

    b(ii)
    The deferred financing costs of $3,049 related to historical debt has been expensed and $9,708 of the new financing fees included in the total fees and expenses incurred of $27,648 discussed in b(i)(c) have been capitalized and will be amortized over the term of the related debt.

    b(iii)
    Historic long-term debt includes $320 of unamortized bond discount related to Accuride's senior subordinated notes. Long-term debt has been increased to reflect the write-off of the unamortized discount.

    b(iv)
    Retained earnings decreased $21,309 as a result of $17,940 of fees and expenses associated with the financing that had not previously been accrued and were not capitalized, $3,049 of non-cash amortization of deferred financing costs (discussed in b(ii)), and $320 of non-cash amortization of bond discount.

  (c)
  Assumptions related to offering adjustments for the unaudited pro forma as adjusted consolidated balance sheet as of December 31, 2004:

  c(i)
  Reflects net proceeds from the initial public offering and repayment of a portion of our new Term Loan B Facility:

Proceeds from sale of common stock in the initial public offering	$99,000
Less: underwriting fees and expenses	(6,435)
Less: other expenses of issuance and distribution	(3,250)

$89,315

    c(ii)
    Reflects the write-off of deferred financing costs in the amount of $0.4 million related to the repayment of a portion of our new Term Loan B facility concurrent with the initial public offering calculated as follows:

Deferred financing costs—Term B	$2,308	d(v)
Prepayment of Term B (89.3/550)	16.2%

Write-off of deferred financing fees	$375

  (d)
  Assumptions for the unaudited pro forma consolidated statement of income for the year ended December 31, 2004:

  d(i)
  Depreciation expense has been revised to reflect preliminary allocations of fair values and increases in and remaining useful lives of assets as part of the TTI merger, as follows:

	Fair Value	Useful Life	Depreciation Expense
Land	$5,712	n/a	n/a
Building	37,402	9-19 years	$3,535
Machinery & Equipment	65,854	1-14 years	11,018

Total pro forma depreciation expense			14,553
Less historical depreciation expense			(13,270)

			$1,283

    d(ii)
    Cost of sales has been increased by $2.1 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

    d(iii)
    Cost of sales has been decreased by $3.8 million to reverse the impact in expected changes in the LIFO reserve.

    d(iv)
    Amortization expense has been revised to reflect the preliminary allocations of intangible assets acquired, as follows:

	Fair Value	Useful Life	Amortization Expense
Backlog	$650	Less than 1 year	n/a
Trade names	38,080	indefinite	n/a
Technology	33,540	10-15 years	$2,293
Customer relationships	70,320	15-30 years	2,403

Total pro forma amortization expense			4,696
Less historical amortization expense			(411)

			$4,285

    d(v)
    Reversal of 2004 amortization of deferred financing costs of $3.9 million which had previously been charged to interest expense. This was offset by estimated amortization of deferred financing costs of $1.4 million on the financing calculated as follows:

	Fair Value	Useful Life	Amortization Expense
Bank debt:
Term B	$2,308
Revolver	525

Total bank debt	2,833	5 years	$573
Bond	6,875	10 years	688

	9,708
Old revolver	756	5 years	151

	$10,464		$1,412

    d(vi)
    Reflects pro forma interest expense resulting from our new capital structure based on an assumed LIBOR of 240 basis points as follows:

Revolving credit facility(1)	$1,225
Term Loan B facility(2)	25,575
Senior Subordinated Notes(3)	23,375

Total pro forma interest	50,175
Less historical net interest	(65,089)

$(14,914)

    (1)
    Reflects pro forma interest expense on our new revolving credit facility assuming an initial outstanding balance of $25.0 million at an interest rate of 4.90%.

    (2)
    Reflects pro forma interest expense on our new Term Loan B facility assuming an initial outstanding balance of $550.0 million at an interest rate of 4.65%.

    (3)
    Reflects pro forma interest expense on $275.0 million of notes offered at an interest rate of 8.5 percent.

    For the year ended December 31, 2004, a 1/8% variance in the interest rate would cause a change in interest expense of $1.1 million.

    d(vii)
    Reversal of TTI's 2004 debt extinguishment costs of $10.7 million.

    d(viii)
    Tax effect of pro forma adjustments at 39%.

    d(ix)
    To reflect incremental difference between historical management services fees of $0.9 million and pro forma fees of $1.0 million (see Note 3).

    d(x)
    Reflects reduction in pro forma interest expense resulting from the repayment of $89.3 million of our New Term Loan B facility concurrent with the initial public offering:

Repayment of Term Loan B facility	$89,315
Effective interest rate	4.65%

Reduction in interest expense	$4,153

    d(xi)
    Reflects reduction in amortization expense of $0.1 million related to write-off of deferred financing fees related to the repayment of $89.3 million of our New Term Loan B facility concurrent with the initial public offering.

Write-off of deferred financing costs	$375	c(ii)
Divided by the term of the facility	5 years

Amortization expense	$75

Note 2:    Earnings Per Share

        Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt reflected in the pro forma adjustments.

        Set forth below is a reconciliation of our pro forma as adjusted weighted average common shares outstanding-basic and diluted:

	Basic	Diluted
Accuride historical weighted average outstanding shares	14,656,948	15,224,332
Issuance of common stock to TTI group as discussed on page 31	7,964,236	7,964,236
Additional dilutive stock equivalents resulting from the impact of the change in fair value of Accuride stock due to the TTI merger	—	288,408
Issuance of common stock in the initial public offering	11,000,000	11,000,000

Pro forma as adjusted weighted average outstanding shares	33,621,184	34,476,976

        Given the initial offering price of $9.00 per share, zero additional shares were issuable upon the completion of the initial public offering; therefore, no contingent shares have been included in the calculation of pro forma as adjusted weighted average outstanding shares and calculations of earnings per share—basic and diluted.

Note 3:    Management Services Agreement

        Pursuant to the management services agreement described in this prospectus, which is to be effective upon the completion of the TTI merger, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000, while Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

Note 4:    Pro Forma as Adjusted EBITDA

        Pro forma as adjusted EBITDA is not intended to represent cash flows as defined by GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning pro forma as adjusted EBITDA because it is a basis upon which we assess our financial performance and incentive compensation and certain covenants in the Company's borrowing arrangements are tied to similar measures. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry.

        Pro forma as adjusted EBITDA consists of our pro forma as adjusted net income before pro forma as adjusted interest expense, pro forma as adjusted income tax expense and pro forma as adjusted depreciation and amortization. Set forth below is a reconciliation of our pro forma as adjusted net income to pro forma as adjusted EBITDA:

Year Ended December 31, 2004
Pro Forma as adjusted net income	$24,181
Income tax expense	29,536
Interest expense	47,173
Depreciation and amortization	47,687

Pro Forma as adjusted EBITDA	$148,577

Note 5:    Unusual Items (Increasing) Decreasing Pro Forma as Adjusted EBITDA

Year Ended December 31, 2004
Selling, general and administrative expenses(1)	$362
Net loss on disposition of property, plant and equipment(2)	2,203
Chief executive officer severance(3)	3,460
Transaction related costs(4)	3,860
Business interruption costs(5)	(319)
Items related to Accuride's credit agreement(6)	(108)
Inventory adjustment(7)	2,050

$11,508

(1)
TTI's selling, general and administrative expenses in 2004 included $0.4 million, related to professional fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

(2)
In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value.

  To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

(3)
In August 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

(4)
Transaction related costs include $2.9 million of TTI's expenses related to the aborted initial public offering in 2004 and $1.0 million of expenses related to the merger in 2004.

(5)
Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional cost associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim.

(6)
Items related to Accuride's credit agreement in 2004 included other income of $0.1 million.

(7)
Cost of sales on a pro forma basis included $2.1 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

Note 6:    Transaction Costs

        Excluding accrued interest and redemption premiums, we paid approximately $39.2 million of transaction fees and expenses as follows:

Acquisition costs
Advisory fees	$8,500
Outside consultants	6,000
Financing costs
Bank fees	9,599
Bond issuance fees	6,875
Interest and pre-payment penalty	2,320
Legal, accounting and advisory fees	5,926

$39,220

Note 7:    Net Operating Losses

        Under Internal Revenue Code ("IRC") Section 382, an ownership change can result in a limitation of a company's ability to utilize its net operating losses. Based on current projections of taxable income and the valuation of TTI, Accuride believes that following the TTI merger, Accuride will be able to fully utilize TTI's net operating losses. Accordingly, Accuride has determined that a valuation allowance against any deferred tax asset is not required as a result of the ownership change and the pro forma as adjusted financial statements do not include any adjustments relating to this matter. Additionally, this stock offering is likely to result in an "ownership change" of Accuride under IRC Section 382. Based on preliminary calculations, Accuride believes it will be able to fully utilize its net operating losses. Accordingly, Accuride has determined that a valuation allowance against any deferred tax asset is not required, and the pro forma as adjusted financial statements do not include any adjustments relating to this matter.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE

        The following tables set forth our selected historical consolidated financial and other data as of the dates and for the periods indicated. The selected historical consolidated financial statements and other data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements for such periods, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected historical consolidated data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. You should read the following selected historical financial information in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus and the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Historical Operations Data

Years Ended December 31,
2000	2001	2002	2003	2004
(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$475,804	$332,071	$345,549	$364,258	$494,008
Cost of sales(a)	396,587	298,275	286,232	301,428	390,893
Gross profit(a)	79,217	33,796	59,317	62,830	103,115
Operating expenses	29,494	31,000	24,014	23,918	25,550
Income from operations(a)	49,723	2,796	35,303	38,912	77,565
Interest income (expense), net(b)	(36,230)	(40,199)	(42,017)	(49,877)	(36,845)
Equity in earnings of affiliates(c)	455	250	182	485	646
Other income (expense), net(d)	(6,157)	(9,837)	1,430	825	108
Income tax (expense) benefit	(5,278)	13,836	(5,839)	930	(19,698)
Net income (loss)	2,513	(33,154)	(10,941)	(8,725)	21,776
Earnings (Loss) Per Share Data:(e)
Basic	$0.17	$(2.26)	$(0.75)	$(0.60)	$1.49
Diluted	0.17	(2.26)	(0.75)	(0.60)	1.43
Weighted average common shares outstanding (in thousands):
Basic	14,654	14,654	14,654	14,655	14,657
Diluted	14,677	14,654	14,654	14,655	15,224
Balance Sheet Data (at year end):
Cash and cash equivalents	$38,516	$47,708	$41,266	$42,692	71,843
Working capital (deficit)(f)	12,977	7,364	21,712	35,845	37,744
Total assets	515,271	498,223	515,167	528,297	583,843
Total debt	448,886	476,550	474,155	490,475	488,680
Stockholders' equity (deficiency)	(29,200)	(62,354)	(53,249)	(65,842)	(44,572)
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	252,006	145,978	181,199	176,774	262,569
Net cash provided by (used in):
Operating activities	66,343	1,359	15,307	7,964	58,329
Investing activities	(51,688)	(18,405)	(19,766)	(19,672)	(27,272)
Financing activities	(8,632)	26,238	(1,983)	13,134	(1,906)
EBITDA(g)	74,012	26,625	65,128	70,026	106,757
Unusual items (increasing) decreasing EBITDA(h)	15,333	14,353	3,421	2,061	(427)
Capital expenditures	50,420	17,705	19,316	20,261	26,421
Depreciation and amortization(i)	29,991	33,416	28,213	29,804	28,438
Ratio of earnings to fixed charges(j)	1.2	x	—	—	—	2.0	x

(a)
Gross profit for 2000 reflected $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico facility and $0.2 million of cost related to restructuring charges related to our other facilities. Gross profit for 2001 reflected $2.7 million of charges related to the closure of the Columbia, Tennessee facility, $1.6 million of restructuring charges related to our other facilities and a $2.7 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflected $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflects $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim.

(b)
Includes $11.3 million of refinancing costs during the year ended December 31, 2003. In 2000, $2.5 million relates to a gain on extinguishment of debt resulting from the repurchase of $10.1 million principal amount of our senior subordinated notes for $7.3 million.

(c)
Includes our income from AOT, Inc., a joint venture in which we own a 50% interest.

(d)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments.

(e)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding after giving effect to the 591-for-one split of our common stock.

(f)
Represents current assets less cash and current liabilities, excluding debt.

(g)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. In addition, EBITDA is presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Net income (loss)	$2,513	$(33,154)	$(10,941)	$(8,725)	$21,776
Income tax expense (benefit)	5,278	(13,836)	5,839	(930)	19,698
Interest expense	36,230	40,199	42,017	49,877	36,845
Depreciation and amortization	29,991	33,416	28,213	29,804	28,438

EBITDA	$74,012	$26,625	$65,128	$70,026	$106,757

(h)
Net income (loss) was affected by the unusual items presented in the following table:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Restructuring and integration costs(1)	$6,032	$4,292	$2,334
Aborted merger and acquisition costs(2)	3,147
Business interruption costs(3)				$2,157	$(319)
Strike avoidance costs(4)				444
Other unusual items(5)		224	2,517	285
Items related to our credit agreement(6)	6,154	9,837	(1,430)	(825)	(108)

Unusual items (increasing) decreasing EBITDA	$15,333	$14,353	$3,421	$2,061	$(427)

  (1)
  Restructuring and integration costs for 2000 included $5.4 million of restructuring and integration costs related to operations in Monterrey, Mexico and $0.6 million for restructuring costs in the United States. Restructuring and integration costs for 2001 included $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

  (2)
  In 2000, we incurred $3.1 million of costs related to aborted merger and acquisition activities.

  (3)
  Business interruption costs for fiscal 2003 included $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $0.3 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 and $0.5 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio. Business interruption costs for 2004 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire.

  (4)
  In 2003, we incurred $0.4 million for strike contingency costs associated with renewal of our labor contract at our facility in Erie, Pennsylvania.

  (5)
  Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility, $1.3 million one-time settlement fee paid to prior owner, $0.5 million of aborted business development costs and $0.4 million of other non-recurring professional fees related to a corporate restructuring at our Mexican subsidiary. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

  (6)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial convenants in Accuride's senior debt facility. Items related to our credit agreement in 2000 consisted of foreign currency losses of $6.2 million. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement for the year ended December 31, 2004 included currency gain and other income of $0.1 million.

(i)
Effective January 1, 2002, Accuride adopted SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets." No goodwill amortization was recorded during the years ended December 31, 2002, 2003, and 2004.

(j)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consists of interest expense, net, including amortization of discount and financing costs and the portion of operating rental expense (33%) which management believes is representative of the interest component of rent expense. For the years, ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $47.9 million, $5.7 million and $10.6 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains management's discussion and analysis of financial condition and results of operations for both Accuride and TTI and should be read in conjunction with the "Selected Historical Consolidated Financial and Other Data of Accuride," and the consolidated financial statements of Accuride and TTI and the related notes, all included elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Accuride Corporation

General Overview

        We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus, commercial trailer and specialty vehicle markets. We primarily serve the North American medium-duty truck market and heavy-duty truck and commercial trailer market. In addition, we serve the light truck and other industrial markets.

        We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheels and rims, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We also manufacture products for various industrial end-markets, including industrial components and farm implements. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in 17 strategically located facilities across the United States, Canada and Mexico.

        Our sales are affected to a significant degree by the heavy- and medium-duty truck and commercial trailer markets, which are subject to significant fluctuations due to economic conditions, changes in the alternative methods of transportation and other factors. We cannot assure you that fluctuations in these markets will not have a material adverse effect on our business, results of operations or financial condition.

        We have one reportable segment: the design, manufacture and distribution of component parts for heavy- and medium-duty trucks and commercial trailers. We sell our products primarily within North America and Latin America to original equipment manufacturers, or OEMs, and to the aftermarket.

TTI Merger

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

Related Transactions

        In connection with the TTI merger:

  •
  we sold $275.0 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as the outstanding notes in a private placement transaction;

  •
  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of January 31, 2005);

  •
  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

  •
  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

  •
  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

  •
  we paid approximately $39.2 million of transaction fees and expenses; and

  •
  in connection with the completion of its audit of, and the issuance of an unqualified report on, TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

        We refer to the TTI merger, the sale of the outstanding notes and the borrowings under our new senior credit facilities collectively as the Transactions.

Business Outlook

        Following a three-year industry downturn, the heavy- and medium-duty truck and commercial trailer markets began to show signs of a cyclical recovery at the end of 2003. Freight growth, improved fleet profitability, equipment age, equipment utilization, and economic strength continue to drive order rates for new vehicles not seen in several years. The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Current industry forecasts by analysts, including America's Commercial Transportation Publications, or ACT, predict that the North American truck industry will continue to gain momentum in 2005. We believe that the general economic recovery and pent-up demand should continue to drive the pace of recovery in the truck and commercial trailer industry. We cannot assure you, however, that the economic recovery will continue. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations or financial condition.

        Our operating challenges are to meet these higher levels of production while improving our internal productivity, and at the same time, mitigate the margin pressure from rising material prices. Furthermore, we may be required to increase our level of outsourced production for some of our products due to production constraints, and such outsourcing may result in lower margins.

Financial Statement Presentation

        Net sales.    Our net sales are generated from the sale of truck components to the heavy- and medium-duty truck and commercial trailer markets. The heavy- and medium-duty truck markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden, which are tied to general economic conditions except for the agriculture market, which is tied to those environmental and other factors that affect agricultural production.

        Cost of sales.    Our cost of sales includes the cost of raw materials such as steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, silicon sand, sand additives, coated sand, sheet and formed steel, bearings, purchased components, fasteners, foam, fabric and tube steel. The availability and price of steel, aluminum, steel scrap and pig iron are subject to market forces, including North American and international demand, freight costs, speculation and foreign exchange rates. During 2004 we experienced a sharp rise in raw material costs. We implemented raw material surcharges and price increases to our customers to offset a portion of the increases in these costs. Subsequently, some portion of the raw material surcharges were converted into price increases at Accuride. Our cost of sales also includes labor, utilities, freight, manufacturing depreciation and other manufacturing costs.

        Operating income.    Operating income represents net sales less cost of sales, selling, general and administrative expenses and other operating charges (credits).

Accuride Results of Operations

	Year Ended December 31,
	2002		2003		2004
	(dollars in thousands)
Net sales	$345,549	100.0%	$364,258	100.0%	$494,008	100.0%
Gross profit	59,317	17.2%	62,830	17.2%	103,115	20.9%
Operating expenses	24,014	6.9%	23,918	6.6%	25,550	5.2%
Income from operations	35,303	10.2%	38,912	10.7%	77,565	15.7%
Equity in earnings of affiliate	182	0.1%	485	0.1%	646	0.1%
Other (income) expense	(40,587)	(11.7)%	(49,052)	(13.5)%	(36,737)	(7.4)%
Net income (loss)	$(10,941)	(3.2)%	$(8,725)	(2.4)%	$21,776	4.4%

  Comparison of Fiscal Years 2004 and 2003

        Net sales.    Net sales increased by $129.7 million, or 35.6%, in 2004 to $494.0 million, compared to $364.3 million in 2003. Approximately $112.0 million of the increase in net sales was a result of the continuing cyclical recovery in the commercial vehicle industry resulting in increases in the sales volume of both steel and aluminum wheels. In addition to the increase in the sales volume, net sales increased approximately $12.0 million due to raw material surcharges and price increases that were necessitated by the rising costs of raw materials. Subsequently, some portion of the raw material surcharges were converted into price increases.

        Gross profit.    Gross profit increased $40.3 million, or 64.2%, to $103.1 million for 2004 from $62.8 million for 2003. The increase was primarily attributable to the increase in sales volume and improved operating leverage. This increase was partially offset by unfavorable economics of approximately $18 million including steel surcharges and rising aluminum costs and the net impact of the strengthening Canadian Dollar in the amount of $6 million. These unfavorable economics were partially offset by the $12 million of price increases as discussed above.

        Operating expenses.    Operating expenses increased by $1.7 million, or 7.1% to $25.6 million for 2004 from $23.9 million for 2003. This increase is primarily the result of higher costs for performance based incentive compensation in 2004. As a percent of sales, operating expenses for 2004 decreased to 5.2%, compared to 6.6% for 2003.

        Equity in earnings of affiliates.    Equity in earnings of affiliates increased to $0.6 million for 2004 compared to $0.5 million for 2003 primarily as a result of an increase in sales volume driven by the on-going recovery in the commercial vehicle industry.

        Other income (expense).    Net interest expense decreased to $36.8 million for 2004 from $49.9 million for 2003 primarily as a result of the $11.3 million of refinancing costs we incurred during 2003 associated with the refinancing of our senior debt. Other income for 2004 was $0.1 million compared to other income of $0.8 million in 2003. The $0.7 million decrease in other income is the result of fluctuations in foreign currency rates.

        Net income (loss).    We had net income of $21.8 million for the year ended December 31, 2004 compared to a net loss of $8.7 million for the year ended December 31, 2003. Included in the 2003 loss was $11.3 million of refinancing costs. Tax expense increased $20.6 million to $19.7 million for 2004 from a benefit of $0.9 million in 2003. The increase in tax expense was primarily the result of our increased pre-tax income.

  Comparison of Fiscal Years 2003 and 2002

        Net sales.    Net sales increased by $18.8 million, or 5.4%, in 2003 to $364.3 million, compared to $345.5 million for 2002. The $18.8 million increase in net sales was primarily due to the beginning of the cyclical recovery in the commercial vehicle industry led by a $14 million increase in orders from commercial trailer and chassis OEMs, a $12 million increase in the sales volume of aluminum wheels related to improved market penetration and a $7 million increase related to the strengthening of the Canadian dollar. These increases were partially offset by a $9 million decrease resulting from the discontinuance of a certain light wheel program, a $3 million decrease due to a soft market in Mexico and a $4 million decrease resulting from continued pricing pressures.

        Gross profit.    Gross profit increased by $3.5 million, or 5.9%, to $62.8 million for 2003 from $59.3 million for 2002. The principal causes for the improvement in our gross profit were a $14 million increase in sales volume and product mix, along with a $4 million increase from operating improvements at our facilities. Factors unfavorably impacting our gross profit during 2003 included $4 million related to pricing, $3 million related to the strengthening Canadian dollar and $7 million of higher costs for steel, natural gas and employee benefits.

        Operating expenses.    Operating expenses remained relatively constant for the year ended December 31, 2003, compared to the year ended December 31, 2002.

        Equity in earnings of affiliates.    Equity in earnings of affiliates increased to $0.5 million for 2003 compared to $0.2 million for 2002, primarily as a result of a reversal of previously accrued taxes at AOT, Inc., a joint venture in which we owned a 50% interest.

        Other income (expense).    Net interest expense decreased to $38.6 million for 2003 compared to $42.0 million for 2002 due to declining interest rates. During 2003, we incurred $11.3 million of refinancing costs associated with the refinancing of our senior credit facilities. Other income for 2003 was $0.8 million compared to other income of $1.4 million in 2002. The $0.6 million decrease in other income was the result of fluctuations in foreign currency exchange rates and our 2002 interest rate instruments.

        Net income (loss).    We had a net loss of $8.7 million for the year ended December 31, 2003 compared to a net loss of $10.9 million for the year ended December 31, 2002. Included in the 2003 loss was $11.3 million of refinancing costs. The higher effective tax rate in 2002 was primarily attributable to an increase in our valuation allowance to reduce a deferred tax asset that we do not expect to fully utilize. The 2003 statutory benefit was impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

TTI Results of Operations

	Year Ended December 31,
	2002		2003		2004
	(dollars in thousands)
Net sales	$411,598	100.0%	$440,009	100.0%	$588,340	100.0%
Gross profit	71,495	17.4%	71,078	16.2%	75,716	12.9%
Selling, general and administrative expenses	36,673	8.9%	38,896	8.8%	39,744	6.8%
Other operating charges (credits), net	—	—	(9,236)	(2.1)%	9,523	1.6%

Operating income (loss)	34,822	8.5%	41,418	9.4%	26,449	4.5%
Interest expense	42,306	10.3%	40,362	9.2%	31,928	5.4%
Other (income) expense, net	(92)	—	(8,693)	(2.0)%	10,655	1.8%
Income tax expense (benefit)	(1,679)	(0.4)%	6,248	1.4%	(1,229)	(0.2)%

Net income (loss) before cumulative effect of accounting change	(5,713)	(1.4)%	3,501	0.8%	(14,905)	(2.5)%
Cumulative effect of accounting change	(3,794)	(0.9)%	—	—	—	0.0%

Net income (loss)	$(9,507)	(2.3)%	$3,501	0.8%	$(14,905)	(2.5)%

  Year ended December 31, 2004 compared to year ended December 31, 2003

        Net sales.    Net sales for the year ended December 31, 2004, were $588.3 million, an increase of 33.7% compared to net sales of $440.0 million for the year ended December 31, 2003. TTI's net sales to the OEM market and other markets increased $126.6 million, or 39.8%, to $444.7 million. Approximately $17.4 million of this increase resulted from surcharges assessed to cover a portion of the increase in material costs for the related production and $2.5 million from price increases. The remaining increase in net sales was primarily a result of the continuing cyclical recovery in the North American Class 5-8 truck builds which increased 35.6% to 502,711 units built during the year ended December 31, 2004, from 370,801 units built during the same period of 2003. TTI's net sales to the aftermarket increased by $21.7 million, or 17.8%, to $143.6 million. Approximately $6.9 million of this resulted from surcharges assessed to cover a portion of the increase in material costs for the related production and $1.0 million from price increases. The remaining increase in aftermarket sales resulted from a combination of factors including increased truck fleet age, increasing truck fleet utilization rates, increasing freight ton miles and an increase in TTI's market share.

        Gross profit.    Gross profit increased $4.6 million, or 6.5%, to $75.7 million for the year ended December 31, 2004, from $71.1 million for the year ended December 31, 2003. The favorable impact of higher sales volume, which included $24.3 million of surcharges and $3.5 million of price increases, was partially offset by the unfavorable impact of higher raw material costs of $40.6 million, primarily scrap steel, pig iron, aluminum, processed steel and outsourcing.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased by $0.8 million, or 2.2%, to $39.7 million in 2004, from $38.9 million in 2003. This increase was primarily due to expenses associated with increased sales volume offset by a $2.3 million reduction in performance bonus. Selling, general and administrative expenses decreased as a percentage of sales to 6.8% in 2004 from 8.8% in 2003.

        Other operating charges (credits), net.    Other operating charges (credits), net increased by $18.7 million to $9.5 million charges for the year ended December 31, 2004, from $9.2 million credits for the year ended December 31, 2003. Other operating charges (credits), net in 2004 consisted of $2.9 million for cost associated with TTI's unexecuted initial public offering of common stock, $3.5 million of severance expenses for TTI's former Chief Executive Officer who retired in

August 2004, a $2.2 million impairment loss of TTI's assets held for sale at TTI's Erie, Pennsylvania location and $1.0 million in merger costs. In 2003, other operating credits, net consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of TTI's Emeryville, California plant) and a $6.6 million credit from the reduction in TTI's estimated environmental remediation liability.

        Interest expense.    Interest expense decreased by $8.5 million, or 20.9%, to $31.9 million in 2004 compared to $40.4 million in 2003, due primarily to reduced average borrowings, lower interest rates, the expiration of an interest protection contract in 2003 and a reduction in the amount of amortization of deferred financing fees and debt discount.

        Other (income) expenses, net.    Other (income) expense, net in 2004 represented $10.7 million of debt extinguishment costs resulting from the write-off of deferred financing costs and debt discount related to retirement of TTI's old senior subordinated notes repaid in connection with the issuance of TTI's new senior subordinated notes in May 2004 and costs associated from the write-off of deferred financing costs related to TTI's old senior credit facility which was refinanced in March 2004. Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of TTI's railcar interest in 2001 which had been deferred until the buyer's right to sell the interest back to TTI expired (see Note 19 to TTI's audited consolidated financial statements included elsewhere in this prospectus), a $1.8 million loss on the retirement of $40 million of TTI's existing senior subordinated notes and $0.5 million of interest income.

        Income tax expense (benefit).    TTI's effective tax rates of (7.6)% and 64.1% for the year ended December 31, 2004 and 2003, respectively, differ from the statutory rate of 35% primarily as a result of taxes in state jurisdictions and an increase in valuation and other adjustments and taxes on the gain on subordinated debt purchases in 2003.

  Comparison of Fiscal Years 2003 and 2002

        Net sales.    Net sales increased by $28.4 million, or 6.9%, in 2003 to $440.0 million, compared to $411.6 million in 2002. TTI's net sales to the aftermarket increased by $18.1 million, or 17.5%, to $121.9 million. TTI believes this increase resulted from a combination of factors including increasing truck fleet age, truck fleet utilization rate and freight tonmiles and increases in TTI's market share.

        The improving economy drove the increase in freight tonmiles and fleet utilization. TTI's net sales to the OEM market in 2003 increased by $10.2 million, or 3.3%, to $318.1 million, compared to a 0.1% increase in North American heavy- and medium-duty truck build. TTI believes the increase in OEM sales was due to increased market share created by demand for its products and strong customer relationships.

        Gross profit.    Gross profit decreased by $0.4 million, or 0.6%, to $71.1 million in 2003 from $71.5 million in 2002. Gross profit margins were unfavorably impacted during 2003, due primarily to higher costs for raw materials and utilities, including steel scrap and other metals, electricity and natural gas.

        Selling, general and administrative expenses.    SG&A increased by $2.2 million, or 6.0%, to $38.9 million in 2003, from $36.7 million in 2002. The increase was largely attributable to increased healthcare expense for retirees of $1.5 million due both to inflation and increased claims.

        Other operating charges (credits), net.    Other operating charges (credits), net in 2003 totaled $9.2 million and consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of TTI's Emeryville, California plant) and a $6.6 million credit from the reduction in TTI's estimated environmental remediation liability. See Note 15 to TTI's audited consolidated financial statements included elsewhere in this prospectus.

        Interest expense.    Interest expense decreased by $1.9 million, or 4.5%, to $40.4 million for 2003 compared to $42.3 million for 2002, due primarily to the realization of a lower effective interest rate on TTI's old senior credit facility, resulting from the expiration of fixed interest rate swaps and lower index rates and the effect of lower average borrowings under TTI's old senior credit facility. This impact was partially offset by a $1.8 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

        Other (income) expense, net.    Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of TTI's railcar interest, in 2001 which had been deferred until the buyers' right to sell the interest back to TTI expired (see Note 19 to TTI's audited consolidated financial statements included elsewhere in this prospectus), a $1.8 million loss on the retirement of $40 million of TTI's existing senior subordinated notes and a $0.5 million of interest income.

        Income tax expense (benefit).    Income taxes for 2003 were $6.2 million, compared to an income tax benefit of $1.7 million in 2002. Income tax as a percentage of pre-tax income was 64.1% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the December 19, 2003 purchase of TTI's existing senior subordinated notes by a group of its common equity holders. This transaction was deemed a taxable transaction to TTI due to the fact that the purchasers collectively held a majority of TTI's common stock.

        Net income (loss).    TTI had net income of $3.5 million in 2003 compared to a net loss of $9.5 million in 2002. As described under "Critical Accounting Policies and Estimates—Accounting for Goodwill and Indefinite-Lived Intangibles," TTI recorded goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, "Accounting for Goodwill and Other Intangible Assets," TTI's net loss in 2002 was $5.7 million.

Liquidity and Capital Resources

        Accuride's and TTI's net cash provided by operating activities in 2004 amounted to $58.3 million and $4.7 million, respectively, compared to $8.0 million and $7.8 million, respectively, for the comparable period in 2003. Accuride's and TTI's net cash used in investing activities totaled $27.3 million and $9.1 million, respectively, for the year ended December 31, 2004, compared to a net use of cash of $19.7 million and $8.4 million, respectively, for the year ended December 31, 2003. Accuride's capital spending in 2004 included $4.0 million related to installing manufacturing capacity for the production of light, full-face design wheels at its facility in London, Ontario and $8.5 million for the installation of additional machining capacity for aluminum wheels at its facility in Cuyahoga Falls, Ohio. TTI's capital spending in 2004 included $1.3 million invested in tooling for its new C-Series seat line.

        Accuride's net cash used in financing activities totaled $2.0 million for the year ended December 31, 2004 compared to net cash provided by financing activities of $13.1 million for the comparable period in 2003. During 2004, Accuride made a $1.0 million payment on the Term C loan under its third amended and restated credit agreement and a $0.9 million payment on the new Term B loan under its third amended and restated credit agreement. TTI's net financing activities for 2004 were a $5.5 million source of funds, consisting of $215.0 million of proceeds from TTI's senior secured term loan facilities and $4.0 million in net repurchasing from its revolving credit facilities, offset by $0.9 million in payments on its senior term loan facility, $196.5 million in repayments on its senior term loans and senior subordinated notes and $8.1 million in financing costs.

        Accuride's and TTI's primary sources of liquidity are cash flows from operations and borrowings under the individual company's revolving credit facilities. Primary uses of cash for both companies are funding working capital requirements, capital expenditures and debt service.

        We expect our capital expenditures to total approximately $40.0 million in 2005. It is anticipated these capital expenditures will fund (1) investments in productivity and low cost manufacturing improvements in 2005 of approximately $10 million, (2) equipment and facility maintenance of approximately $25.0 million and (3) capacity expansion of approximately $5.0 million. These expenditures will be funded by cash generated from operations and existing cash reserves.

  Pro Forma

        We intend to fund ongoing operations through cash generated by operations and borrowings under our new senior credit facilities.

        Our new senior credit facilities provide for (1) a new term credit facility in an aggregate principal amount of $550.0 million that will mature on January 31, 2012 and (2) a revolving credit facility in an aggregate principal amount of $125.0 million (comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility) that will terminate on January 31, 2010. The new term credit facility requires quarterly amortization payments of $1.4 million to commence on March 31, 2005, with the balance paid on the maturity date for the term credit facility. The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of us or Accuride Canada Inc., as applicable, a base rate or eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). The obligations under our new senior credit facilities are guaranteed by all of our domestic subsidiaries. The loans under the credit facilities are secured by, among other things, a lien on substantially all of our U.S. properties and assets and of our domestic subsidiaries and a pledge of 66% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all of the properties and assets of Accuride Canada Inc.

        The new senior credit facilities contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. We are also required to meet certain financial ratios and tests, including a leverage ratio, an interest coverage ratio and a fixed charge coverage ratio. Failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

        We issued $275.0 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest if any, to the date of redemption, and on or after February 1, 2010 at certain specified redemption prices. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The new senior subordinated notes are general unsecured obligations (1) subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities; (2) equal in right of payment with any of our and the guarantors' existing and future senior subordinated indebtedness; (3) senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness and (4) structurally subordinated to all obligations of our subsidiaries that do not guarantee the outstanding notes.

        The indenture governing the outstanding notes also contains numerous covenants including, among other things, restrictions on our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock, pay dividends or make other equity distributions, repurchase or redeem capital stock, make investments or other restricted payments, sell assets or consolidate or merge with or into other companies, create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us, engage in transactions with affiliates and create liens.

        Although we believe our cash on hand, availability under our new senior credit facilities and positive cash flows from operations will provide us with sufficient liquidity during the next 12 months, our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the outstanding notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

  Pro Forma as Adjusted Contractual Obligations and Commercial Commitments

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004 on a pro forma as adjusted basis and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt	$763.8	$5.5	$11.0	$36.0	$711.3
Interest on long-term debt(a)	233.9	23.4	46.8	46.8	116.9
Interest on variable rate debt(b)	150.4	22.6	44.4	43.3	40.1
Operating leases	34.7	6.9	9.5	5.4	12.9
Purchase commitments(c)	0.3	0.3
Other long-term liabilities(d)	83.1	8.6	18.4	21.4	34.7

Total obligations	$1,266.2	$67.3	$130.1	$152.9	$915.9

(a)
Consists of interest payments for Accuride's outstanding 8 1/2% senior subordinated notes due 2015 at a fixed rate of 8 1/2%.

(b)
Consists of interest payments for our average outstanding balance of our new senior credit facilities at a variable rate of LIBOR of 2.40% plus the applicable rate. The interest rate for the outstanding industrial revenue bond was the 2004 average rate of 2.23%.

(c)
The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(d)
Consists primarily of estimated future post-retirement benefit payments and estimated pension contributions.

        Off-Balance Sheet Arrangements.    Our off-balance sheet arrangements include our operating leases, letters of credit and unconditional purchase obligations, which are principally take-or-pay obligations related to the purchase of certain materials, including natural gas. Our operating leases are comprised of long-term real property and equipment leases that expire at various dates through 2015. Our total future minimum lease payments are $27.4 million. Items such as maintenance and insurance costs are not included in this amount. We had $16.6 million and $19.6 million in outstanding letters of credit as of December 31, 2003 and 2004, respectively. Our letters of credit are used primarily to secure workers' compensation liabilities.

  Net Operating Losses

        We believe the initial public offering will result in an "ownership change" of Accuride, within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The TTI merger resulted in an "ownership change" of TTI. As a result, our ability to use our and TTI's pre-change net operating losses (and certain built-in losses, if any) will be subject to an annual usage limitation, which could limit our ability to utilize some of such losses to offset our post-change taxable income. This limitation may have the effect of reducing our after-tax cash flow.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods.

        We continually evaluate our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results could differ from management's estimates.

        We believe our critical accounting policies and estimates, as reviewed and discussed with the audit committee of our board of directors, include accounting for impairment of long-lived assets, goodwill, pensions, taxes and contingencies.

        Impairment of Long-lived Assets.    We evaluate long-lived assets, including finite-lived intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

        Accounting for Goodwill and Indefinite-Lived Intangibles.    Since the adoption of SFAS No. 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS No. 142. If the carrying value of goodwill or indefinite-lived intangibles exceeds its fair value, an impairment loss must be recognized. A present value technique is often the best available technique by which to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimates of future cash flows and termination values. As such, several different terminal values were used in our calculations and the likelihood of possible outcomes was considered.

        Accuride Pensions and Post-Retirement Benefits.    Accuride accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, Accuride uses a smoothed value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on Accuride's computation of pension income (cost) be amortized over future periods.

        The most significant element in determining Accuride's pension income (cost) in accordance with SFAS No. 87 is the expected return on plan assets. In 2004, Accuride assumed that the expected long-term rate of return on plan assets would be 8.75% for the U.S. plans and 9.0% for the Canadian plans. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost). Over the long term, Accuride's U.S. pension plan assets have earned approximately 9% while its Canadian plan assets have earned approximately 11%. The expected return on plan assets is reviewed annually and, if conditions should warrant, revised. If Accuride were to lower this rate, future pension cost would increase.

        At the end of each year, Accuride determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, Accuride looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004 and 2003, Accuride determined this rate to be 6.0%. Changes in discount rates over the past three years have not materially affected pension income (cost), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

        The recent declines in the financial markets coupled with the decline in interest rates have caused Accuride's accumulated pension obligation to exceed the fair value of the related plan assets. As a result, in 2004 Accuride recorded an increase to its accrued pension liability and a non-cash charge to equity of approximately $1.0 million after-tax. This charge may be reversed in future periods if market conditions improve or interest rates rise.

        For the year ended December 31, 2004, Accuride recognized consolidated pre-tax pension cost of $2.9 million, up from $2.5 million in 2003. Accuride currently expects that the consolidated pension cost for 2005 will be approximately $3.9 million. Accuride currently expects to contribute $6.1 million to our pension plans during 2005; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

        For the year ended December 31, 2004, Accuride recognized a consolidated pre-tax post-retirement welfare benefit cost of $2.3 million, up from $2.2 million in 2003. Accuride currently expects that the consolidated post-retirement welfare benefit cost for 2005 will be approximately $2.7 million. Accuride expects to pay $0.7 million during 2005 in post-retirement welfare benefits.

        TTI Pensions and Post-retirement Benefits.    TTI provides pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions in determining its net periodic benefit costs are the expected return on pension plan assets and the healthcare cost trend rate for its post-retirement welfare obligations.

        In 2004, TTI assumed that the expected long-term rate of return on pension plan assets would be 8.5%. As permitted under paragraph 30 of SFAS No. 87, the assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in its net periodic benefit cost. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future net periodic benefit cost. The expected return on plan assets is reviewed annually and, if conditions should warrant, would be revised. A change of one percentage point in the expected long-term rate of return on plan assets would have the following effect:

	1% Increase	1% Decrease
	(dollars in thousands)
Effect on net periodic benefit cost	$(500)	$500

        For TTI's post-retirement welfare plans, TTI assumed a 10.0% annual rate of increase in healthcare costs for 2004, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2008 and remaining at that level thereafter. The healthcare cost trend is reviewed annually and, if conditions should warrant, revised. A change of one percentage point in the expected healthcare trend would have the following effect:

	1% Increase	1% Decrease
	(dollars in thousands)
Effect on total of service and interest cost	$534	$(480)
Effect on post-retirement benefit obligation	6,042	5,438

        At the end of each year, TTI determines the discount rate to be used to calculate the present value of its pension and post-retirement welfare plan liabilities. The discount rate is an estimate of the current interest rate at which its pension liabilities could be effectively settled at the end of the year. In estimating this rate, TTI looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004, TTI determined this rate to be 5.75%, a decrease of 0.5% from the 6.25% rate used at December 31, 2003.

        For the years ended December 31, 2004 and 2003, TTI recognized consolidated pre-tax pension cost of $1.1 million and $0.6 million, respectively. TTI currently expects that the consolidated pension cost for 2005 will be approximately $0.2 million. TTI currently expects to contribute $2.4 million to its pension plans during 2005; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates and changes in workforce compensation.

        For the year ended December 31, 2004, TTI recognized a consolidated pre-tax post-retirement welfare benefit cost of $3.8 million, up from $3.4 million in 2003. TTI currently expects that the consolidated post-retirement welfare benefit cost for 2005 will be approximately $4.0 million. TTI expects to pay $2.5 million during 2005 in post-retirement welfare benefits.

        Taxes.    Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the ability to realize our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins or loss of market share.

        At December 31, 2004, we had pro forma as adjusted net deferred tax liabilities of $12.3 million. Although realization of our net deferred tax assets is not certain, management has concluded that we will more likely than not realize the full benefit of the deferred tax assets.

        Contingencies.    We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amounts of loss, in the determination of loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us, resulting from our ongoing monitoring activities and progress with the related regulatory agencies, to determine whether the accruals should be adjusted. If the amount of the actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

Pro Forma as Adjusted Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

  Foreign Currency Risk

        Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. Forward foreign exchange contracts and other derivative instruments, designated as hedging instruments under SFAS No. 133, are used to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At December 31, 2004, we had open foreign exchange forward contracts of $24.8 million. We believe the use of foreign currency financial instruments reduces the risks that arise from doing business in international markets.

        However, our foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments. The counterparties to the foreign exchange contracts are financial institutions with investment grade credit ratings.

        During 2004, we experienced an 8.2% adverse change in the Canadian dollar. This resulted in a $10.2 million adverse impact on our 2004 earnings before taxes. This quantification of exposure to the market risk does not take into account the $4.2 million offsetting impact of derivative instruments.

  Raw Material/Commodity Price Risk

        We rely upon the supply of certain raw materials and commodities in our production processes and have entered into long-term supply contracts for our steel and aluminum requirements. The exposures associated with these commitments are primarily managed through the terms of the sales, supply and procurement contracts. From time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices. Commodity price swap and futures contracts are used to offset the impact of the variability in certain commodity prices on our operations and cash flows. At December 31, 2004, we had no open commodity price swaps and futures contracts.

  Interest Rate Risk

        We use long-term debt as a primary source of capital in our business. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt on a pro forma as adjusted basis at December 31, 2004:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(dollars in thousands)
Long-term Debt:
Fixed	$—	$—	$—	$—	$—	$275,000	$275,000	$275,000
Avg. Rate						8.50%	8.50%
Variable	$5,500	$5,500	$5,500	$5,500	$30,500	$436,285	$488,785	$488,785
Avg. Rate	4.65%	4.65%	4.65%	4.65%	4.65%	4.65%	4.65%

New Accounting Pronouncements

        FAS 106-2.    In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Financial Accounting Standards Board, or FASB, Statement No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," requires presently-enacted changes in relevant laws to be considered in current period measurements of post-retirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. 106-2, or FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. FAS 106-2 was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on our financial position or results of operations.

        FIN 46R.    In December 2003, the FASB issued a revision to Interpretation 46, or FIN 46R, to clarify some of the provisions of FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on our financial position or results of operations.

        SFAS No. 132 (revised 2003).    In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an Amendment of FASB Statements No. 87, 88, and 106." This statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS No. 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. We adopted this statement as of December 31, 2003 and revised our annual and interim disclosures for the periods ended December 31, 2003 and 2004 accordingly.

        SFAS No. 151.    In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 153.    In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 123 (revised 2004).    In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Accuride will be required to apply Statement 123(R) as of the first fiscal year that begins after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        FASB Staff Positions (FSPs) 109-1 and 109-2.    In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

INDUSTRY

        We compete in the North American commercial vehicle components industry and primarily serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarket (22% of 2004 pro forma net sales), with the remainder of sales made to customers in industrial markets. Our pro forma net sales to heavy- and medium-duty OEMs, commercial trailer OEMs, light truck OEMs and other industrial markets as a percentage of total pro forma sales were approximately 53%, 6%, 9% and 10%, respectively, in 2004. Foreign competition is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspects of many of our products, the need to be responsive to order changes on short notice and the small labor component to most products. The following is an overview of the commercial vehicle components industry and each of the markets that we serve. Whenever we refer to the commercial vehicle components industry, we mean the North American commercial vehicle components industries and markets.

Commercial Vehicle Components Industry

        The commercial vehicle components industry is comprised of heavy- and medium-duty truck and commercial trailer components suppliers. The commercial vehicle components industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the commercial vehicle components industry is characterized by considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports.

        The relationship between supplier and OEM generally tends to be close, cooperative and long-term in nature, requiring a substantial investment of time and resources by both parties. In contrast to the automotive industry, commercial vehicle end customers generally have the ability to specify components used in the original production of commercial vehicles, increasing the importance of brand recognition. Frequently, higher quality components are designated as "standard" equipment on an OEM's product line, further solidifying the relationship. Once a product is chosen as standard equipment for a line of trucks, any truck ordered in that line will come with that standard component unless the end user specifically requests a different product, which generally results in the payment of an additional charge by the end user to the OEM. As a result, the selection of a product as standard equipment for a line of trucks will generally create a steady demand for that product, both in the OEM market and in the aftermarket, because end users are more likely to use the standard component for replacement.

Commercial Truck Market Overview

        Commercial trucks are segmented into four major classes numbered 5 through 8. Heavy-duty trucks, or the Class 8 category, are used for the large majority of all truck tonmiles (the number of miles driven multiplied by the number of tons transported). While the majority of these tonmiles are long haul, Class 8 trucks also fill a niche as a regional delivery alternative. Medium-duty trucks, segmented into classes 5, 6 and 7, include buses and smaller transport vehicles, and are primarily used for regional package delivery, utility or construction.

	Class 5	Class 6	Class 7	Class 8
Weight (lbs.)	16,001 - 19,500	19,501 - 26,000	26,001 - 33,000	over 33,000
Example	Delivery Trucks	Beverage Trucks	Garbage Trucks	Tractor-Trailers
Units	47,981	92,702	99,458	262,569

Note: Units represent 2004 production levels as reported in ACT Research (March 2005).

  Heavy-Duty Truck Market

        The global heavy-duty truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. The global heavy-duty truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of heavy-duty trucks to meet the region-specific demands of end users, (3) the localized nature of regulation of the truck and truck components industries and (4) the ability to meet just-in-time delivery requirements.

        According to ACT, four companies represented approximately 100% of North American heavy-duty truck production in 2004. The percentages of heavy-duty production represented by Freightliner, PACCAR, Volvo/Mack and International were 36%, 25%, 19% and 20%, respectively.

        According to ACT, North American heavy-duty truck production is expected to increase significantly from 2003 to 2009. The following chart illustrates historical North American heavy-duty truck production as well as forecasts from ACT:

North American Heavy-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and March 2005).

  Historical and Projected Heavy-Duty Truck Results

        The North American heavy-duty truck industry experienced substantial growth during the 1990s, reaching a peak in 1999 with 332,587 production units. From mid-2000 through 2001, the industry experienced a significant cyclical decline caused by a number of events:

          (1)   the recessionary economic environment;

          (2)   the large number of new trucks introduced into the truck fleet from 1998 to early 2000, due in part to specific marketing programs such as buyback guarantees offered by the major truck manufacturers; and

          (3)   the large number of quality used trucks available at relatively low prices.

        These factors resulted in 2001 unit production declining approximately 56% from peak unit production in 1999.

        Following the substantial decline from 1999 to 2001, truck unit production increased modestly to 181,199 units in 2002 from 145,978 units produced in 2001, due primarily to the pre-buying of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the pre-buying, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest in the more expensive and newly compliant equipment.

        North American heavy-duty truck production of 176,774 units in 2003 remained substantially similar to 2002 production. During the first half of 2003, the economy remained in its recessionary mode as the United States commenced war in Iraq. New truck purchases remained subdued, and the age of the average truck on the road continued to increase. In mid-2003, evidence of renewed growth emerged and truck tonmiles began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. In the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. As a result, all of the major OEMs have increased their truck build rates to meet the increased demand.

        The North American heavy-duty truck market continued to rebound in 2004. According to ACT, North American heavy-duty truck production is expected to increase from 262,569 units in 2004 to 340,928 units in 2009, at a compound annual growth rate of 5.4%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace in 2004. North American year-over-year heavy-duty net truck orders increased 90% from 2003 to 2004. In spite of the increased production in 2003, the backlog for heavy-duty trucks has continued to increase and stood at 182,873 at the end of 2004, up from 64,569 at the end of 2003.

        According to ACT, heavy-duty truck unit production is expected to continue increasing in 2005 and 2006, with projected unit production of 308,415 units and 335,872 units, respectively. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks, and (3) the growing need to replace aging truck fleets.

        ACT forecasts that production in 2007 will be 205,775 units, a decline of approximately 38.7% from 2006 levels, due to new environmental standards that are expected to be introduced by the EPA in 2007. This decline would be similar in nature to what occurred after October 2002 following the introduction of new EPA emission standards. ACT projects that 2009 production will reach 340,928 units, an increase of approximately 65.7% from 2007 levels. We believe that this increase in volume is consistent with a sustained improvement in economic conditions and ACT's projected growth in heavy-duty tonmiles.

  Medium-Duty Truck Market

        Medium-duty trucks, which include buses and specialty vehicles, are smaller, less expensive vehicles that are generally used for short haul and more commodity like hauling, which fluctuate less with changes in the economy. The medium-duty market, which tends to be less cyclical than the heavy-duty market, has experienced strong growth this year and is expected to continue to grow from 2003 through 2009 as shown in the following chart:

North American Medium-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and March 2005).

        North American medium-duty net truck orders in 2004 were 254,510 orders, up 22.6% from 2003. Backlog for medium-duty trucks stood at 82,882 at the end of 2004, up from 54,179 at the end of 2003.

Commercial Trailer Market Overview

        The commercial trailer market includes dry vans, dump and tanker trailers used to haul a wide variety of freight from commodities to finished goods. Historically, general economic and business conditions have significantly impacted demand for commercial trailers and have highly correlated with the production of heavy-duty trucks. In addition, during the past few years demand for commercial trailers has been positively affected by the widespread implementation of just-in-time delivery requirements and lean manufacturing principles as companies use commercial trailers as portable warehouses. According to ACT, an estimated 183,162 and 235,953 trailers were sold in the U.S. commercial trailer market in 2003 and 2004, respectively. ACT projects that the commercial trailer market will continue to grow, reaching 288,963 units in 2009, a 4.1% compound annual growth rate from 2004.

Various Industrial Markets

        We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden. With the exception of the agriculture market, these markets are tied to general economic conditions. The agriculture market is tied to environmental and other factors that impact agricultural production.

Industry Drivers

  Economic Conditions

        The North American commercial vehicle industry is directly influenced by overall economic growth and consumer spending. Since commercial vehicle OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these commercial vehicles includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.

  Truck Freight Growth

        Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation, such as rail and pipeline, leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.9% in 2003. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking versus other modes of transporting goods. Growth in freight tends to correlate closely with the number of heavy-duty tonmiles, which is depicted in the following chart:

North American Tonmiles—Heavy-Duty Trucks
(number of tonmiles in billions)

"E"—Estimated

Source: ACT Research (February and March 2005).

        National suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide "to-the-hour" delivery options in order to maintain operating efficiency. As a result, heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Because trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time delivery requirements.

Truck Replacement Cycle and Fleet Aging

        In 2002, the average age of heavy-duty trucks passed the 10-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Most leading national freight companies replace their vehicles every three to five years. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors such as inventory management and the growth in less-than-truckload, or LTL, freight shipping also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. heavy-duty trucks:

Average Age of Active U.S. Heavy-Duty Trucks
(number of years)

Source: ACT Research (2005).

  Suppliers' Relationships with OEMs

        Suppliers' relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases the designation of a supplier's component as standard equipment, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

  Growth in the Aftermarket for Components

        The vehicle components aftermarket is characterized by steady sales and higher margins than in the primary market. Demand in this sector of the industry is primarily driven by the age and number of trucks in service and the number of miles driven by those commercial vehicles. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles driven in the overall trucking industry, as illustrated above. The aftermarket is a growing market as the overall size of the North American fleet of heavy-duty trucks has continued to increase and is attractive because of the recurring nature of the sales. The higher margins in the aftermarket result from suppliers' ability to leverage an already established fixed cost base and exert moderate pricing power. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of earnings.

BUSINESS

Corporate History

        Accuride and Accuride Canada Inc., a corporation formed under the laws of the province of Ontario, Canada and a wholly-owned subsidiary of Accuride, were incorporated in November 1986 for the purpose of acquiring substantially all of the assets and assuming certain of the liabilities of Firestone Steel Products, a division of The Firestone Tire & Rubber Company. The respective acquisitions by the companies were consummated in December 1986. In 1988, we were purchased by Phelps Dodge Corporation.

        On November 17, 1997, we entered into a stock subscription agreement with Hubcap Acquisition L.L.C. pursuant to which Hubcap Acquisition, an affiliate of KKR, acquired control of us. The acquisition consisted of an equity investment in us together with approximately $363.7 million of aggregate proceeds from certain financings, which were collectively used to redeem shares of our common stock owned by Phelps Dodge. The financing transactions included the issuance of public notes, which were registered under the Securities Act pursuant to a registration statement on Form S-4. Immediately after the closing of such transactions, Hubcap Acquisition owned 90% of our common stock and Phelps Dodge owned 10% of our common stock. Shortly thereafter, we sold additional shares of common stock and granted options to purchase common stock to certain senior management employees, representing, in the aggregate, approximately 10% of our fully diluted equity. Phelps Dodge subsequently sold its remaining interest in us to RSTW Partners III, L.P. in September 1998.

        On January 31, 2005, we completed our acquisition of TTI. TTI was founded as Johnstown America Industries, Inc. in 1991 in connection with the purchase of Bethlehem Steel Corporation's freight car manufacturing operations. After an initial public offering in July 1993, TTI continued to grow and transform its business through a series of acquisitions in the truck components industry completed between 1995 and 1999, which, together with continuing improvement in market conditions in the truck component industry, represented substantially all of its sales growth during such period. Following the sale of TTI's freight car operations in June 1999, it changed its name to Transportation Technologies Industries, Inc. In March 2000, TTI was acquired in a going-private transaction by an investor group led by its management and Trimaran.

The TTI Merger and Related Transactions

        On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly-owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. See "TTI Merger."

        Accuride plans to rationalize costs by eliminating redundant corporate overhead expenses, and consolidate purchasing, research and development, information technology and sales and distribution functions.

        In connection with the TTI merger:

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  we sold $275 million in aggregate principal amount of our 8 1/2% senior subordinated notes due 2015, which we refer to as the outstanding notes in a private placement transaction;

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  we entered into senior secured credit facilities, consisting of a $550.0 million term loan credit facility and a revolving credit facility in an aggregate principal amount of $125.0 million, which is comprised of a new $95.0 million U.S. revolving credit facility and the continuation of a

    $30.0 million Canadian revolving credit facility ($25.0 million of the Canadian revolving credit facility was funded as of January 31, 2005);

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  we discharged all of Accuride's outstanding 9 1/4% senior subordinated notes due 2008, including accrued interest and a redemption premium;

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  we discharged all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

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  we repaid substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and redemption premiums;

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  we paid approximately $39.2 million of transaction fees and expenses; and

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  in connection with the completion of its audit of, and the issuance of an unqualified report on, TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. For a further description of the nature of the material weaknesses and the Company's remediation efforts, see "Business—Internal Control over Financial Reporting."

        We refer to the TTI merger, the sale of the outstanding notes and the borrowings under our new senior credit facilities collectively as the Transactions.

The Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2004, we generated pro forma net sales of $1,082.3 million.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components. For the year ended December 31, 2004, we sold approximately 59% of our products to heavy-and medium-duty truck and commercial trailer OEMs and approximately 22% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its

Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Product Overview

        We design, produce and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. The following describes our major product lines and brands.

  Wheels (approximately 46% of 2004 pro forma net sales)

        We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy- and medium-duty wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. We also produce wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans. We market our wheels under the Accuride brand. A description of each of our major products is summarized below.

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  Heavy- and medium-duty steel wheels.  We offer the broadest product line of steel wheels for the heavy-and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and at a number of North American trailer OEMs.

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  Heavy- and medium-duty aluminum wheels.  We offer a full product line of aluminum wheels for the heavy-and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs. Aluminum wheels are generally lighter in weight, more readily stylized and approximately 3.5 times more expensive than steel wheels.

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  Light truck steel wheels.  We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as Ford, General Motors and DaimlerChrysler Corporation. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

  Wheel-End Components and Assemblies (approximately 24% of 2004 pro forma net sales)

        We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

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  Brake Drums.  We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

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  Disc Wheel Hubs.  We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety. These hubs have been mandated for all new trucks with air brakes since March 1997 and all new commercial trailers with air brakes since March 1998.

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  Spoke Wheels.  Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy- and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

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  Disc Brake Rotors.  We develop and manufacture durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We manufacture ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

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  Automatic Slack Adjusters.  Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance. Automatic slack adjusters were mandated for all new trucks in the United States beginning in 1994 and in Mexico since January 1, 2004.

  Truck Body and Chassis Parts (approximately 11% of 2004 pro forma net sales)

        We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing and the kitting and assembly of exhaust systems.

        We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

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  Bumpers.  We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

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  Fuel Tanks.  We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

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  Bus Components and Chassis Assembly.  We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

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  Battery Boxes and Toolboxes.  We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

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  Front-End Crossmembers.  We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

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  Muffler Assemblies.  We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

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  Crown Assemblies and Components.  We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

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  Other Products.  We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbelly brackets, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies and various other components.

  Seating Assemblies (approximately 6% of 2004 pro forma net sales)

        Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket and school and transit buses. All major North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

        Seating assemblies are primarily differentiated on comfort, price and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road.

        Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

        We have invested significantly to maintain our position as one of the leaders in the development of innovative seating assemblies. Our new "C-Series" product line is expected to begin production in late 2005. This next-generation seat features many new benefits, including modular assembly, seat pan extension and a wider, more stable suspension. In 1999, we introduced a new "Wide Ride" seat concept in response to customer demand for a wider, more comfortable product, and in 2001 we introduced the "Liberty Series" focused on the aftermarket.

        Our current line of seats is the "T-Series," which offers a number of different styles based on back height, weight, number of armrests, color, ability to adjust height and tilt and suspension system. In addition to the T-Series, we have also developed a mechanical seat under the Viking name, designed for construction equipment and rugged applications, as well as a seat designed for short runs on quick deliveries under the Baja name.

Other Components (approximately 13% of 2004 pro forma net sales)

        We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

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  Military Wheels.  We recently began producing steel wheels for military applications under the Accuride brand name. In addition, we are developing aluminum wheels for future applications to reduce vehicle weight.

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  Steerable Drive Axles and Gear Boxes.  We believe we are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.

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  Transmission and Engine-Related Components.  We believe we are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

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  Industrial Components.  We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.

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  Non-Powered Farm Equipment.  We also design, manufacture and market a line of farm equipment and lawn and garden products for the "behind-the-tractor" market, including pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators under the Brillion brand name.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

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  Leading Market Positions.  We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we have approximately an 87% market share (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we have approximately a 48% market share (an increase from approximately a 24% market share in 1998). The TTI merger expands our range of products and further solidifies our strong customer base by combining both companies' long-standing relationships with important OEMs. The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 54% market share in brake drums and approximately a 36% market share in disc wheel hubs. We expect to benefit from the combined businesses' broad product portfolio, established brand names and dedicated sales force, all of which we believe will help us to maintain and improve our strong market position by enhancing our ability to cross-sell products, increase our content per vehicle and market ourselves as a broad-based provider of commercial vehicle components to our customers. Based on internal market data, we believe that we have a number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
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  Significant and Increasing Profitability through Operational Excellence.  Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This system tracks operating metrics on a weekly and monthly basis and performance is tied to employees' annual compensation. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. These cost reduction efforts, in addition to the overall improvement in volume, have resulted in higher margins and profitability. We expect continued margin improvement as the benefits of improving market demand and a lower fixed cost base are more fully realized. Furthermore, the TTI merger provides the opportunity to create meaningful synergies in terms of rationalizing existing costs. We believe that combining the businesses will allow us to eliminate redundant corporate overhead expenses and reduce other costs through the consolidation of purchasing, research and development, information technology and sales and distribution.

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  Diversified Business.  We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. Our diversification also enables us to capitalize on the growth in our different end markets and enhances our recognition and reputation with our customer base. The following table describes our approximate 2004 pro forma net sales by product, end market and customer:

2004 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

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  Strong, Long-Term Customer Relationships.  We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. We have a dedicated sales force located near major customers such as Freightliner, PACCAR and International with additional field personnel positioned throughout North America to service other OEMs, independent distributors and trucking fleets. In addition, our research and development department works closely with customer engineering groups on technology development teams that develop new proprietary products and improve existing products and manufacturing processes. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Accuride and TTI manufacture and sell products that target the same end customers and in some cases are sold to the same buying representatives at the commercial vehicle OEMs that we serve. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

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  Significant and Growing Aftermarket Presence.  The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We believe that our increased penetration is a direct result of our focus on the aftermarket. Furthermore, we believe that the TTI merger will widen our sales channels, particularly in the aftermarket where TTI has a strong presence, which will provide us with a broader distribution network to reach more customers.

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  Significant Barriers to Entry.  Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand, (5) strong name-brand recognition and (6) significant inter-continental shipping costs and unique North American design requirements limiting imports. Competition from non-U.S. manufacturers is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspect of many of our products, the need to be responsive to order changes on short notice, unique North American design requirements and the small labor component to most products.

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  State-of-the-Art Manufacturing Facilities.  Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. These investments have significantly lowered overall labor costs. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products and require only modest capital expenditures to increase capacity selectively and lower overall manufacturing costs. Our facilities are strategically located within relative proximity of many of our customers, facilitating more effective and efficient customer service and lowering customer freight charges.

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  Proven Management Team.  With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader. Most recently, our management team successfully led us through an industry downturn and implemented significant operational improvements.

Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented since 1999, will enable us to benefit significantly from the anticipated growth in the North American heavy-duty truck market through increased sales and profitability. Specifically, key investments in our operations and increased capacity in addition to reduced headcount, improvement in manufacturing efficiencies and consolidation of manufacturing facilities have strengthened our competitive position. Accordingly, we believe that as truck build rates increase, we are well positioned to generate profits and margins that will compare favorably to those achieved at similar build rates during the last industry growth period. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

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  Focus on Operational Excellence and Efficiency.  We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a low fixed-cost structure. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. As a result, we have maintained our gross profit margin over the past several years despite an industry-wide downturn in heavy-duty truck builds from 2000 through 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. In 2004, we experienced an increase in raw material costs. To reduce our exposure to future cost increases, we have implemented a combination of price increases and surcharges.

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  Enhance Market Position through Organic Growth and Revenue Synergies.  We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offerings, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components. Examples include increasing our aftermarket sales through the use of TTI's large and established distribution network, leveraging Accuride's long-standing truck and commercial trailer fleet relationships for TTI's products, expanding opportunities in the military market for TTI products, combining and enhancing product development functions and using Accuride's Monterrey, Mexico facility to establish our Imperial brand name in Mexico.

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  Realize Cost Synergies from TTI Merger.  The combination of Accuride and TTI provides the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of purchasing, research and development, information technology and sales and distribution functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

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  Increase Products under Standard Supplier Arrangements.  We provide standard content to a majority of truck platforms at each of Freightliner, PACCAR, International and Volvo/Mack. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

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  Build Upon Our Market Leading Product Portfolio.  As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio to further solidify our position as a leading supplier of commercial vehicle components. We expect to develop the portfolio through both internal product development efforts and through select acquisitions of strategic products. We have a market-driven approach to product development, leveraging our close relationships with commercial vehicle OEMs to quickly assess and react to market demand. Additionally, while our near-term focus will be on the successful integration of TTI, we will also continue to identify and pursue, where strategically and financially prudent, select acquisitions that complement our existing portfolio.

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  Expand Truck Aftermarket Penetration.  Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. Over the last three fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 10.6%. We intend to continue our focus on increasing penetration in the aftermarket. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

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  Reduce Indebtedness and Leverage.  We currently anticipate reducing our indebtedness and taking steps to reduce our leverage by applying a significant portion of our net proceeds from the initial public offering to repay certain of our outstanding indebtedness. We may also apply a portion of excess cash flow in future periods towards debt reduction in order to further reduce our leverage and increase our financial flexibility.

Customers

        We market our components to more than 1,000 customers, including most of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors and aftermarket buying groups. Our largest customers are Freightliner, PACCAR, International and Volvo/Mack, which combined accounted for 56% of our pro forma net sales in 2004. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio and our continued innovation.

Sales and Marketing

        We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has sales and marketing personnel who, together with sales engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

        We also have fleet sales coverage focused on our wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create "pull-through" demand for our products. This effort is intended to help convince the truck OEMs to designate our products as standard equipment and to create sales by encouraging fleets to specify our products on the trucks that they purchase, even if our product is not standard equipment.

        In addition, we have an aftermarket sales coverage for our various products, particularly wheels, wheel-ends and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups. The size and effectiveness of this sales coverage has increased in recent years and has contributed to our growth in aftermarket sales.

Manufacturing

        We operate 17 manufacturing facilities, which are characterized by advanced manufacturing capabilities and six just-in-time sequencing facilities in North America. Our U.S. manufacturing operations are located in Alabama, California, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin. In addition, we have manufacturing facilities in Canada and Mexico. These facilities are strategically located to meet our manufacturing needs and the demands of our customers. In particular, in our wheel-end and assembly market, we believe that our highly-integrated manufacturing operations provide us with a competitive advantage, as we are able to combine our high quality castings from our facilities in Brillion, Wisconsin and Rockford, Illinois with our machining, assembly, welding and painting operations in Elkhart, Indiana.

        All of our significant operations are QS-9000 certified, which means that they comply with certain quality assurance standards for truck components suppliers. We believe our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR's Preferred Supplier award and Freightliner's Masters of Quality award.

Properties

        The table below sets forth certain information regarding our material owned and leased properties. We believe these properties are suitable and adequate for our business.

Facility Overview

Location	Business function	Brands Manufactured	Owned/ Leased	Size (sq. feet)
Evansville, IN	Corporate Headquarters	Corporate	Leased	37,229
London, Ontario, Canada	Heavy- and Medium-duty Steel Wheels, Light Truck Steel Wheels	Accuride	Owned	536,259
Henderson, KY	Heavy- and Medium-duty Steel Wheels, R&D	Accuride	Owned	364,365
Monterrey, Mexico	Heavy- and Medium-duty Steel Wheels, Light Truck Wheels	Accuride	Owned	262,000
Erie, PA	Forging and Machining—Aluminum Wheels	Accuride	Leased	421,229
Cuyahoga Falls, OH	Machining and Polishing—Aluminum Wheels	Accuride	Leased	131,700
Taylor, MI	Warehouse	Accuride	Leased	75,000
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling—Hub, Drums and Rotors	Gunite	Owned	258,000
Elkhart, IN	Machining and Assembling—Automatic Slack Adjusters	Gunite	Leased	37,000
Bristol, IN	Warehouse	Gunite	Leased	108,000
Brillion, WI	Molding, Finishing, Farm Equipment, Administrative Office	Brillion	Owned	593,200
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned/Leased	116,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Owned(a)	200,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(a)
This property is a leased facility for which we have an option to buy at any time for a nominal price.

Competition

        We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, breadth of product line, delivery and service.

        The competitive landscape for each of our brands is unique. Our primary competitors in the wheel markets include Alcoa Inc., ArvinMeritor, Inc. and Hayes Lemmerz International, Inc. The competition in the wheel-ends and assemblies markets for heavy-duty trucks and commercial trailers is ArvinMeritor, Consolidated Metco Inc., Hayes Lemmerz and Webb Wheel Products Inc. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a very limited number of competitors, with National Seating Company as our main competitor. Our major competitors in the industrial components market include 10 to 12 foundries operating in the Midwest and Southern regions of the United States.

Raw Materials and Suppliers

        We typically purchase steel for our wheel products from a number of different suppliers by negotiating high-volume contracts with terms ranging from one to three years. While we believe that our supply contracts can be renewed on acceptable terms, we cannot assure you that such agreements can be renewed on such terms or at all. However, we do not believe that we are overly dependent on long-term supply contracts for our steel requirements as we have alternative sources available if need requires. Furthermore, it should be understood that the domestic steel industry is subject to major restructuring and is poorly positioned, due to a lack of raw materials, to respond to major volume increases. This may result in occasional industry allocations and surcharges.

        We obtain aluminum for our wheel products through third-party suppliers. We believe that aluminum is readily available from a variety of sources. While aluminum prices have been volatile, we have price agreements with our current supplier to minimize the impact of any price volatility.

        Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. We do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, but do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. A portion of increases in steel scrap prices for our wheel-ends and industrial components is passed through to most of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a monthly or quarterly basis. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

        The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Price increases for these raw materials are passed through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

Employees and Labor Unions

        As of December 31, 2004, we had approximately 4,800 employees, of which 995 were salaried employees with the remainder paid hourly. Approximately 2,300 employees, or 48% of the total, are represented by unions. We have collective bargaining agreements with several unions, including (1) the United Auto Workers, (2) the International Brotherhood of Teamsters, (3) the Paper, Allied-Industrial, Chemical & Energy Workers International Union, (4) the International Association of Machinists and Aerospace Workers, (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon. In June 2004, employees at our Cuyahoga Falls, Ohio facility elected to be represented by the United Auto Workers. We are currently in negotiations of the initial contract. We do not anticipate that the unionization of the employees at our Cuyahoga Falls, Ohio facility will have an adverse effect on our operating costs.

        Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years. With the exception of our union contract with our hourly employees at our Monterrey, Mexico facility, which expires on an annual basis unless otherwise renewed, we do not have a union contract expiring before September 2005, at which time our union contract with the International Brotherhood of Teamsters covering hourly employees at our Elkhart, Indiana (Chelsea Lane) facility will expire. On April 29, 2005, we entered into a new collective bargaining agreement concerning the Gunite Facility located in Rockford, Illinois. The period of the contract is May 1, 2005 through November 17, 2007.

Intellectual Property

        We believe that our trademarks, patents, copyrights and other proprietary rights are important to our business. We have numerous trademarks, patents and copyrights in the United States and in certain foreign countries. We are not aware of any current or pending suits in connection with any of our trademarks, patents or copyrights.

Environmental Matters

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of December 31, 2004, we had a environmental reserve of approximately $2.8 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        As part of an initiative regarding compliance in the foundry industry, the EPA conducted an environmental multimedia inspection at Gunite's Rockford, Illinois plant in September and October 2003. Gunite received an administrative complaint from the EPA in January 2005 regarding alleged violations of certain registration and record maintenance regulations, with a proposed penalty in the amount of approximately $138,600. Gunite is reviewing the complaint and has not yet responded.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007.

Legal Proceedings

        As part of an initiative regarding compliance in the foundry industry, the EPA conducted an environmental multimedia inspection at Gunite's Rockford, Illinois plant in September and October 2003. Gunite received an administrative complaint from the EPA in January 2005 regarding alleged violations of certain registration and record maintenance regulations, with a proposed penalty in the amount of approximately $138,600. Gunite is reviewing the complaint and has not yet responded.

        We are involved in a variety of legal proceedings, including workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes and product liability claims arising out of the conduct of our businesses. In our opinion, the ultimate outcome of these legal proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

Our Sponsors

        Kohlberg Kravis Roberts & Co. L.P. is one of the world's oldest and most experienced private equity firms specializing in management buyouts. KKR is an investor in our company.

        Trimaran Capital Partners is a private asset management firm headquartered in New York, with assets under management in excess of $3.8 billion. Trimaran Investments II, L.L.C., an affiliate of Trimaran Capital Partners, is the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation. Trimaran Capital Partners, through its affiliated entity, Trimaran Advisors, L.L.C., formerly Caravelle Advisors, L.L.C., manages a portfolio of bank loans, high yield securities and special situation investments. Caravelle Investment Fund, L.L.C., a fund managed by Trimaran Advisors, is also an investor in our company.

        As of April 29, 2005, entities affiliated with KKR and entities affiliated with Trimaran Investments II, L.L.C. beneficially owned approximately 38.0% and 17.1% of our outstanding common stock, respectively. In addition, pursuant to a management services agreement among, us, KKR and Trimaran, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000, while Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

Internal Control over Financial Reporting

        Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  (1)
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  (2)
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  (3)
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

        In connection with the completion of its audit of, and the issuance of an unqualified report on, TTI's financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Deloitte & Touche LLP, identified deficiencies involving internal controls of TTI that it considers to be reportable conditions that constitute material weaknesses pursuant to standards established by the American Institute of Certified Public Accountants. The material weaknesses noted include: (1) weaknesses related to field level controls at TTI's Gunite and Brillion locations, which demonstrated local managements' lack of consistent understanding and compliance with TTI's policies and procedures and which included errors that resulted in certain book to physical inventory adjustments; and (2) a weakness related to the corporate level financial reporting, which consisted of the failure to adequately review the work of a third party actuarial consultant requiring an adjustment to our workers' compensation liability.

        In response to the material weaknesses identified by Deloitte & Touche LLP in respect to the internal control over financial reporting, management is implementing additional procedures and controls to remediate the material weaknesses. Actions being taken by management to remediate the material weaknesses with respect to TTI's Gunite and Brillion locations include: (i) monitor compliance with TTI's policies and procedures at the operating locations; (ii) develop targeted site reviews for locations that possess the weakest records of complying with TTI's policies and procedures; (iii) re-emphasize the importance of policies and procedures through continued training of operating location management of written policies and procedures; and (iv) dedicate additional review time to account reconciliations and analyses being performed by new accounting staff or when being prepared by an individual for the first time. Actions to be taken by management with respect to TTI's financial reporting controls include: (i) strengthen preventive controls; and (ii) review all assumptions and data provided to TTI by third party service providers.

        We acquired TTI on January 31, 2005, and it may not be possible for us to complete an assessment of TTI's internal control over financial reporting during the period from consummation of the TTI merger to the date of management's assessment under Section 404 of the Sarbanes-Oxley Act. Pursuant to FAQ 3 of the SEC's Securities Act Release No. 34-47986 (June 5, 2003), if we are unable to complete an assessment of TTI's internal control over financial reporting for the fiscal year ending December 31, 2005, then management of the Company expects to exclude TTI from management's report on internal control over financial reporting under Section 404. Pursuant to FAQ 9 of the Securities Act Release No. 34-47986 (June 5, 2003), the changes to TTI's internal control over financial reporting will be disclosed in the Company's 2005 Annual Report on Form 10-K, rather than in quarterly reports until the earlier of the completion of the remediation process or the 2006 Form 10-K. Net sales for the year ended December 31, 2004 for TTI were $588.3 million. Unless the material weaknesses described above, or any other material weaknesses identified in the future by us, are remedied prior to December 31, 2006, management will not be able to state in its evaluation that internal control over financial reporting is effective at a reasonable assurance level under Section 404 of the Sarbanes-Oxley Act.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our directors and executive officers, including their respective ages as of April 29, 2005. KKR and Trimaran each have the right to appoint four and three members, respectively, to our board.

Name	Age	Position(s)
Terrence J. Keating	55	Director, President and Chief Executive Officer
Andrew M. Weller	58	Director, Executive Vice President/Components Operations & Integration
John R. Murphy	54	Executive Vice President/Finance and Chief Financial Officer
David K. Armstrong	48	Senior Vice President/General Counsel and Corporate Secretary
James D. Cirar	58	Senior Vice President/Gunite and Brillion Operations
Elizabeth I. Hamme	54	Senior Vice President/Human Resources
Henry L. Taylor	51	Senior Vice President/Sales and Marketing
James H. Greene, Jr.	54	Director
Todd A. Fisher	39	Director
Frederick M. Goltz	33	Director
Jay R. Bloom	49	Director
Mark D. Dalton	43	Director
James C. Momtazee	33	Director
Charles E. Mitchell Rentschler(1)	65	Director
Donald C. Roof(2)	53	Director

(1)
Mr. Rentschler was appointed to our board on March 30, 2005.

(2)
Mr. Roof was appointed to our board on March 30, 2005.

        Terrence J. Keating has served as Chief Executive Officer, President and a director of the Company since May 2002. He began his career with us in December 1996 and has formerly served as Vice President/Operations and Senior Vice President and General Manager/Wheels. Mr. Keating holds a B.S. in Mechanical Engineering Technology from Purdue University and an M.B.A. in Operations from Indiana University.

        Andrew M. Weller has served as Executive Vice President/Components Operations & Integration and as a director since February 2005. Mr. Weller served as President and Chief Operating Officer of TTI from January 2000 to August 2004 and as TTI's President and Chief Executive Officer from August 2004 to January 2005. Mr. Weller also served as a director of TTI from September 1994 to January 2005. He formerly served as Executive Vice President and Chief Financial Officer of TTI from September 1994 to January 2000. Mr. Weller has also been Senior Managing Director of, and a partner in, TMB Industries since September 1994.

        John R. Murphy has served as Executive Vice President/Finance and Chief Financial Officer of the Company since March 1998. Mr. Murphy also serves as a director of O'Reilly Automotive, Inc., where he is the Chairman of its audit committee and a member of the governance/nominating committee. Mr. Murphy holds a B.S. in Accounting from the Pennsylvania State University and an M.B.A. from the University of Colorado.

        James D. Cirar has served as Senior Vice President/Gunite and Brillion Operations since February 2005. Mr. Cirar served as a director of TTI from January 2000 to January 2005. From January 2001 to January 2005, he served as an Executive Vice President of TTI and as the President and Chief Executive Officer of TTI's Foundry Group. From January 2000 through December 2000, Mr. Cirar served as a Senior Vice President of TTI and as the President and Chief Executive Officer of Gunite Corporation. Mr. Cirar was Chairman of Johnstown America Corporation and Freight Car Services, Inc. from September 1998 to June 1999 and Senior Vice President of Johnstown America Industries, Inc. from July 1997 to June 1999. Mr. Cirar is also a director of FreightCar America, Inc.

        David K. Armstrong has served as Senior Vice President/General Counsel and Corporate Secretary for the Company since October 1998. Mr. Armstrong holds a B.S. and MAcc in Accounting and a Juris Doctorate, all from Brigham Young University.

        Elizabeth I. Hamme has served as Senior Vice President/Human Resources since February 1995. Ms. Hamme holds a B.A. in Political Science and an M.A. in Adult Education from George Washington University.

        Henry L. Taylor has served as Senior Vice President/Sales and Marketing since July 2002. He formerly served as Vice President/Marketing from April 1996 to June 2002. Mr. Taylor holds a B.S. in Marketing and Management from the University of Nevada, Reno and has completed graduate courses in business at the University of Nevada, Reno, St. Louis University and Case Western University.

        James H. Greene, Jr.    has been a director since January 1998. He has been a member of KKR & Co., L.L.C., the limited liability company which serves as the general partner to KKR, since January 1996. He is also a director of Alliance Imaging, Inc., Owens-Illinois, Inc., Shoppers Drug Mart Corporation, and Zhone Technologies, Inc.

        Todd A. Fisher has been a director since January 1998. He has been a member of KKR & Co., L.L.C. since January 2001 and was an executive of KKR from June 1993 to December 2000. Mr. Fisher is also a director of Alea Group Holding Ltd., BRW-Parent of Bristol West Holdings, Inc., Rockwood Specialties, Inc. and Vendex KBB N.V.

        Frederick M. Goltz has been a director since June 1999. He has been an executive of KKR since March 1995, with the exception of the period from July 1997 to July 1998 during which time he earned an MBA at INSEAD. Mr. Goltz is also a director of Texas Genco LLC.

        Jay R. Bloom has been a director since February 2005. From March 2000 to January 2005, Mr. Bloom served as a director of TTI. Mr. Bloom is a founder, and has served as a managing partner, of Trimaran Fund Management, L.L.C since February 1999. Mr. Bloom has also served as a managing director and vice chairman of CIBC World Markets Corp. since August 1995, and as co-head of the CIBC Argosy Merchant Banking Funds since August 1995. Mr. Bloom is also a director of Educational Services of America, Inc., Norcross Safety Product L.L.C., FreightCar America, Inc., Norcraft Companies, L.P. and NSP Holdings, LLC. Mr. Bloom currently serves as a member of the Cornell University's Undergraduate Business Program Advisory Counsel, Performance Measures Task Force, Johnson Graduate School of Management Advisory Counsel and the Cornell University Council.

        Mark D. Dalton has been a director since February 2005. From March 2000 to January 2005, Mr. Dalton served as a director of TTI. Mr. Dalton has served as a managing director of Trimaran Fund Management, L.L.C since August 2001. From December 1996 to August 2001, Mr. Dalton served as a managing director in the Leveraged Finance Group of CIBC World Markets Corp. Mr. Dalton is also a director of FreightCar America, Inc.

        James C. Momtazee has been a director since March 2005. Mr. Momtazee has been an executive of KKR since 1996. Mr. Momtazee is also a director of Alliance Imaging, Inc.

        Charles E. Mitchell Rentschler has been a director since March 2005. Mr. Rentschler has been a partner with Langenberg & Company, a private industrial securities research firm, since August 2003. From 2001 to 2002, Mr. Rentschler was an independent business consultant providing general business consulting services to the foundry industry. Mr. Rentschler served as President and Chief Executive Officer of The Hamilton Foundry & Machine Co. from 1985 until 2001. The Hamilton Foundry and Machine Co. filed a petition for relief under Chapter 11 of the Bankruptcy Code on October 10, 2000. Mr. Rentschler currently serves on the audit committee of Hurco Companies, Inc.

        Donald C. Roof has been a director since March 2005. Mr. Roof has been the Executive Vice President, Chief Financial Officer and Treasurer of Joy Global Inc. since June 2001. From May 1999 to February 2001, Mr. Roof served as the President and Chief Executive Officer of Heafner Tire Group, Inc. Mr. Roof previously served on the audit committee of Fansteel Inc. from September 2000 to March 2003.

Composition of the Board of Directors

        Our board of directors consists of ten members. The rules of the New York Stock Exchange require that a majority of our board of directors qualify as "independent" according to the rules and regulations of the SEC and the New York Stock Exchange no later than the first anniversary of the closing. We intend to comply with these requirements.

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

  Audit Committee

        The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures, risk assessment procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee consists Mr. Roof, whom we have designated as the audit committee financial expert and chairman, and Mr. Rentschler. The composition of the audit committee complies with SEC and New York Stock Exchange requirements. Our board of directors has adopted a written charter for our audit committee, which will be posted on our website.

  Compensation Committee

        The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees. Each member of the compensation committee is a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee consists of Mr. Greene, whom we have designated as compensation committee chairman, Mr. Goltz and Mr. Rentschler. Our board of directors has adopted a written charter for our compensation committee, which will be posted on our website.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of directors, subject to the terms of our stockholders' agreement, identifies individuals qualified to become board members and recommends candidates for election to the board of directors, and considers and makes recommendations to the board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members. The nominating and corporate governance committee also monitors our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance. The nominating and corporate governance committee consists of Messrs. Goltz, Greene and Roof. The composition of the nominating and corporate committee complies with SEC and New York Stock Exchange requirements. Our board of directors has adopted a written charter for our nominating and corporate governance committee, which will be posted on our website.

  Compensation Committee Interlocks and Insider Participation

        Prior to the initial public offering, Messrs. Greene, Goltz and Rentschler, with Mr. Greene as chairman, served as the members of the compensation committee. Messrs. Greene, Goltz and Rentschler, with Mr. Greene as chairman, currently serve as members of the compensation committee. Mr. Greene is a member of KKR 1996 GP L.L.C., which beneficially owns approximately 56.4% of our outstanding common stock, and members of KKR & Co., L.L.C., which serves as general partner of KKR. Mr. Goltz is an executive of KKR & Co., L.L.C. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

        We have adopted a written code of conduct that is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct;

  •
  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

  •
  compliance with applicable laws, rules and regulations, including insider trading compliance; and

  •
  accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

        The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate. Our code of ethics will be posted on our website.

Director Compensation

        Directors employed by us do not receive any separate compensation for services performed as a director. Each non-employee director receives a $45,000 annual retainer, the chairmen of the audit and compensation committees receive additional annual retainers of $15,000 and $10,000, respectively, while other members of these committees receive an additional $5,000 annual retainer. At the election of the non-employee directors, the retainers will be payable in either cash or in shares of our common stock. On the day our common stock began trading in the initial public offering, each of our non-employee directors received under the Accuride Corporation 2005 Incentive Award Plan an option to purchase 25,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. The exercise price is $9.00 per share, the initial public offering price per share. Such options are fully vested at grant, but will become exercisable in one-third increments over a three year period on each anniversary of the date of grant. We reimburse directors for expenses incurred in connection with attendance at board or committee meetings.

Executive Compensation

        The following table sets forth the cash and non-cash compensation for services in all capacities to us for 2002, 2003 and 2004 of (1) our Chief Executive Officer and (2) our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 2004. We refer to these officers as the "named executive officers."

Summary Compensation Table

Long Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation (a)		Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation (b)
Terrence J. Keating(a) (President and Chief Executive Officer)	2004 2003 2002	$ $ $	365,137 330,000 282,920	$ $ $	289,988 352,249 139,432	$ $ $	26,232 10,066 11,940	— — —	17,810 — 189,846	— — —	$ $ $	300,000 119,423 74,907
John R. Murphy (Executive Vice President/Finance & CFO)	2004 2003 2002	$ $ $	296,480 283,500 275,625	$ $ $	248,642 374,092 267,300	$ $ $	16,992 9,499 10,111	— — —	14,925 — 121,071	— — —	$ $ $	337,817 120,769 91,312
David K. Armstrong (Senior Vice President/General Counsel)	2004 2003 2002	$ $ $	209,885 200,700 193,700	$ $ $	119,035 176,556 124,542	$ $ $	14,446 9,588 13,764	— — —	11,940 — 79,998	— — —	$ $ $	94,697 53,769 44,492
Elizabeth I. Hamme (Senior Vice President/Human Resources)	2004 2003 2002	$ $ $	187,355 179,160 172,965	$ $ $	106,260 157,607 111,236	$ $ $	9,603 9,479 10,252	— — —	11,940 — 79,998	— — —	$ $ $	190,715 52,930 36,682
Henry L. Taylor (Senior Vice President/Sales and Marketing)	2004 2003 2002	$ $ $	177,850 170,040 160,860	$ $ $	101,039 128,925 79,751	$ $ $	10,924 9,391 8,919	— — —	11,940 — 79,998	— — —	$ $ $	48,530 44,416 9,752

(a)
Compensation includes financial planning service fees, vacation sold, overseas travel incentive, and gross-ups on financial planning and gift certificate as follows:

	Year	Financial Planning Service Fees Plus Gross-up		Vacation Sold	Gift Certificate/Award Plus Gross-up		Overseas Travel Incentive
Mr. Keating	2004 2003 2002	$ $ $	9,478 10,030 10,111	$16,754 — —	$	— 36 —	$	— 1,829
Mr. Murphy	2004 2003 2002	$ $ $	9,478 9,355 10,111	$7,442 — —	$ $	71 144 —		— — —
Mr. Armstrong	2004 2003 2002	$ $ $	9,531 9,443 10,215	$4,863 — —	$ $ $	72 145 37	$	— — 3,512
Ms. Hamme	2004 2003 2002	$ $ $	9,531 9,443 10,215	— — —	$ $ $	72 36 37		— — —
Mr. Taylor	2004 2003 2002	$ $ $	9,478 9,355 8,882	$1,374 — —	$ $ $	72 36 37		— — —

(b)
Compensation includes contributions made by the Company to the employees' non-qualified retirement plans, qualified savings plan (company match and/or profit sharing), the Executive Life Insurance Plan (which provides employees with a bonus to pay for a universal life insurance policy that is fully owned by the employee), personal excess umbrella insurance coverage and gross-ups as set forth below:

	Year	Non-Qualified Retirement Plans Plus Gross-Up		Company Match & Profit Sharing		ELIP Premiums Plus Gross-up		Umbrella Insurance Premium Plus Gross-up		Distribution Upon Termination of Supplemental Savings Plan
Mr. Keating	2004 2003 2002	$ $ $	78,427 69,017 35,689	$ $ $	20,493 25,681 5,000	$ $ $	43,653 22,607 32,277	$ $ $	2,297 2,118 1,941	$155,130 — —
Mr. Murphy	2004 2003 2002	$ $ $	48,119 63,728 52,695	$ $ $	18,328 25,148 5,000	$ $ $	29,775 29,775 29,775	$ $ $	2,297 2,118 3,842	$239,298 — —
Mr. Armstrong	2004 2003 2002	$ $ $	12,918 17,969 15,008	$ $ $	14,012 19,383 4,615	$ $ $	15,000 15,000 14,654	$ $ $	1,446 1,417 10,215	$51,321 — —
Ms. Hamme	2004 2003 2002	$ $ $	10,252 15,823 12,214	$ $ $	12,886 17,069 4,324	$ $ $	18,621 18,621 18,203	$ $ $	1,446 1,417 1,941	$147,510 — —
Mr. Taylor	2004 2003 2002	$ $ $	8,487 9,946 5,108	$ $ $	12,848 16,058 3,490	$ $	17,005 17,005 —	$ $ $	1,436 1,407 1,154	$8,754 — —

        Effective February 1, 2005, Messrs. Weller and Cirar joined Accuride as executive officers as a result of the TTI merger. Mr. Weller serves as Executive Vice President/Components Operations & Integration with a base salary of $550,000. Mr. Cirar serves as Senior Vice President/Gunite & Brillion Operations with a base salary of $443,000. Please see "Employment Agreements."

Stock Option Grants in 2004

        The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2004 to the named executive officers. We granted options to purchase common stock equal to a total of 153,660 shares during 2004. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Option/SARs Granted	Percentage of Total Options/SARs Granted to Employees in FY 2004
			Exercise or Base Price Per Share
				Expiration Date
					5%	10%
Terrence J. Keating	17,730	12.9%	$2.962	3/8/14	$33,027	$83,697
John R. Murphy	14,775	10.8%	$2.962	3/8/14	$27,523	$69,748
David K. Armstrong	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798
Elizabeth I. Hamme	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798
Henry L. Taylor	11,820	8.6%	$2.962	3/8/14	$22,018	$55,798

Options/Option Exercises/SARs/Restricted Stock

        The following table gives information for options exercised by each of the named executive officers in 2004 and the value (stock price less exercise price) of the remaining options held by those executive officers at year end, using management's estimate of the common stock value on December 31, 2004:

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End
					Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terrence Keating	0	$0	180,846	62,646	$1,013,700	$405,700
John R. Murphy	0	$0	171,300	46,187	$720,810	$277,135
David K. Armstrong	0	$0	97,810	31,028	$458,722	$194,378
Elizabeth I. Hamme	0	$0	97,810	31,028	$458,722	$194,378
Henry L. Taylor	0	$0	97,810	31,028	$458,722	$194,378

Pension Plan Disclosure

        The Accuride Cash Balance Pension Plan, which we refer to as the Retirement Plan, covers certain employees of the Company. Under the Retirement Plan, each participant has a "cash balance account" which is established for bookkeeping purposes only. Each year, each participant's cash balance account is credited with a percentage of the participant's earnings (as defined in the Retirement Plan). The percentage ranges from 2% to 11.5%, depending on the participant's age, years of service and date of participation in the Retirement Plan. If a participant has excess earnings above the Social Security taxable wage base, then an additional 2% of the excess earnings amount is credited to the participant's account. Participants' accounts also are credited with interest each year, based upon the rates payable on certain U.S. Treasury debt instruments. Employees first becoming participants after January 1, 1998 also receive an additional credit for their first year of service.

        A participant's benefit at normal retirement age, if calculated as a lump sum payment, equals the balance of his or her cash balance account. The actuarial equivalent of the account balance also can be paid as a single life annuity, a qualified joint and survivor annuity, or an alternative form of payment allowed under the Retirement Plan.

        The estimated annual benefits payable upon retirement at normal retirement age (assuming continued compensation at the present amounts until normal retirement age, crediting of interest at a 6% rate and disregarding future cost-of-living increases in the Social Security wage base and qualified plan compensation and benefit limits), for each of the following named executive officers are:

Terrence J. Keating	$44,000
John R. Murphy	$44,300
David K. Armstrong	$66,000
Elizabeth I. Hamme	$44,800
Henry L. Taylor	$56,700

Equity Incentive Plans

        In connection with the initial public offering, we adopted the Accuride Corporation 2005 Incentive Award Plan, which we refer to as the Incentive Plan. No further options will be granted under our current 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries,

which we refer to as the 1998 Plan. On April 29, 2005, options to purchase 1,424,344 shares of our common stock remained outstanding under the 1998 Plan.

        The Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when the board of directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to our employees, consultants and directors.

  Share Reserve

        Up to 1,633,988 shares of our common stock are reserved for issuance upon the grant or exercise of Awards under the Incentive Plan. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than 500,000 shares may be granted pursuant to Awards settled in stock or $1,000,000 of performance awards settled in cash which are intended to be performance based compensation within the meaning of Code Section 162(m) to any one participant in a 12 month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions of our assets. As of the date hereof, options to purchase 918,065 shares of common stock or Awards have been granted under the Incentive Plan.

        Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option or other Award may be available for future grants of Awards under the Incentive Plan. In addition, shares subject to stock Awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new Awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

  Administration

        Generally, the compensation committee of our board of directors administers the Incentive Plan. However, with respect to Awards made to our non-employee directors or to individuals subject to Section 16 of the Securities Exchange Act of 1934, as amended, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, has the authority to

  •
  select the individuals who will receive Awards;

  •
  determine the type or types of Awards to be granted;

  •
  determine the number of Awards to be granted and the number of shares to which the Award relates;

  •
  determine the terms and conditions of any Award, including the exercise price and vesting;

  •
  determine the terms of settlement of any Award;

  •
  prescribe the form of Award agreement;

  •
  establish, adopt or revise rules for administration of the Incentive Plan;

  •
  interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

  •
  make all other decisions and determinations as may be necessary to administer the Incentive Plan.

        The compensation committee may delegate its authority to grant or amend Awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code or the officers to whom the authority to grant or amend Awards has been delegated.

        The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or the New York Stock Exchange rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

  Eligibility

        Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors and our consultants and advisors. However, options which are intended to qualify as ISOs may only be granted to employees.

  Awards

        The following will briefly describe the principal features of the various Awards that may be granted under the Incentive Plan.

        Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, shares of our common stock which have been held by the option holder for at least six months, other property with value equal to the exercise price, through a broker assisted cashless exercise or such other methods as the compensation committee may approve from time to time. The compensation committee may at any time substitute SARs for options granted under the Incentive Plan. Options may take two forms, nonstatutory stock options, or NSOs, and incentive stock options, or ISOs.

        NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs will also provide for exercise for a period of at least one year after the participant's death. NSOs may be granted at an exercise price that is less than the fair market value of our common stock on the date of grant, but not less than 85% of the fair market value on such date.

        ISOs will be designed to comply with the relevant provisions of the Code, including regulations promulgated thereunder, and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions ISOs must:

  •
  have an exercise price not less than the fair market value of our common stock on the date of grant or, if granted, to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock, or 10% stockholders, then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

  •
  be granted only to our employees and employees of our subsidiary corporations;

  •
  expire with a specified time following the option holders termination of employment;

  •
  be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

  •
  not be first exercisable for more than $100,000 worth, determined based on the exercise price.

        No ISO may be granted under the Incentive Plan after 10 years from the date our stockholders approved the Incentive Plan.

        Restricted Stock.    A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (which price may be zero), is nontransferable and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee will also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and or receive dividends on such shares.

        Stock Appreciation Rights.    SARs provide for the payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other Awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in our common stock only.

        Restricted Stock Units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit we will deliver to the holder of the restricted stock unit, unrestricted shares of our common stock which will be freely transferable.

        Dividend Equivalents.    Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award) held by the participant.

        Performance Awards.    Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the Award is intended to meet the requirements of "qualified performance based compensation" and is therefore deductible under Section 162(m) of the Code, then the performance criteria on which the Award will be based will be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, return on assets (net or gross), return on stockholders' equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Stock Payments.    Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form of our common stock.

        Deferred Stock.    Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock also will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

  Changes in Control

        Upon a change in control as defined in the Incentive Plan, all Awards will fully vest, become payable and all restrictions will lapse. In addition, the compensation committee may cause the Awards to terminate but will give the holder of the Awards the right to exercise their outstanding Awards or receive their other rights under the Awards outstanding for some period of time prior to the change in control. All SARs will automatically terminate and be paid out in connection with a change in control.

  Adjustments upon Certain Events

        The number and kind of securities subject to an Award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events, the compensation committee may provide for (1) the termination of any Awards in exchange for cash equal to the amount the holder would otherwise be entitled if he or she had exercised the Award, (2) the full vesting, exercisability or payment of any Award, (3) the assumption of such Award by any successor, (4) the replacement of such Award with other rights or property, (5) the adjustment of the number, type of chares and/or the terms and conditions of the Awards which may be granted in the future or (6) the result that Awards cannot vest, be exercised or become payable after such event.

  Awards Not Transferable

        Generally the Awards may not be pledged, assigned or otherwise transferred other than by will or by laws of descent and distribution. The compensation committee may allow Awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder's family, charitable institutions or trusts for the benefit of family members. In addition, the compensation committee may allow Awards to be transferred to so-called "blind trusts" by a holder of an Award who is terminating employment in connection with the holder's service with the government or an educational or other non-profit institution.

  Miscellaneous

        As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any Award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the compensation committee to disapprove of such use.

        The Incentive Plan will expire and no further Awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

1998 Stock Purchase and Option Plan

        In early 1998, we adopted the 1998 Plan, which provides for the issuance of a maximum of 1,918,977 shares of common stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of, or by, us. The 1998 Plan is intended to assist us in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of our stockholders.

        Accuride's officers or full-time employees are eligible to be selected by the board's compensation committee to participate in the 1998 Plan. The 1998 Plan permits the compensation committee to grant shares of common stock in the form of either (1) "purchase shares," subject to conditions or restrictions on the participant's right to sell or transfer the shares, which we refer to as purchase stock, or (2) non-qualified stock options to purchase shares of common stock subject to conditions and limitations as established by the compensation committee. The 1998 Plan will expire 10 years after it was approved by our stockholders, unless sooner terminated by the board of directors. Any termination of the 1998 Plan will not affect the validity of any grants under the 1998 Plan outstanding on the date of the termination.

        The compensation committee administers the 1998 Plan, including, without limitation, the determination of the employees to whom grants under the plan will be made, the number of shares of common stock subject to each grant and the various terms of the grants, provided that neither the exercise price of an option nor the purchase price for purchase stock may be less than 50% of the market value of the common stock on the date of grant. The compensation committee may from time to time amend the terms of any grant under the 1998 Plan, but such action will not adversely affect the rights of any participant and the 1998 Plan with respect to a grant under the plan without a participant's consent, except for adjustments made upon a change in the common stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control or similar event. The board of directors retains the right to amend, suspend or terminate the 1998 Plan. In conjunction with the adoption of the Incentive Plan, the board of directors has suspended the 1998 Plan and no further options or purchase shares will be granted under such plan.

Employee Stock Purchase Plan

        We have adopted the Accuride Corporation Employee Stock Purchase Plan, which is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at quarterly intervals, with their accumulated payroll deductions.

        We have reserved 653,595 shares of our common stock for issuance under the plan. The plan has quarterly offering periods, however, the first offering period commenced on the effective date of the initial public offering and end on the last day of the first full calendar quarter thereafter.

        Individuals scheduled to work more than 20 hours per week, for more than five calendar months per year may join on the first day of the offering period. Individuals who become eligible employees after the start date of an offering period may not join the plan until the next offering period. No employee who owns more than 5% of the voting power or value of all classes of our stock is eligible to participate in the plan. For the first offering period all employees will be automatically enrolled to participate in the plan at a contribution level of $10 per semi-monthly paycheck, or $5 per weekly paycheck, but the employees may later change such participation level, including withdrawal from the plan.

        Participants contribute flat dollar amounts of their cash earnings through payroll deductions each payroll period, with a minimum of $10 per semi-monthly paycheck, or $5 per weekly paycheck and no maximum. The accumulated contributions will be applied to the purchase of shares. Shares will be purchased under the plan on the last day of the offering period, which except for the first offering period will be the last day of each calendar quarter for the first offering period shares will be purchased on the last day of the first full calendar quarter after the effective date of the initial public offering. The purchase price per share will be equal to 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase dates.

        In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The plan will terminate no later than the tenth anniversary of the plan's initial adoption by the board of directors.

Severance Agreements

        We have entered into severance agreements with certain senior management employees, including the named executive officers, pursuant to which in the event of any such employee's termination "without cause" or "for good reason" (as defined therein) we will pay such employee one year's base salary.

        In addition to the severance agreements described above, we have entered into change in control agreements with senior management employees, including the named executive officers, and certain other of our key executives. Under these agreements, each participating executive is entitled to severance benefits if his or her employment with us is terminated within 18 months of a change in control or partial change in control (each as defined in the agreement) either by the employee for good reason or by us for any reason other than cause, disability, normal retirement, or death. A change in control under these agreements includes any transaction or series of related transactions as a result of which at least a majority of our voting power is not held, directly or indirectly, by the persons or entities who held our securities with voting power before such transactions and KKR has liquidated at least 50% of its equity investment valued at such time for cash consideration. In the event of a covered termination, (1) severance benefits for Tier I (Messrs. Keating and Murphy) include a payment equal to 300% of the employee's salary at termination plus 300% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination, (2) severance benefits for Tier II (Messrs. Armstrong, Taylor and Ms. Hamme) include a payment equal to 200% of the employee's salary plus 200% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination and (3) severance benefits for Tier III (other key executives) include a payment equal to 100% of the employee's salary. The agreements also provide for the continuance of certain other benefits, including reimbursement for forfeitures under qualified plans and health insurance coverage until the earlier of the employee becoming eligible for coverage by a subsequent employer or the expiration of 18 months from the date of termination. Any payment received under the change in control agreement will be reduced by the full amount of any payments to which the executive may be entitled due to termination pursuant to any other company severance policy.

Employment Agreements

        In connection with the TTI merger, we entered into employment agreements with Messrs. Weller, Cirar and Mueller. The Weller and Cirar agreements have a one year term commencing January 31, 2005. Mr. Weller will serve as Executive Vice President/Components Operations & Integration with a base salary of $550,000, plus bonus, option grants and other benefits comparable to our other senior executives. Mr. Cirar will serve as Senior Vice President/Gunite & Brillion Operations with a base salary of $443,000, plus $44,300 bonus opportunity, option grants and other benefits comparable to our other senior executives. Mr. Mueller will continue to serve as Vice President, Treasurer and Chief Financial Officer of TTI, with a base salary of $265,000, plus an incentive bonus of up to $100,000 and other benefits comparable to senior TTI executives. Both Messrs. Weller and Cirar may voluntarily terminate their employment for any reason, or no reason during the period from December 15, 2005 through January 15, 2006 and such termination will be treated as a termination for "good reason" for purposes of determining severance payments. If Mr. Weller's employment is terminated without cause or for "good reason" at any time prior to August 2, 2007, he will receive (1) a lump sum cash payment equal to two times the sum of his base salary and the greater of his target bonus under the Accuride annual incentive compensation plan, his target bonus in 2004 from TTI or the average bonus he received for each of 2002, 2003 and 2004 from TTI, (2) continuation of medical, dental, life and other employee welfare benefits for a period of three years and (3) continuation of all executive perquisites for a period of three years. Additionally, if Mr. Weller's employment is terminated for any reason other than cause, he, his spouse at such time and his dependents will be able to continue receiving benefits under Accuride's medical and dental plans without any cost for life. If Mr. Cirar's employment is terminated without cause or for "good reason" prior to August 2, 2007, he will receive (1) a lump sum cash payment of $1,772,000, (2) continuation of medical, dental, life and other employee welfare benefits for three years and (3) continuation of all executive perquisites for a period of three years. All three employment agreements contain three year post-employment non-compete and nonsolicitation provisions of either customers or employees for which Mr. Weller will receive a lump sum payment equal to his base salary and target bonus for the year of his termination for which and Messrs. Cirar and Mueller will receive cash payments of $886,000 and $530,000, respectively. We may terminate Mr. Mueller's employment at any time, with or without cause. If Mr. Mueller's employment is terminated without cause or if Mr. Mueller terminates his employment for any reason after April 30, 2005, then Mr. Mueller will receive a lump sum cash payment equal to $825,000. Further, Mr. Mueller and his dependents may continue to participate in all medical and dental benefit plans applicable to executive employees of TTI and Gunite until Mr. Mueller becomes eligible to receive medical or dental coverage under another employer's group health plan or the third anniversary of the end of Mr. Mueller's employment with TTI.

Employee Equity Arrangements

        Pursuant to the 1998 Plan, we sold stock and issued options to selected employees, including certain named executive officers, which represent, in the aggregate, approximately 5.5% of our fully diluted as converted common stock (of which the named executive officers held approximately 52%) as of April 29, 2005. In connection with such arrangements, we and each such employee entered into an Employee Stockholders' Agreement and a Stock Option Agreement. The Employee Stockholders' Agreement (1) places restrictions on each such employee's ability to transfer shares of purchase stock and common stock acquired upon exercise of the options granted under the 1998 Plan, including a right of first refusal in favor of us, (2) provides each such employee the right to participate pro rata in certain sales of common stock by Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., or its affiliates and (3) provides Hubcap Acquisition and its affiliates the right to require each employee to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates. The Employee Stockholders' Agreement also grants (subsequent to an initial public offering of the common stock) piggyback registration rights to each employee pursuant to a registration rights agreement between Hubcap Acquisition and us. In addition, the Employee Stockholders' Agreement gives us the right to purchase shares and options held by each employee upon termination of employment for any reason and permits each employee to sell stock and options in the event of death, disability or retirement after turning 65 years of age.

Annual Incentive Compensation Plan

        Certain of our employees are eligible to earn bonus compensation pursuant to the terms of our Annual Incentive Compensation Plan, or AICP, based upon attainment of corporate, plant and/or individual performance goals. Target bonuses for senior executives range, depending on organizational level, from 50% to 75% of salary, with maximum bonuses ranging from 90% to 135% of salary. Bonuses are paid only if the threshold corporate target is met. Participants must be actively employed at the end of the fiscal year in order to be eligible for a bonus. If a participant dies, retires, becomes disabled or loses his or her job because of a reduction in force or as a result of a merger or sale, participants are eligible to receive a pro rata portion of their bonus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

        The following table sets forth information regarding the beneficial ownership of shares of our common stock by:

  •
  each person, entity or group known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same shares. Percentage of beneficial ownership is based on 33,622,690 shares of common stock outstanding after the completion of the initial public offering. Shares of our common stock subject to options which are currently exercisable within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

        We completed our initial public offering of common stock on April 29, 2005 and estimate that following the offering we will have in excess of 2,000 stockholders of record. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

	Shares Beneficially Owned
Name and Address of Beneficial Owner
	Number	Percentage
5% Stockholders:
KKR 1996 GP L.L.C.(1) c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019	12,765,600	38.0%
Entities affiliated with Trimaran Investments II, L.L.C.(2) c/o Trimaran Capital Partners 425 Lexington Avenue, 3rd Floor New York, New York 10017	5,746,729	17.1%
RSTW Partners III, L.P.(3) 5847 San Filipe Houston, Texas 77057	1,418,400	4.2%
Entities affiliated with Albion Investors LLC(4) c/o Albion Investors LLC 1345 Avenue of the Americas, 37th Floor New York, New York 10105	1,137,703	3.4%

Directors and Executive Officers:
James H. Greene, Jr.(1)	12,765,600	38.0%
Todd A. Fisher(1)	12,765,600	38.0%
Frederick M. Goltz(1)	0	*
James C. Momtazee(1)	0	*
Jay R. Bloom(2)(5)	6,338,632	18.9%
Mark D. Dalton(2)	5,746,729	17.1%
John R. Murphy(6)	212,670	*
Terrence J. Keating(7)	204,485	*
David K. Armstrong(8)	121,450	*
Elizabeth I. Hamme(9)	121,450	*
Henry L. Taylor(10)	121,450	*
Andrew M. Weller	49,787	*
Charles E. Mitchell Rentschler	0	*
Donald C. Roof	0	*
All current directors and executive officers as a group (15 persons)(11)	19,974,128	59.4%

*
Less than 1%.

(1)
Shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 Fund L.P. is one of two members of Hubcap Acquisition and owns more than a 95% equity interest in Hubcap Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher and Alexander Navab, Jr. Messrs. Greene and Fisher are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. Messrs. Frederick M. Goltz and James C. Momtazee are members of our board of directors and are also executives of KKR. Messrs. Goltz and Momtazee disclaim that they are the owners (beneficial or otherwise) of any shares beneficially owned by KKR Associates 1996 L.P.

(2)
Shares beneficially held by entities affiliated with Trimaran Investments II, L.L.C. were acquired in the TTI merger. Messrs. Bloom and Dalton are associated with Trimaran Capital Partners, which, immediately following the consummation of the offering, is expected to own 17.1% of our common stock. Mr. Dalton disclaims any beneficial ownership of such common stock. Mr. Bloom is a managing member of Trimaran Investments II, L.L.C., the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, which hold 2,018,425, 849,808, 130,329, 1,314,298 and 1,433,869 shares of our common stock, respectively. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by these entities. Mr. Bloom has investment and voting power with respect to shares owned by these entities but disclaims beneficial ownership of such shares except with respect to approximately 43,443 of the shares owned by Trimaran Capital, L.L.C.

(3)
RSTW Management, L.P. is the sole general partner of RSTW Partners III, L.P.; Rice Mezzanine Corporation ("RMC") is the general partner of RSTW Management, L.P. RMC is a subchapter S-Corporation, the shareholders of which are Messrs. Don K. Rice, Jeffrey P. Sangalis,

  Jeffrey A. Toole and James P. Wilson. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by RSTW Partners III, L.P. Each of such individuals disclaims beneficial ownership.

(4)
Shares beneficially held by entities affiliated with Albion Investors LLC were acquired in the TTI merger. Albion Investors LLC, formerly known as Albion Alliance LLC, has investment control over Albion Mezzanine Fund, L.P., Albion Mezzanine Fund II, L.P. and Albion/TTI Securities Acquisition LLC, which beneficially own 295,907, 295,919 and 545,877 shares, respectively, of our common stock. The members of Albion Investors LLC are Messrs. Alastair Tedford and Mark Arnold. Each of such members may be deemed to share beneficial ownership of such shares. Each of such members disclaims beneficial ownership of such shares.

(5)
Caravelle Investment Fund, L.L.C., which beneficially holds 591,903 shares of common stock, is an investment fund managed by Mr. Bloom and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C., but disclaims beneficial ownership of such shares. The managing member and investment advisor of Caravelle Investment Fund, L.L.C. is an affiliate of Trimaran. The shares beneficially held by Caravelle Investment Fund, L.L.C. were acquired in the TTI merger. The address of Caravelle Investment Fund, L.L.C. is 425 Lexington Avenue, New York, NY 10017.

(6)
Mr. Murphy's beneficial ownership includes 77,716 shares issuable pursuant to options exercisable at $8.461 per share, and 93,584 shares issuable pursuant to options exercisable at $2.962 per share.

(7)
Mr. Keating's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 145,385 shares issuable pursuant to options exercisable at $2.962 per share.

(8)
Mr. Armstrong's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 62,350 shares issuable pursuant to options exercisable at $2.962 per share.

(9)
Ms. Hamme's beneficial ownership includes 35,460 shares issuable pursuant to options exercisable at $8.461 per share, and 62,350 shares issuable pursuant to options exercisable at $2.962 per share. Ms. Hamme beneficially owns 23,640 shares held in the name of the Elizabeth I. Hamme Living Trust, dated July 23, 1999.

(10)
Mr. Taylor's beneficial ownership includes 35,460 shares, which are subject to an option to purchase such shares from Accuride at $8.461 per share, and 62,350 shares which are subject to an option to purchase such shares from Accuride at $2.962 per share.

(11)
Includes shares that may be deemed to be beneficially held by Messrs. Greene, Fisher, Goltz and Momtazee due to their relationships with KKR 1996 GP L.L.C. and by Messrs. Bloom and Dalton due to their relationships with Trimaran and Caravelle Investment Fund, L.L.C. Mr. Cirar, who holds 38,604 shares, is also included as an executive officer. Also includes 645,575 shares of common stock issuable upon the exercise of fully exercisable options. The total number of shares listed does not double count the shares that may be beneficially attributable to more than one person.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

        In connection with the TTI merger, Accuride, Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., and certain other parties agreed to amend and restate the January 21, 1998 registration rights agreement between the Company and Hubcap. The amended and restated registration rights agreement became effective on January 31, 2005 and terminated the January 21, 1998 registration rights agreement. The amended and restated registration rights agreement provides that affiliates of KKR, including, without limitation, Hubcap Acquisition, have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. The amended and restated registration rights agreement also provides that, upon the closing of the initial public offering, affiliates of Trimaran Capital Partners will have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. Upon initiation of a "demand" registration by the affiliates of either KKR or Trimaran Capital Partners, the remaining parties to the amended and restated registration rights agreement may participate in the registered offering subject to certain limitations. The amended and restated registration rights agreement provides, among other things, that we will pay all expenses in connection with any demand registration requested by the KKR affiliates and the Trimaran Capital Partners affiliates and in connection with any registration commenced by us as a primary offering in which a party to the amended and restated registration rights agreement participates through "piggyback" registration rights granted under the amended and restated registration rights agreement. The parties to the amended and restated registration rights agreement acknowledged the registration rights of RSTW Partners III, pursuant to a January 21, 1998 Stockholders' Agreement, as explained below, and certain members of Accuride management and certain employees that are parties to stockholder's agreements pursuant to the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation & its Subsidiaries also as explained below.

Stockholders' Agreement

        We entered into a January 21, 1998 Stockholders' Agreement by and among Accuride, Hubcap Acquisition and RSTW Partners III (as successor-in-interest to Phelps Dodge Corporation) that imposes certain restrictions on RSTW Partners III's ability to transfer shares of our common stock. Under the January 21, 1998 Stockholders' Agreement, RSTW Partners III has the right to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates, including sales by Hubcap Acquisition in our initial public offering, and Hubcap Acquisition or its affiliates has the right to require RSTW Partners III to participate pro rata in certain sales by Hubcap Acquisition or its affiliates. The January 21, 1998 Stockholders' Agreement also grants certain demand (subsequent to an initial public offering of the common stock) and piggyback registration rights to RSTW Partners III.

Stockholder's Agreements under the 1998 Plan

        Pursuant to the terms of the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, we entered into Stockholder's Agreements with certain members of our management team. Each of the Stockholder's Agreements imposes certain restrictions on a party's ability to transfer shares of our common stock. The Stockholder's Agreements also provide certain "piggyback" registration rights equivalent to those granted under the January 31, 2005 amended and restated registration rights agreement, including, subject to certain restrictions and limitations, the right to participate in public offerings pursuant to an effective registration statement relating to shares of common stock held by Hubcap Acquisition or its affiliates. See "Employee Equity Arrangements."

2005 Shareholder Rights Agreement

        In connection with the TTI merger, we entered into a Shareholder Rights Agreement with certain of our stockholders, including certain KKR and Trimaran affiliates. The Shareholder Rights Agreement grants, subject to certain share ownership requirements, Hubcap Acquisition L.L.C., an affiliate of KKR, and certain Trimaran affiliates (or the permitted transferees of Hubcap Acquisition and the Trimaran affiliates) the right to designate directors to our board of directors, audit committee and compensation committee. Prior to the initial public offering, the Trimaran entities had the right to designate three individuals to, and Hubcap Acquisition may designate the remaining members of, our board of directors, each so long as they respectively hold at least 10% of our fully diluted capitalization, and the Trimaran entities have the right to designate one member to each of our audit and compensation committees. Following the initial public offering, we, subject to the fiduciary duties of our board of directors, agreed to use our reasonable best efforts to take such actions as are necessary to nominate certain individuals designated by Hubcap Acquisition L.L.C., an affiliate of KKR, and certain Trimaran affiliates as directors and solicit proxies in favor of the election such individuals. As provided in the Shareholder Rights Agreement, Hubcap Acquisition (and its permitted transferees) may designate (i) four directors so long as it holds at least 30% of our fully diluted capitalization, (ii) three directors so long as it holds at least 25%, but less than 30%, of our fully diluted capitalization, (iii) two directors so long as it holds at least 15%, but less than 25%, of our fully diluted capitalization and (iv) one director so long as it holds at least 10%, but less than 15%, of our fully diluted capitalization. Also following the initial public offering, certain Trimaran affiliates may designate (i) four directors so long as they hold at least 30% of our fully diluted capitalization, (ii) three directors so long as they hold at least 25%, but less than 30%, of our fully diluted capitalization, (iii) two directors so long as they hold at least 15%, but less than 25%, of our fully diluted capitalization and (iv) one director so long as they hold at least 10%, but less than 15%, of our fully diluted capitalization. The Trimaran affiliates' share ownership percentage is based on the shares of our common stock held by Trimaran Capital, L.L.C., Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, and any person to whom such entities transfer shares of Accuride common stock in compliance with the Shareholder Rights Agreement. The Shareholder Rights Agreement also imposes certain restrictions on each party's ability to transfer shares of our common stock.

Management Services Agreement

        In connection with the TTI merger, we entered into a management services agreement with KKR and Trimaran Fund Management L.L.C., or TFM, pursuant to which we retained KKR and TFM to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to its portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to $665,000 to KKR and $335,000 to TFM. In addition, we will reimburse KKR and TFM, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. We may terminate the management services agreement with respect to either KKR or TFM when one or both parties no longer has the right to appoint one or more members to our board of directors pursuant to the terms of the Shareholder Rights Agreement that we entered in connection with the TTI merger. Additionally, the management services agreement will automatically terminate upon a change of control as provided in the Shareholder Rights Agreement.

TMB Industries Relationship

        Prior to the TTI merger, through TMB Industries, or TMB, members of TTI management, including Messrs. Weller and Cirar, held ownership interests in, and in certain instances were directors of, privately-held companies. These privately held companies paid management fees to TMB, a portion of which were distributed to certain TTI executive officers. TTI provided certain administrative services and corporate facilities to TMB and such privately held companies and billed them for reimbursement of the related costs, which TTI recorded as offsets to its selling, general and administrative expenses. TTI received reimbursements totaling approximately $0.5 million for 2004. Given that certain of these privately held companies have similar customers as TTI, TTI also provided certain selling and marketing services through its OEM sales coverage personnel and received reimbursements for their allocable share of the related costs. Following the TTI merger, through TMB, Messrs. Weller and Cirar continue to hold ownership interests in privately-held companies. There also exists a limited amount of intercompany supply of product on an arm's-length basis between privately held companies affiliated with TMB and Accuride. Following the TTI merger, Accuride continues to lease certain corporate facilities to TMB, but it has otherwise discontinued TTI's prior relationship with TMB.

KKR Relationship

        As of April 29, 2005, KKR 1996 GP L.L.C. beneficially owned approximately 38.0% of our outstanding shares of common stock. See "Security Ownership of Certain Beneficial Owners and Management." The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher and Alexander Navab, Jr. Messrs. Greene and Fisher are also members of our board of directors, as are Frederick M. Goltz and James C. Momtazee who are executives of KKR & Co., L.L.C. Each of the members of KKR 1996 GP L.L.C. is also a member of KKR & Co., L.L.C, which serves as the general partner of KKR.

        Pursuant to the management services agreement described above, KKR has agreed to render management, consulting and financial services to us for an annual fee of $665,000.

Trimaran Relationship

        As of April 29, 2005, entities affiliated with Trimaran Investments II, L.L.C. beneficially owned approximately 17.1% of our outstanding shares of common stock. See "Security Ownership of Certain Beneficial Owners and Management." Trimaran Investments II, L.L.C. is controlled by Messrs. Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler.

        Pursuant to the management services agreement described above, Trimaran Fund Management has agreed to render management, consulting and financial services to us for an annual fee of $335,000.

TTI Merger

        Mr. Bloom and Mr. Dalton are each associated with Trimaran Investments II, L.L.C., which, as of April 29, 2005, beneficially owned 17.1% of our outstanding common stock. Mr. Bloom disclaims beneficial ownership in the shares beneficially owned by Trimaran Investments II, L.L.C., except for approximately 43,443 shares, or approximately 33.3%, held by Trimaran Capital, L.L.C. Mr. Dalton disclaims any beneficial ownership in shares beneficially owned by Trimaran Investments II, L.L.C. Further, Mr. Bloom is associated with Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., which as of April 29, 2005 beneficially owned approximately 1.7% of our outstanding common stock. Mr. Bloom disclaims beneficial ownership of the shares beneficially owned by Caravelle Investment Fund, L.L.C. Each of Messrs. Weller and Cirar beneficially owns approximately 0.2% and 0.2%, respectively, of our common stock as a result of the TTI merger. See "Security Ownership of Certain Beneficial Owners and Management."

        Each of KKR and Trimaran received a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing. In addition, the costs and expenses incurred by KKR and Trimaran in connection with the TTI merger were paid by Accuride and TTI, respectively.

Stock Option Grants

        On the date our common stock commenced trading in the initial public offering, we issued options to purchase up to an aggregate of 718,065 shares of our common stock to our employees under our new Incentive Plan at an exercise price of $9.00 per share, the initial offering price of our common stock. One half of such options will vest and become exercisable, for so long as the recipient of the option continues to provide services to us, in equal annual installments over a four-year period on each anniversary of the grant date. The other half of such options will vest upon the achievement of certain annual performance objectives. Of the options to purchase up to an aggregate of 718,065 shares of our common stock granted to our employees under our new Incentive Plan, we granted options to purchase an aggregate of 529,080 shares to our executive officers in the amounts listed below:

Name	Shares Subject to Options
Terrence J. Keating	118,200
Andrew M. Weller	88,650
John R. Murphy	88,650
David K. Armstrong	56,145
James D. Cirar	56,145
Elizabeth I. Hamme	56,145
Henry L. Taylor	56,145

        On the date our common stock commenced trading in the the initial public offering, we also issued options to purchase an aggregate of 200,000 shares of our common stock, to our non-employee directors under the Incentive Plan at an exercise price equal to the fair market value of our common stock on the date of grant. The exercise price is $9.00 per share, the initial public offering price per share. Such options are fully vested at grant, but will become exercisable in one-third increments over a three-year period on each anniversary of the date of grant.

Indemnification of Directors and Officers

        Our certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Furthermore, we plan on entering into indemnification agreements with each of our directors and officers.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below.

Senior Credit Facilities

        On January 31, 2005, we entered into new senior credit facilities with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the new senior credit facilities. We encourage you to read our fourth amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

        Our new senior credit facilities provide for senior secured financing by us and our Canadian subsidiary, Accuride Canada Inc., of up to $675.0 million, consisting of (a) a $550.0 million term loan credit facility with a maturity date of January 31, 2012, (b) a $95.0 million U.S. revolving credit facility that is available to us and will terminate on January 31, 2010 and (c) a $30 million Canadian revolving credit facility that is available to Accuride Canada Inc. and will terminate on January 31, 2010. The U.S. revolving credit facility includes a $40.0 million sub-limit for the issuance of letters of credit for our account. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        Proceeds of the term loan credit facility and proceeds of new subordinated notes were used to refinance debt in connection with the TTI merger, including refinancing of the senior credit facilities of TTI and the discharge of TTI's 12 1/2% senior subordinated notes due 2010 and our 9 1/4% senior subordinated notes due 2008. Proceeds of the revolving credit facilities have been and will be used for general corporate purposes.

Interest and Fees

        The interest rates per annum applicable to loans under our new senior credit facilities are, at the option of us or Accuride Canada Inc., as applicable, a base rate or eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). In addition, we are required to pay to the lenders under the revolving credit facilities a commitment fee in respect of the unused commitments thereunder at a rate per annum that is subject to adjustment based on our leverage ratio.

Amortization of Principal

        Our new senior credit facilities require quarterly amortization payments of $1.375 million on the term loan credit facility, with such payments to commence on March 31, 2005. The remaining balance of the term loan credit facility will be payable on January 31, 2012. The outstanding balance of the revolving credit facilities is due and payable on January 31, 2010.

Prepayments

        The term loan credit facility is required to be prepaid with 50% of annual excess cash flow and 100% of the net cash proceeds of certain equity issuances by us, in each case, subject to certain exceptions and subject to percentage reductions or elimination based on our leverage ratio.

        The term loan credit facility is, and if the term loan credit facility is paid in full, the revolving credit facilities are, required to be prepaid with 100% of the net cash proceeds of asset sales and issuances of subordinated debt, subject to reinvestment rights and other limited exceptions.

        Voluntary prepayments of loans under the term loan credit facility and the revolving credit facilities and voluntary reductions in the unused commitments under the revolving credit facilities are permitted, in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the new senior credit facilities.

Collateral and Guarantees

        We guarantee the obligations of Accuride Canada Inc. under the Canadian revolving credit facility, and our domestic subsidiaries guarantee the obligations of us and Accuride Canada Inc. under the term loan credit facility and the revolving credit facilities. Substantially all of our and our domestic guarantors' real and personal loan credit facility property (including intercompany notes, equity interests in domestic subsidiaries and 66% of the equity interests in foreign subsidiaries) secure the obligations of us and Accuride Canada Inc. under the term loan credit facility and the revolving credit facilities.

        In addition, substantially all of the real and personal property of Accuride Canada Inc. secure the obligations of Accuride Canada Inc. under the Canadian revolving credit facility.

Covenants and Other Matters

        Our new senior credit facilities require us to comply with financial covenants, including a maximum leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio.

        Our maximum leverage ratio will be tested at the end of each fiscal quarter and will be required to be not more than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
March 31, 2005	6.50:1
June 30, 2005	6.50:1
September 30, 2005	6.25:1
December 31, 2005	5.75:1
March 31, 2006	5.75:1
June 30, 2006	5.75:1
September 30, 2006	5.50:1
December 31, 2006	5.00:1
March 31, 2007	5.00:1
June 30, 2007	5.00:1
September 30, 2007	5.00:1
December 31, 2007	5.00:1
March 31, 2008	5.00:1
June 30, 2008	5.00:1
September 30, 2008	4.75:1
December 31, 2008	4.50:1
March 31, 2009	4.50:1
June 30, 2009	4.50:1
September 30, 2009	4.25:1
December 31, 2009 and thereafter	4.00:1

        Our maximum interest coverage ratio will be tested at the end of each fiscal quarter and will be required to be not less than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
March 31, 2005	2.25:1
June 30, 2005	2.25:1
September 30, 2005	2.25:1
December 31, 2005	2.35:1
March 31, 2006	2.35:1
June 30, 2006	2.35:1
September 30, 2006	2.35:1
December 31, 2006	2.35:1
March 31, 2007	2.35:1
June 30, 2007	2.35:1
September 30, 2007	2.35:1
December 31, 2007	2.35:1
March 31, 2008	2.35:1
June 30, 2008	2.35:1
September 30, 2008	2.35:1
December 31, 2008	2.50:1
March 31, 2009	2.50:1
June 30, 2009	2.50:1
September 30, 2009	2.50:1
December 31, 2009 and thereafter	2.75:1

        Our maximum fixed charge coverage ratio will be tested at the end of each fiscal quarter and will be required to be not less than the ratio set forth below for each four fiscal quarter measurement period set forth below:

Measurement Period Ending	Ratio
March 31, 2005	1.15:1
June 30, 2005	1.15:1
September 30, 2005	1.15:1
December 31, 2005	1.25:1
March 31, 2006	1.25:1
June 30, 2006	1.25:1
September 30, 2006	1.30:1
December 31, 2006	1.35:1
March 31, 2007	1.35:1
June 30, 2007	1.35:1
September 30, 2007	1.35:1
December 31, 2007	1.35:1
March 31, 2008	1.35:1
June 30, 2008	1.35:1
September 30, 2008	1.35:1
December 31, 2008	1.35:1
March 31, 2009	1.35:1
June 30, 2009	1.35:1
September 30, 2009	1.35:1
December 31, 2009 and thereafter	1.40:1

        If we default under the terms of our new senior credit facilities with respect to the leverage ratio, the interest coverage ratio or the fixed charge coverage ratio with respect to any measurement period ending prior to or on June 30, 2006, then KKR and Trimaran may make a cash equity contribution to us (that may not exceed $5,000,000 in the aggregate for any measurement period) in such amount as shall be necessary to cure such default.

        Our new senior credit facilities also include negative covenants restricting our and our subsidiaries' ability to, among other things:

  •
  create, incur or assume additional liens;

  •
  create, incur, assume or guarantee additional debt;

  •
  engage in mergers or consolidations;

  •
  sell assets;

  •
  make loans and investments;

  •
  declare or pay dividends, or redeem or acquire our capital stock or other equity interests;

  •
  prepay, redeem or defease subordinated debt;

  •
  amend subordinated debt documents;

  •
  become a general partner in a partnership or joint venture;

  •
  make capital expenditures; and

  •
  transact with affiliates.

        Our new senior credit facilities also contain customary representations and warranties, affirmative covenants and events of default, including failure to pay principal, interest and other obligations, inaccuracy of representations and warranties, default under agreements governing indebtedness in excess of $30,000,000, judgments in excess of $30,000,000, and change of control.

        Failure to comply with the obligations contained in the new senior credit facilities could result in an event of default, and the lenders could declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable, require us to apply all of our available cash to repay the borrowings or prevent us from making debt service payments on the outstanding notes, any of which could result in an event of default under the outstanding notes.

Industrial Revenue Bonds

        On April 1, 1999, we, through our Bostrom subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (2.23% as of December 31, 2004) and can be redeemed by us at any time. The bonds are secured by a letter of credit. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the binds are put to us under this provision, we would either refinance such bonds with additional borrowings under our revolving credit facility or use available case on hand.

DESCRIPTION OF EXCHANGE NOTES

General

        Definitions of certain terms used in this Description of Exchange Notes may be found under the heading "Certain Definitions." For purposes of this section, (1) the term "Company" refers only to Accuride Corporation and not to any of its Subsidiaries, (2) the term "Guarantors" refers to the Company's direct and indirect Domestic Subsidiaries existing on January 31, 2005, that Guaranteed the Outstanding Notes, (3) the term "Outstanding Notes" means the Notes of the Company issued on January 31, 2005 and (4) the term "Notes" means the Exchange Notes and the Outstanding Notes, in each case outstanding at any given time and issued under the Indenture (as defined below). The Notes are obligations solely of the Company and the Guarantors.

        The Company issued the Outstanding Notes to the initial purchasers on January 31, 2005. The initial purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act. The Company issued the Outstanding Notes and will issue the Exchange Notes under an Indenture, dated as of January 31, 2005 (the "Indenture"), among the Issuers and Company, the Guarantors, and the Bank of New York Trust Company, N.A., as Trustee (the "Trustee"). The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except that, upon completion of the exchange offer, the Exchange Notes will be:

  •
  registered under the Securities Act; and

  •
  free of any covenants regarding exchange registration rights.

        In addition, the Exchange Notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The Indenture contains provisions which define your rights under the Notes. In addition, the Indenture governs the obligations of the Issuers and of each Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA.

        The following description is meant to be only a summary of certain provisions of the Indenture. It does not restate the terms of the Indenture in its entirety. We urge that you carefully read the Indenture as it, and not this description, governs your rights as Holders. You may obtain a copy of the Indenture from the Company at its address set forth elsewhere in this prospectus. See "Where You Can Find Additional Information."

        The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Indenture will permit the incurrence of additional Senior Indebtedness in the future. See "Risk Factors—Risks Related to the Exchange Notes—Our substantial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, including the notes, and make it more difficult for us to fund our operations" and "—Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness."

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, will jointly and severally irrevocably and unconditionally guarantee, on a senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of or interest on or Special Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture. As of the date of the Indenture, all Restricted Subsidiaries that are Domestic Subsidiaries and guarantee the Senior Credit Facilities will be Guarantors. Each of the Guarantees will be a general unsecured obligation of the relevant Guarantor and will be subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor, other than any Subordinated Indebtedness. The Notes are structurally subordinated to Indebtedness of Subsidiaries of the Company that do not Guarantee the Notes.

        The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Relating to the Exchange Notes—Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors."

        If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Relating to the Notes—Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors."

        Any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

            (i)  (a) any sale, exchange or transfer (by merger or otherwise) of all of the Company's Capital Stock in such Guarantor (including any sale, exchange or transfer following which the applicable Guarantor is no longer a Restricted Subsidiary) or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture,

          (b)   the release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee,

          (c)   if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary, or

          (d)   exercise of the legal defeasance option or covenant defeasance option as described under "Legal Defeasance and Covenant Defeasance" or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

           (ii)  such Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

Subordination

        The payment of the Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of such Senior Indebtedness and all outstanding Letter of Credit Obligations shall be fully cash collateralized before the Holders will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash, any distribution to which the Holders would be entitled shall be made to the holders of Senior Indebtedness (except that Holders may receive (i) Permitted Junior Securities, so long as the rights of the holders of Indebtedness under the Senior Credit Facilities are not altered or impaired without their consent and (ii) payments made from the trusts described under "—Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge"), so long as such trust, at the time of its creation, does not violate the Senior Credit Facilities.

        The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in the form of Permitted Junior Securities, so long as the rights of the holders of Indebtedness under the Senior Credit Facilities are not altered or impaired without their consent or from the trust described under "—Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge"), so long as such trust, at the time of its creation, does not violate the Senior Credit Facilities if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "non-payment default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a representative of holders of such Designated Senior Indebtedness. Payments on the notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash and all outstanding Letter of Credit Obligations shall be fully cash collateralized and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "Payment Blockage Period") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facilities), the agent under the Senior Credit Facilities may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

        If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof.

        The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company or the relevant Guarantor, as the case may be, including the obligations of the Company and such Guarantor under the Senior Credit Facilities.

        As of December 31, 2004, on a pro forma as adjusted basis:

          (1)   the Company's outstanding Senior Indebtedness would have been approximately $488.8 million, consisting entirely of its borrowings under the Senior Credit Facilities ($25.0 million of which represents a guarantee of amounts borrowed directly by the Company's Canadian subsidiary under the Senior Credit Facilities); and

          (2)   the Senior Indebtedness of the Guarantors would have been approximately $488.8 million, consisting entirely of their respective guarantees of Senior Indebtedness of the Company and the Canadian subsidiary borrower under the Senior Credit Facilities.

        Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock".

        The majority of our operations are conducted through our Subsidiaries, and therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. Some of our subsidiaries are not Guaranteeing the Notes, and, as described above under "Guarantees", Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

        As of December 31, 2004, on a pro forma as adjusted basis, the total liabilities of our Subsidiaries (other than the Guarantors) were approximately $102.8 million, including trade payables and the $25.0 million Canadian revolving credit facility. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our Subsidiaries, such limitation is subject to a number of significant exceptions and qualifications and the Indebtedness incurred in compliance with the covenants could be substantial. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock".

        Only Indebtedness of the Company or a Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee will in all respects rank pari passu with all other Pari Passu Indebtedness of the Company and the relevant Guarantor, respectively.

        We and the Guarantors have agreed in the Indenture that we and they will not incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Guarantors, unless such Indebtedness is Pari Passu Indebtedness of the applicable Person or is expressly subordinated in right of payment to Pari Passu Indebtedness of such Person.

        The Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company will have no Subordinated Indebtedness.

        Each Guarantee will be an unsecured subordinated obligation of the Guarantor issuing such Guarantee, ranking pari passu with all other existing and future senior subordinated indebtedness of such Guarantor, if any. The Indebtedness evidenced by each such Guarantee will be subordinated on substantially the same basis to such Guarantor's Senior Indebtedness as the Notes are subordinated to Senior Indebtedness of the Company.

        "Designated Senior Indebtedness" means (i) Senior Indebtedness under the Senior Credit Facilities and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as Designated Senior Indebtedness.

        "Senior Indebtedness" means (i) the Obligations under the Senior Credit Facilities and (ii) any other Indebtedness permitted to be incurred by the Company or any Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to clauses (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any default or event of default, to the extent lawful) specified in the documents evidencing or governing such Senior Indebtedness, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of letters of credit under the Senior Credit Facilities, (4) any Indebtedness that is incurred in violation of the Indenture, but, as to any such Indebtedness incurred under the Senior Credit Facilities, no such violation shall be deemed to exist for purposes of this clause (4) if the holders of such Indebtedness or their representative shall have received an Officers' Certificate to the effect that the incurrence of such Indebtedness does not (or, in the case of a revolving credit facility thereunder, the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

        "Subordinated Note Obligations" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

Principal, Maturity and Interest

        We will issue an aggregate of principal amount of $275.0 million of Exchange Notes in the exchange offering, and the Notes will mature on February 1, 2015. The Company may issue additional Notes from time to time after this offering under the Indenture (the "Additional Notes"). Any offering of Additional Notes is subject to the covenant described below under the caption "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." The Notes offered hereby and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Exchange Notes" include any Additional Notes that are actually issued.

        Each Note we issued bears interest at the rate of 8 1/2% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2005, to Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the Issuance Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent global Notes registered in the name of or held by The Depository Trust Company ("DTC") or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes were issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Mandatory Redemption

        Except as set forth below under "—Repurchase at the Option of Holders," the Company will not be required to retire the Notes prior to maturity.

Optional Redemption

        Except as described below, the Notes will not be redeemable at the Company's option prior to February 1, 2010. From and after February 1, 2010, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' prior notice by first-class mail, postage prepaid, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below:

Year	Redemption Price
2010	104.250%
2011	102.833%
2012	101.417%
2013 and thereafter	100.000%

        In addition, at any time or from time to time, on or prior to February 1, 2008, the Company may, at its option, redeem up to 40% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date at a redemption price equal to 108.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Special Interest, if any, to the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings; provided that at least 60% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date and any Additional Notes issued under the Indenture after the Issuance Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

        At any time on or prior to February 1, 2010, the Company may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to, the date of redemption (the "Redemption Date"), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

        The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders—Selection and Notice."

        "Applicable Premium" means, with respect to a note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess, if any, of (A) the present value at such time of (1) the redemption price of such note at February 1, 2010 (such redemption price being described under "—Optional Redemption") plus (2) all required interest payments due on such note through February 1, 2010 (excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the principal amount of such note.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to February 1, 2010; provided, however, that if the period from the Redemption Date to February 1, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to February 1, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Repurchase at the Option of Holders

        Change of Control.    The Indenture provides that, upon the occurrence of a Change of Control, unless the Company has elected to redeem the Notes in connection with such Change of Control, the Company will make an offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The Indenture will provide that within 30 days following any Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, with the following information:

          (1)   a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

          (2)   the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "Change of Control Payment Date");

          (3)   any note not properly tendered will remain outstanding and continue to accrue interest;

          (4)   unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

          (5)   Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent specified in the notice at the address "specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

          (6)   Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Notes and his election to have such Notes purchased; and

          (7)   that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

        The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness in each case necessary to permit the repurchase of the Notes required by this covenant.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive binding agreement is in place for the Change of Control at the time the Change of Control Offer is made.

        While the Notes are in global form and the Company makes an offer to purchase all of the Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the Notes through the facilities of DTC, subject to its rules and regulations.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        The Indenture will provide that on the Change of Control Payment Date, the Company will, to the extent permitted by law,

          (1)   accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

          (2)   deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered and

          (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating that such Notes or portions thereof have been tendered to and purchased by the Company.

        The Indenture will provide that the paying agent will promptly mail to each Holder the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided, that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

        The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control. The Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources.

        Asset Sales.    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless

          (1)   the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and

          (2)   except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of

            (a)   any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the Notes thereto) of the Company or any Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing,

            (b)   any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and

            (c)   any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $115.0 million and (y) 10% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

        Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale

          (1)   to permanently reduce

            (x)   Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto,

            (y)   other Senior Indebtedness or Pari Passu Indebtedness, provided that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not be then prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid, or

            (z)   Indebtedness of a Restricted Subsidiary which is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary,

          (2)   to an investment in (a) any one or more businesses, provided, that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, and/or

          (3)   to an investment in (a) any one or more businesses, provided, that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) assets that, in each of (a), (b) and (c) replace the businesses, properties and assets that are the subject of such Asset Sale;

provided, that in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Company or such Restricted Subsidiary enters into another Acceptable Commitment within nine months of such cancellation or termination.

        Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture will provide that any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall make an offer to all Holders, and if required by the terms of any Pari Passu Indebtedness, to the holders of such Pari Passu Indebtedness, (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such Pari Passu Indebtedness, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten business days after the date that Excess Proceeds exceeds $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and such Pari

Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

        Selection and Notice.    If less than all of the Notes or such Pari Passu Indebtedness are to be redeemed at any time, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 or less shall be purchased or redeemed in part.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder's registered address. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the purchase or redemption date unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant

Suspension Event"), the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

          (1)   "—Limitation on Restricted Payments";

          (2)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (3)   "—Transactions with Affiliates";

          (4)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

          (5)   "—Dividend and Other Payment Restrictions Affecting Subsidiaries";

          (6)   "—Limitation on Other Senior Subordinated Indebtedness";

          (7)   "Repurchase at the Option of Holders—Asset Sales"; and

          (8)   clause (4) of the first paragraph of "Merger, Consolidation or Sale of All or Substantially All Assets".

(collectively, the "Suspended Covenants"). Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be re-set at zero. In addition, the Guarantees of the Guarantors will also be suspended as of such date (the "Suspension Date"). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period". Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

        On the Reversion Date, all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to the first paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" below or one of the clauses set forth in the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" below (in each case, to the extent such Indebtedness or Disqualified Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock would not be so permitted to be incurred or issued pursuant to the first or second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock", such Indebtedness or Disqualified Stock will be deemed to have been outstanding on the Issuance Date, so that it is classified as permitted under clause (c) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock". Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under "—Limitation on Restricted Payments" will be made as though the covenant described under "—Limitation on Restricted Payments" had been in effect since the Issuance Date and throughout the Suspension Period except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of "—Limitation on Restricted Payments".

Limitation on Restricted Payments.

        The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than

            (A)  dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests or

            (B)  dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

          (2)   purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

          (3)   make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than (x) Indebtedness permitted under clauses (g) and (h) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock") or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase or acquisition); or

          (4)   make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (a)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (4) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (5), (6)(A) and (C) and (9) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

            (1)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

            (2)   100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of marketable securities and Qualified Proceeds received by the Company since immediately after the Issuance Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock") from the issue or sale of

              (x)   Equity Interests of the Company (including Retired Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of marketable securities and Qualified Proceeds received from the sale of

                (A)  Equity Interests to members of management, directors or consultants of the Company, any direct or indirect parent corporation of the Company and the Company's Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (4) of the next succeeding paragraph and

                (B)  Designated Preferred Stock

      and to the extent actually contributed to the Company, Equity Interests of the Company's direct or indirect parent corporations (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such corporations) or

              (y)   debt securities of the Company that have been converted into such Equity Interests of the Company;

  provided, however, that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, (c) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (d) Excluded Contributions, plus

          (3)   100% of the aggregate amount of cash, and the fair market value, as determined in good faith by the Board of Directors of the Company, of marketable securities and Qualified Proceeds contributed to the capital of the Company following the Issuance Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock") (other than by a Restricted Subsidiary and other than by any Excluded Contributions), plus

          (4)   100% of the aggregate amount received in cash, the fair market value, as determined in good faith by the Board of Directors of the Company, of marketable securities and Qualified Proceeds (other than Restricted Investments) received by means of

            (A)  the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by such Person and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries or

            (B)  the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (7) or (10) below or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary plus

          (5)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of the investment in such Unrestricted Subsidiaries, as determined by the Board of Directors in good faith or if such fair market value may exceed $25.0 million, in writing by an independent investment banking firm of nationally recognized standing, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (7) or (10) below or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

          (2)   (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("Retired Capital Stock") or Subordinated Indebtedness of the Company, or any Equity Interests of any direct or indirect parent corporations of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) ("Refunding Capital Stock") and (b) the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided, however, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (3)   the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as

            (A)  the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired,

            (B)  such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

            (C)  such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Notes or the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and

            (D)  such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Notes or the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

          (4)   a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company, or any Equity Interests of any direct or indirect parent corporations of the Company, held by any future, present or former employee, director or consultant of the Company or any Subsidiary or any of its direct or indirect parent corporations pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed

            (A)  the cash proceeds from the sale of Equity Interests of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company's direct or indirect parent corporations, in each case to members of management, directors or consultants of the Company and its Subsidiaries or any of its direct or indirect parent corporations that occurs after the Issuance Date, to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c) plus

            (B)  the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less

            (C)  the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this subparagraph (4);

  and provided further that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its direct or indirect parent corporations or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent corporations will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

          (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any other Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" to the extent such dividends are included in the definition of Fixed Charges;

          (6)   (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issuance Date;

            (B)  the declaration and payment of dividends to a direct or indirect parent corporation of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issuance Date, provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

            (C)  the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

  provided, however, in the case of each of (A), (B) and (C) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

          (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (9) below), not to exceed $30.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (8)   repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

          (9)   the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock or the Common Stock of its direct or indirect parent corporations after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

          (10) Investments that are made with Excluded Contributions;

          (11) other Restricted Payments in an aggregate amount not to exceed $40.0 million;

          (12) the declaration and payment of dividends by the Company to, or the making of loans to, its direct parent, if necessary, in amounts required for either of their respective direct or indirect parent corporations to pay

            (A)  franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

            (B)  federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries,

            (C)  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent corporation of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries, and

            (D)  general corporate overhead expenses of any direct or indirect parent corporation of the Company to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries;

          (13) distributions or payments of Receivables Fees;

          (14) the distribution, as a dividend or otherwise, of shares of Capital Stock, or Indebtedness, of Unrestricted Subsidiaries (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments);

          (15) cash dividends or other distributions on the Company's or any Restricted Subsidiary's Capital Stock used to fund the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under "—Transactions with Affiliates;" and

          (16) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales;" provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

provided however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (5), (6) and (11), no Default or Event or Default shall have occurred and be continuing or would occur as a consequence thereof.

        To the extent the issuance of Equity Interests and the receipt of capital contributions are applied to permit the issuance of Indebtedness pursuant to clause (m) of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," the issuance of such Equity Interests and the receipt of such capital contributions shall not be applied to permit payments under this covenant or Permitted Investments (other than clauses (a) and (c) thereof).

        As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time (whether pursuant to the first paragraph of this covenant or under clauses (7) and (10) and (11) or pursuant to the definition of "Permitted Investments") and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.

        The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" and collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Company's and its Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness (other than Acquired Indebtedness), Disqualified Stock and preferred stock that may be incurred pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors of the Notes shall not exceed $100.0 million at any one time outstanding.

        The foregoing limitations will not apply to:

          (a)   the incurrence by the Company or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $815.0 million outstanding at any one time; provided that Indebtedness incurred by Restricted Subsidiaries (other than Guarantors) pursuant to this clause (a) may not exceed $200.0 million outstanding at any one time.

          (b)   the incurrence by the Company and any Guarantor of Indebtedness represented by the Notes (including any Guarantee) (other than any Additional Notes);

          (c)   the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

          (d)   Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of (x) $115.0 million and (y) 10% of Total Assets;

          (e)   Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

          (f)    Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

          (g)   Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is made pursuant to an intercompany note and is subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

          (h)   Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

          (i)    shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock;

          (j)    Hedging Obligations that are incurred in the ordinary course of business (but in any event excluding Hedging Obligations entered into for speculative purposes);

          (k)   obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

          (l)    Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

          (m)  Indebtedness, Disqualified Stock or preferred stock of the Company and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (m), does not at any one time outstanding exceed the sum of (x) $150.0 million and (y) 100% of the net cash proceeds received by the Company since immediately after the Issuance Date from the issue or sale of Equity Interests of the Company or net cash proceeds contributed to the capital of the Company (in each case other than Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds have not been applied pursuant to such clauses to make Restricted Payments or to make other investments, payments or exchanges pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) thereof) (it being understood that any Indebtedness, Disqualified Stock and preferred stock incurred under this clause (m) shall cease to be deemed incurred or outstanding for purposes of this clause (m) but shall be deemed to be incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or preferred stock under the first paragraph of this covenant without reliance upon this clause (m));

          (n)   (i) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and (ii) any guarantee by a Restricted Subsidiary of Indebtedness of the Company, provided that such Guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;"

          (o)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, Disqualified Stock or preferred stock which serves to refund, refinance or restructure any Indebtedness, Disqualified Stock or preferred stock incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, this clause (o) and clause (p) below or any Indebtedness, Disqualified Stock or preferred stock issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances (x) Indebtedness subordinated or pari passu to the Notes or any Guarantee of the Notes, such Refinancing Indebtedness is subordinated or pari passu to the Notes or any Guarantee of the Notes at least to the same extent as the Indebtedness being refinanced or refunded or (y) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively, and (iii) shall not include (x) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of the Company, (y) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred stock of a Guarantor or (z) Indebtedness, Disqualified Stock or preferred stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of an Unrestricted Subsidiary; and provided further that subclauses (i) and (ii) of this clause (o) will not apply to any refunding or refinancing of any Senior Indebtedness;

          (p)   Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger;

          (q)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its incurrence;

          (r)   Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Senior Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

          (s)   (1) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

            (2)   any guarantee by a Restricted Subsidiary of Indebtedness of the Company, provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries".

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred stock described in clauses (a) through (s) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities after the application of the net proceeds from the sale of the Notes will be treated as incurred on the Issuance Date under clause (a) of the preceding paragraph. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        Liens.    The Indenture will provide that the Company will not, and will not permit any Guarantor to, directly or indirectly create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes (or a Guarantee in the case of Liens of a Guarantor) are equally and ratably secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

        Merger, Consolidation, or Sale of All or Substantially All Assets.    The Indenture will provide that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless

          (1)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "Successor Company");

          (2)   the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

          (3)   immediately after such transaction no Default or Event of Default exists;

          (4)   immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period,

            (A)  the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or

            (B)  the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

          (5)   each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and

          (6)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4),

          (a)   any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and

          (b)   the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to any Person unless

          (A)  (1) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

            (2)   the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

            (3)   immediately after such transaction no Default or Event of Default exists; and

            (4)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture; or

          (B)  the transaction is made in compliance with the covenant described under "Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Company.

        Transactions with Affiliates.    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $5.0 million, unless

          (a)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and

          (b)   the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

        The foregoing provisions will not apply to the following:

          (1)   transactions between or among the Company and/or any of its Restricted Subsidiaries;

          (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and Permitted Investments;

          (3)   the payment of management, consulting and advisory fees and related expenses to Kohlberg Kravis Roberts & Co. L.P. and Trimaran and each of their respective Affiliates;

          (4)   the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

          (5)   payments by the Company or any of its Restricted Subsidiaries to Kohlberg Kravis Roberts & Co. L.P. and Trimaran and each of their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith;

          (6)   transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

          (7)   payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent corporations or any Restricted Subsidiary which are approved by a majority of the Board of Directors of the Company in good faith;

          (8)   any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby;

          (9)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respect;

          (10) the Transactions and the payment of all fees and expenses related to the Transactions;

          (11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

          (12) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant;

          (13) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

          (14) any contribution to the capital of the Company; and

          (15) pledges of Equity Interests of Unrestricted Subsidiaries.

        Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

          (a)   (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (b)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (c)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

        except (in each case) for such encumbrances or restrictions existing under or by reason of:

          (1)   contractual encumbrances or restrictions in effect on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

          (2)   the Indenture and the Notes;

          (3)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

          (4)   applicable law or any applicable rule, regulation or order;

          (5)   any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

          (6)   contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

          (7)   secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

          (8)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (9)   other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

          (11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

          (12) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

          (13) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

        Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.    (a) The Indenture will provide that the Company will not permit any Restricted Subsidiary that is a Domestic Subsidiary, other than a Guarantor or a special-purpose Restricted Subsidiary formed in connection with the Receivables Facility, to guarantee the payment of any Indebtedness of the Company or any other Guarantor unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company or any Guarantor (A) if the Notes or such Guarantor's Guarantee of the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee of the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or (y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facilities or any other Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, provided that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and provided further that any such Senior Indebtedness and any refunding, refinancing or replacement thereof is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act.

        (b)   Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

        Limitation on Other Senior Subordinated Indebtedness.    The Indenture will provide that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either

          (a)   pari passu in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or

          (b)   subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be.

        No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

        Reports and Other Information.    Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"), the Indenture will require the Company to file with the Commission (and provide the Trustee and Holders with copies thereof (without exhibits), without cost to each Holder, within 15 days after it files them with the Commission),

          (a)   within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K) after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

          (b)   within 45 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-Q) after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form);

          (c)   promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and

          (d)   any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the

Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

        In the event that any direct or indirect parent corporation of the Company is or becomes a Guarantor of the Notes, the Indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent corporation; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct and indirect parent corporation and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

        Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the Commission of the exchange offer registration statement and/or shelf registration statement within the time periods specified in the registration rights agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

        The following events constitute Events of Default under the Indenture:

          (1)   default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

          (2)   default for 30 days or more in the payment when due of interest on or with respect to the Notes, whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

          (3)   failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

          (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both

            (A)  such default either

              (1)   results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or

              (2)   relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and

            (B)  the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more at any one time outstanding;

          (5)   failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $40.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

          (6)   certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

          (7)   the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture).

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; provided, however, that, so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of

          (1)   acceleration of any such Indebtedness under the Senior Credit Facilities or

          (2)   five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facilities of such acceleration.

        Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose

          (x)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

          (y)   the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

          (z)   if the default that is the basis for such Event of Default has been cured.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five business days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Company and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for

          (1)   the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture,

          (2)   the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes. Upon a Covenant Defeasance, each Guarantor will be released from its Guarantee of the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

            (A)  the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or

            (B)  since the Issuance Date, there has been a change in the applicable U.S. federal income tax law,

  in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default (other than resulting from borrowing funds to be applied to make such deposit) shall have occurred and be continuing on the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (6)   the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

          (8)   the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either

          (a)   all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust) have been delivered to the Trustee for cancellation; or

          (b)   (1) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and

          (4)   the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be.

        In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of Notes to be redeemed.

        The registered Holder will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for Notes).

        The Indenture will provide that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

          (1)   reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver,

          (2)   reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders"),

          (3)   reduce the rate of or change the time for payment of interest on any note,

          (4)   waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders,

          (5)   make any note payable in money other than that stated in such Notes,

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes,

          (7)   make any change in the foregoing amendment and waiver provisions,

          (8)   impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or

          (9)   make any change in the subordination provisions of the Indenture that would adversely affect the Holders.

        The Indenture will provide that, notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes:

          (1)   to cure any ambiguity, omission, defect or inconsistency,

          (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes,

          (3)   to comply with the covenant relating to mergers, consolidations and sales of assets,

          (4)   to provide for the assumption of the Company's or any Guarantor's obligations to Holders,

          (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder,

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company or any Guarantor,

          (7)   to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act,

          (8)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof,

          (9)   to provide for the issuance of exchange Notes or private exchange Notes, which are identical to exchange Notes except that they are not freely transferable;

          (10) to add a Guarantor under the Indenture; or

          (11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this "Description of Exchange Notes" to the extent that such provision in this "Description of

  Exchange Notes" was intended to be verbatim recitation of a provision of the Indenture, the Guarantees or the Notes.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "Acquired Indebtedness" means, with respect to any specified Person,

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Asset Sale" means

          (1)   the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or

          (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions, in each case, other than:

            (a)   a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business or inventory or goods held for sale in the ordinary course of business;

            (b)   the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

            (c)   the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "—Limitation on Restricted Payments";

            (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

            (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

            (f)    to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

            (g)   the lease, assignment or a lease or sub-lease of any real or personal property in the ordinary course of business;

            (h)   any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date, including, without limitation, sale-leasebacks and asset securitizations permitted by the Indenture;

            (i)    foreclosures on assets;

            (j)    any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments); and

            (k)   sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

        "Capital Stock" means

          (1)   in the case of a corporation, corporate stock,

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footNotes thereto) in accordance with GAAP.

        "Cash Equivalents" means

          (1)   United States dollars,

          (2)   pounds sterling,

          (3)   (a) euro, or any national currency of any participating member state in the European Union, or

          (b)   in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business,

          (4)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof,

          (5)   certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million,

          (6)   repurchase obligations for underlying securities of the types described in clauses (4) and (5) entered into with any financial institution meeting the qualifications specified in clause (5) above,

          (7)   commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition,

          (8)   investment funds investing 95% of their assets in securities of the types described in clauses (1)-(7) above,

          (9)   readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 24 months or less from the date of acquisition and

          (10) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 12 months or less from the date of acquisition.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) through (3) above, provided that such amounts are converted into any currency listed in clauses (1) through (3) as promptly as practicable and in any event within ten business days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

          (1)   the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

          (2)   the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any

  Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges, excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any period, the sum, without duplication, of:

          (a)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount resulting from the issuance of Indebtedness at less than par, non-cash interest payments (but excluding any non-cash interest expenses attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133—"Accounting for Derivative Instruments and Hedging Activities"), the interest component of Capitalized Lease Obligations, and net payments, if any, pursuant to interest rate Hedging Obligations, excluding amortization of deferred financing fees and any expensing of bridge or other financing fees, and

          (b)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued less

          (c)   interest income for such period;

provided, however, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense; and provided further that the consolidated interest expense of any Restricted Subsidiary that is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions shall be included only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income (without giving effect to clause (vii) of the definition thereof) for so long as such Restricted Subsidiary is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

          (1)   any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, without limitation, relating to severance or relocation and the Transactions) shall be excluded,

          (2)   the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

          (3)   any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

          (4)   any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Company, shall be excluded,

          (5)   the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments or Permitted Investments) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

          (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of "—Limitation on Restricted Payments", the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments or Permitted Investments) to the referent Person or a Restricted Subsidiary thereof in respect of such period.

          (7)   any increase in amortization or depreciation or other non-cash charges resulting from the application of purchase accounting in relation to the Transactions or any acquisition that is consummated after the Issuance Date, net of taxes, shall be excluded,

          (8)   any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

          (9)   any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statement No. 142 and No. 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded, and

          (10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

          (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor,

          (2)   to advance or supply funds

            (A)  for the purchase or payment of any such primary obligation or

            (B)  to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

          (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Company, one or more debt facilities, including, without limitation, the Senior Credit Facilities, or commercial paper facilities with banks or other institutional lenders or indentures providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables), letters of credit or other long-term indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Designated Preferred Stock" means preferred stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by an executive vice president and the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the "—Certain Covenants—Limitation on Restricted Payments" covenant.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a Change of Control or Asset Sale, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, other than as a result of a Change of Control or Asset Sale, in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however; that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus

          (a)   provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

          (b)   Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, in each case to the extent the same was deducted in calculating such Consolidated Net Income, plus

          (c)   Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

          (d)   any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (whether or not successful) (including such fees, expenses or charges related to the Transactions) and deducted in such period in computing Consolidated Net Income, plus

          (e)   the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issuance Date, plus

          (f)    without duplication, any other non-cash charges reducing Consolidated Net Income for such period, excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period, plus

          (g)   the amount of management, monitoring, consulting and advisory fees and related expenses paid to Kohlberg Kravis Roberts & Co. L.P. or Trimaran or any of their respective affiliates plus

          (h)   the amount of any minority interest expense deducted in such period in calculating Consolidated Net Income (less the amount of any cash dividends paid to the holders of such minority interests), less

          (i)    non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or preferred stock of the Company or any of its direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to the Company's or any direct or indirect parent corporation's Common Stock registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds, in each case, received by the Company from

          (a)   contributions to its common equity capital and

          (b)   the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in paragraph (c) under "—Limitation on Restricted Payments."

        "Existing Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Outstanding Notes.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period; provided that the pro forma change in EBITDA projected by the Company in good faith as a result of reasonably identifiable and factually supportable cost savings and costs (excluding one-time transition, transaction and restructuring costs), as the case may be, expected to be realized during the consecutive four-quarter period commencing after such acquisition or transaction (the "Savings Period") shall be included in such calculation for any reference period that includes any of the Savings Period; provided, further, that any such pro forma change to such EBITDA shall be without duplication for cost savings and costs (excluding one-time transition, transaction and restructuring costs) actually realized and already included in such EBITDA. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of

          (a)   Consolidated Interest Expense of such Person for such period,

          (b)   all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock (including any Designated Preferred Stock) or any Refunding Capital Stock of such Person made during such period, and

          (c)   all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period.

        "Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia, or any territory thereof.

        "GAAP" means generally accepted accounting principles in the United States which are in effect on the Issuance Date.

        "Government Securities" means securities that are

          (a)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

          (b)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under

          (i)    currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and

          (ii)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Holder" means a holder of the Notes.

        "Indebtedness" means, with respect to any Person,

          (a)   any indebtedness of such Person, whether or not contingent

            (1)   in respect of borrowed money,

            (2)   evidenced by bonds, Notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof),

            (3)   representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or

            (4)   representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footNotes thereto) of such Person prepared in accordance with GAAP,

          (b)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

          (c)   to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person;

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

        In addition, "Indebtedness" of any Person shall include Indebtedness described in the foregoing paragraph that would not appear as a liability on the balance sheet of such Person if (1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture"), (2) such Person or a Restricted Subsidiary is a general partner of the Joint Venture (a "General Partner") and (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary; and such Indebtedness shall be included in an amount not to exceed (x) the greater of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary (other than the General Partner) or (y) if less than the amount determined pursuant to clause (x) immediately above, the actual amount of such Indebtedness that is recourse to such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent paid by the Company or its Restricted Subsidiaries.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means

          (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

          (2)   debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries,

          (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

          (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footNotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments,"

          (1)   "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to

            (x)   the Company's "Investment" in such Subsidiary at the time of such redesignation less

            (y)   the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Issuance Date" means the closing date for the sale and original issuance of the Notes under the Indenture.

        "Letter of Credit Obligations" means all Obligations in respect of Indebtedness of the Company with respect to letters of credit issued pursuant to the Senior Credit Facilities which Indebtedness shall be deemed to consist of

          (a)   the aggregate maximum amount available to be drawn under all such letters of credit (the determination of such aggregate maximum amount to assume compliance with all conditions for drawing) and

          (b)   the aggregate amount that has been paid by, and not reimbursed to, the issuers under such letters of credit.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Group" means members of management listed in the section entitled "Management" in this registration statement who were shareholders of the Company on the Issuance Date.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness required (other than required by clause (1) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

        "Pari Passu Indebtedness" means

          (a)   with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes and

          (b)   with respect to any Guarantor, Indebtedness that ranks pari passu in right of payment to such Guarantee of such Guarantor.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination or Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the "Asset Sales" covenant.

        "Permitted Holders" means Kohlberg Kravis Roberts & Co. L.P. and Trimaran, each of their respective Affiliates and the Management Group.

        "Permitted Investments" means

          (a)   any Investment in the Company or any Restricted Subsidiary;

          (b)   any Investment in cash and Cash Equivalents or Investment Grade Securities;

          (c)   any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment

            (1)   such Person becomes a Restricted Subsidiary or

            (2)   such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

          (d)   any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

          (e)   any Investment existing on the Issuance Date;

          (f)    advances to employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

          (g)   any Investment acquired by the Company or any of its Restricted Subsidiaries

            (1)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or

            (2)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (h)   Hedging Obligations permitted under clause (j) of the "Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

          (i)    loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

          (j)    any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds), not to exceed the greater of (x) $100.0 million or (y) 9% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (k)   Investments the payment for which consists of Equity Interests of the Company, or any of its direct or indirect parent corporations (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described in "—Certain Covenants—Limitation on Restricted Payments;"

          (l)    additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (9) of the second paragraph of "—Limitation on Restricted Payments"), not to exceed the greater of (x) $40.0 million or (y) 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (m)  Investments relating to any special purpose Wholly Owned Subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility;

          (n)   guarantees (including Guarantees) of Indebtedness permitted under the covenant "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;"

          (o)   any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (6), (7) and (11) of such paragraph); and

          (p)   Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons.

        "Permitted Junior Securities" means:

          (1)   Equity Interests (other than Disqualified Stock) in the Company, any Guarantor or any direct or indirect parent of the Company; or

          (2)   unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes and the Guarantees are subordinated to Senior Indebtedness under the Indenture;

provided that the term "Permitted Junior Securities" shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Notes for purposes of such plan of reorganization.

        "Permitted Liens" means, with respect to any Person:

          (1)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (2)   Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

          (3)   Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

          (4)   Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

          (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (6)   Liens securing Indebtedness permitted to be incurred pursuant to clause (d) or (m) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (7)   Liens existing on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

          (8)   Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (9)   Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (11) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

          (12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

          (14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

          (15) Liens in favor of the Company or any Guarantor;

          (16) Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company's client at which such equipment is located;

          (17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

          (18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

          (19) deposits made in the ordinary course of business to secure liability to insurance carriers; and

          (20) other Liens securing obligations incurred in the ordinary course of business which obligations do to exceed $25.0 million at any one time outstanding.

For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "preferred stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a Board Resolution) which shall be substituted for Moody's or S&P or both, as the case may be.

        "Receivables Facility" means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Registration Rights Agreement" means the Registration Rights Agreement dated as of the Issuance Date, among the Company, the Guarantors and the initial purchasers party thereto.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Related Parties" means any Person controlled by a Permitted Holder, including any partnership or limited liability company of which a Permitted Holder or its Affiliates is the general partner or managing member, as the case may be.

        "Repurchase Offer" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "—Repurchase at the Option of Holders—Change of Control" or "—Repurchase at the Option of Holders—Asset Sales."

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Credit Facilities" means (i) the credit agreement entered into in connection with, and on or prior to, the consummation of the Transactions, including any collateral documents, guarantees, instruments and agreements executed in connection therewith, in each case as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, among the Company, certain Subsidiaries of the Company, the financial institutions named therein, and Citicorp USA, Inc., as Administrative Agent, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of "Credit Facilities," one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Similar Business" means the business and any services, activities or businesses incidental or directly related or similar to, any line of business engaged in by the Company and its Subsidiaries as of the date of the Indenture or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

        "Special Interest" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

        "Subordinated Indebtedness" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

        "Subsidiary" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

        "Transaction Agreement" means the Agreement and Plan of Merger dated as of December 24, 2004 by and among the Company, Amber Acquisition Corp., Transportation Technologies Industries, Inc., the persons listed on Annex I thereto and Andrew Weller, Jay Bloom and Mark Dalton, as the company stockholders representatives, as may be amended from time to time.

        "Transactions" means the transactions contemplated by the Transaction Agreement, the Notes offered hereby and the Senior Credit Facilities as in effect on the Issuance Date.

        "Trimaran" means Trimaran Capital Partners, Trimaran Fund II, LLC, Trimaran Capital, LLC, Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners, CIBC Capital Corporation, Caravelle Investment Fund, L.L.C., Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) the Company certifies that such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted

Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

Registration Rights

        We have filed this registration statement to comply with our obligation under the registration rights agreement to register the issuance of the Exchange Notes.

BOOK-ENTRY; DELIVERY AND FORM

        The exchange notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company.

        Ownership of beneficial interests in a global note will be limited to persons who have accounts with The Depository Trust Company, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as The Depository Trust Company, or its nominee, is the registered owner or holder of the exchange notes, The Depository Trust Company or that nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indentures and the notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company's applicable procedures, in addition to those provided for under the indentures and, if applicable, those of Euroclear and Clearstream, Luxembourg.

        Payments of the principal of, and interest on, a global note will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that The Depository Trust Company or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The Depository Trust Company or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in The Depository Trust Company will be effected in the ordinary way in accordance with The Depository Trust Company rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company's rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The

Depository Trust Company. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

        Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of The Depository Trust Company. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interest in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following The Depository Trust Company's settlement date.

        We expect that The Depository Trust Company will take any action permitted be taken by a holder of notes (including the presentation of notes for as described below) only at the direction of one or more participants account The Depository Trust Company interests in a global note is and only in respect of such portion of the aggregate principal amount as to which such participant or participants has or have given such to exchange to whose credited of notes direction. However, if there is an event of default under the notes, The Depository Trust Company will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        We understand that: The Depository Trust Company is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to The Depository Trust Company system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

        Although The Depository Trust Company, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of The Depository Trust Company, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If The Depository Trust Company is at any time unwilling or unable to continue as a depositary for the global notes or if at any time The Depository Trust Company ceases to be a "clearing agency" registered under the Exchange Act and a successor depositary is not appointed by the Company within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with The Depository Trust Company's rules and procedures in addition to those provided for under the applicable indenture.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material U.S. federal income tax consequences of the exchange of outstanding notes for exchange notes pursuant to this offer. This discussion does not purport to be a complete analysis of all potential U.S. federal income tax consequences, and does not address any tax consequences arising under any state, local or foreign tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to change, and any such change may apply retroactively in a manner that could adversely affect a holder of the notes. No rulings have or will be sought from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for exchange notes or that any such position would not be sustained.

        This discussion is limited to holders who hold the notes as "capital assets" within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction.

        If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the ownership and disposition of the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

        The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an "exchange" for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same tax consequences to holders as the outstanding notes have to holders, including, without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreements and will indemnify the holders of outstanding notes including any broker-dealers, and certain parties related to such holders, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the common stock of the Company. In addition, Latham & Watkins LLP has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The consolidated financial statements of Accuride as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included herein have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of TTI as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included herein have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        The Company recently completed its initial public offering. We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

ACCURIDE CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Accuride Corporation
Evansville, Indiana

        We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 4, 2005 (February 18, 2005 as to Note 6 and April 29, 2005 as to Notes 17 and 18)

ACCURIDE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2004
	(in thousands except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,692	$71,843
Customer receivables, net of allowance for doubtful accounts of $822 and $515 in 2003 and 2004, respectively	36,309	55,067
Other receivables	8,403	4,008
Inventories	33,435	47,343
Supplies	10,717	13,027
Deferred income taxes	4,276	3,671
Prepaid expenses and other current assets	924	4,849

Total current assets	136,756	199,808
PROPERTY, PLANT AND EQUIPMENT—Net	206,660	205,369
OTHER ASSETS:
Goodwill	123,197	123,197
Investment in affiliates	3,106	3,752
Deferred financing costs, net of accumulated amortization of $6,847 and $8,537 in 2003 and 2004, respectively	5,458	3,805
Deferred income taxes	26,231	16,900
Pension benefit plan asset	26,887	30,924
Other	2	88

TOTAL	$528,297	$583,843

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$34,128	$54,952
Current portion of long-term debt	1,900	1,900
Accrued payroll and compensation	9,185	12,848
Accrued interest payable	8,824	8,142
Income taxes payable	1,090	7,790
Accrued and other liabilities	4,992	6,489

Total current liabilities	60,119	92,121
LONG-TERM DEBT—Less current portion	488,575	486,780
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	20,665	22,987
PENSION BENEFIT PLAN LIABILITY	24,376	25,836
OTHER LIABILITIES	404	691
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, $.01 par value; 5,000 shares authorized and unissued
Common stock, $.01 par value; 26,595,000 and 38,415,000 shares authorized, 14,731,502 and 14,733,511 shares issued, and 14,656,445 and 14,658,454 shares outstanding in 2003 and 2004, respectively	147	147
Additional paid-in-capital	51,923	51,939
Treasury stock 75,057 shares at cost	(735)	(735)
Stock subscriptions receivable	(15)
Accumulated other comprehensive income (loss)	(11,576)	(12,113)
Retained earnings (deficit)	(105,586)	(83,810)

Total stockholders' equity (deficiency)	(65,842)	(44,572)

TOTAL	$528,297	$583,843

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2002	2003	2004
	(in thousands except share and per share amounts)
NET SALES	$345,549	$364,258	$494,008
COST OF GOODS SOLD	286,232	301,428	390,893

GROSS PROFIT	59,317	62,830	103,115
OPERATING EXPENSES:
Selling, general and administrative	24,014	23,918	25,550

INCOME FROM OPERATIONS	35,303	38,912	77,565
OTHER INCOME (EXPENSE):
Interest income	315	252	244
Interest expense	(42,332)	(38,865)	(37,089)
Refinancing costs		(11,264)
Equity in earnings of affiliates	182	485	646
Other income (expense)—net	1,430	825	108

INCOME (LOSS) BEFORE INCOME TAXES	(5,102)	(9,655)	41,474
INCOME TAX PROVISION (BENEFIT)	5,839	(930)	19,698

NET INCOME (LOSS)	$(10,941)	$(8,725)	$21,776

Weighted average common shares outstanding—basic	14,654,436	14,654,938	14,656,948
Basic income (loss) per share	$(0.75)	$(0.60)	$1.49

Weighted average common shares outstanding—diluted	14,654,436	14,654,938	15,224,332
Diluted income (loss) per share	$(0.75)	$(0.60)	$1.43

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Dollars in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in- Capital	Treasury Stock	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficiency)
BALANCE—January 1, 2002:
As reported			$24,939	$(735)	$(638)		$(85,920)	$(62,354)
591-for-one stock split		147	(147)

BALANCE—as adjusted		147	24,792	(735)	(638)		(85,920)	(62,354)
Net loss	$(10,941)						(10,941)	(10,941)
Proceeds from stock subscriptions receivable					517			517
Recognition of deferred taxes related to recapitalization			27,126					27,126
Other comprehensive income (loss):
Unrealized gain on foreign currency hedges (net of tax)	193					$193		193
Minimum pension liability adjustment (net of tax)	(7,790)					(7,790)		(7,790)

Comprehensive income (loss)	$(18,538)

BALANCE—December 31, 2002		147	51,918	(735)	(121)	(7,597)	(96,861)	(53,249)
Net loss	$(8,725)						(8,725)	(8,725)
Exercise of stock options			5					5
Proceeds from stock subscriptions receivable					106			106
Recognition of deferred taxes related to recapitalization
Other comprehensive income (loss):
Recognition of realized loss on foreign currency hedges (net of tax)	(193)					(193)		(193)
Minimum pension liability adjustment (net of tax)	(3,786)					(3,786)		(3,786)

Comprehensive income (loss)	$(12,704)

BALANCE—December 31, 2003		147	51,923	(735)	(15)	(11,576)	(105,586)	(65,842)
Net Income	$21,776						21,776	21,776
Exercise of stock options			16					16
Proceeds from stock subscriptions receivable					15			15
Other comprehensive income (loss):
Change in fair market value of cash flow hedges (net of tax)	464					464		464
Minimum pension liability adjustment (net of tax)	(1,001)					(1,001)		(1,001)

Comprehensive income	$21,239

BALANCE—December 31, 2004		$147	$51,939	$(735)	$0	$(12,113)	$(83,810)	$(44,572)

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2003	2004
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(10,941)	$(8,725)	$21,776
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and impairment	28,213	29,804	28,438
Amortization	2,527	2,077	1,795
Amortization—deferred financing costs related to refinancing		2,248
Gain (loss) on disposal of assets	(187)	4	(284)
Deferred income taxes	13,894	(2,598)	10,213
Equity in earnings of affiliated companies	(182)	(485)	(646)
Changes in certain assets and liabilities:
Receivables	(5,568)	(11,839)	(13,954)
Inventories and supplies	2,712	(9,091)	(16,218)
Prepaid expenses and other assets	(1,601)	817	(8,861)
Accounts payable	(1,254)	5,546	20,824
Accrued and other liabilities	(12,306)	206	15,246

Net cash provided by operating activities	15,307	7,964	58,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(19,316)	(20,261)	(26,421)
Capitalized interest	(450)	(411)	(851)
Cash distribution from affiliate		1,000

Net cash used in investing activities	(19,766)	(19,672)	(27,272)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(12,500)	(128,785)	(1,900)
Proceeds from issuance of long-term debt		180,000
Increase in revolving credit advance	10,000	20,000
Decrease in revolving credit advance		(55,000)
Deferred financing fees		(3,192)	(37)
Proceeds from issuance of shares		5	16
Proceeds from stock subscriptions receivable	517	106	15

Net cash provided by (used in) financing activities	(1,983)	13,134	(1,906)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,442)	1,426	29,151
CASH AND CASH EQUIVALENTS—Beginning of year	47,708	41,266	42,692

CASH AND CASH EQUIVALENTS—End of year	$41,266	$42,692	$71,843

See notes to consolidated financial statements.

ACCURIDE CORPORATION

For the years ended December 31, 2002, 2003, and 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

        Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), Accuride Erie L.P. ("Accuride Erie"), and Accuride de Mexico, S.A. de C.V. ("AdM"). All significant intercompany transactions have been eliminated. Investments in affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method.

        Business of the Company—The Company is engaged primarily in the design, manufacture and distribution of wheels and rims for trucks, trailers and certain military and construction vehicles. The Company sells its products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket. The Company's primary manufacturing facilities are located in Henderson, Kentucky; Erie, Pennsylvania; Cuyahoga Falls, Ohio; London, Ontario, Canada; and Monterrey, Mexico.

        Management's Estimates and Assumptions—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—The Company records sales upon shipment net of customer rebates and discounts.

        Inventories—Inventories are stated at the lower of cost or market. Cost for substantially all inventories, except AdM, is determined by the last-in, first-out method (LIFO). Inventories at AdM are determined using average cost. The Company reviews inventory on hand and records provisions for excess and obsolete inventory based on its assessment of future demand and historical experience.

        Supplies—Supplies primarily consist of spare parts and consumables used in the manufacturing process. Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. The Company performs annual evaluations of supplies and provides an allowance for obsolete items based on usage activity.

        Investment in Affiliate—Included in "Equity in earnings of affiliates" is the Company's 50% interest in the earnings of AOT, Inc. ("AOT"). AOT is a joint venture between the Company and The Goodyear Tire & Rubber Company formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. The Company's investment in AOT at December 31, 2003 and 2004 totaled $3,106 and $3,752, respectively.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated using primarily the straight-line method over their expected useful lives as follows:

Buildings and improvements	15-30 years
Factory machinery and equipment	10 years
Office furniture and fixtures	10 years
Tools, Dies and Molds	3 years

        Deferred Financing Costs—Direct costs incurred in connection with the Recapitalization (see Note 2) and the Credit Agreement (see Note 6) have been deferred and are being amortized over the life of the related debt using the effective interest method.

        Goodwill—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of the Company in March 1988 and the Accuride Erie and AdM acquisitions in April 1999 and July 1999, respectively. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Accounting for Goodwill and Other Intangible Assets. Accordingly, the Company no longer amortizes goodwill, but tests for impairment at least annually. This impairment test was performed in the fourth quarter of 2004, and there was no indication of impairment.

        Long-Lived Assets—The Company evaluates its long-lived assets to be held and used and its identifiable intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Impairment is determined by comparison of the carrying amount of the asset to the net undiscounted cash flows expected to be generated by the related asset group. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal (See Note 5).

        Pension Plans—The Company has trusteed, non-contributory pension plans covering substantially all U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. The Company's funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

        Postretirement Benefits Other Than Pensions—The Company has postretirement health care and life insurance benefit plans covering substantially all U.S. non-bargained and Canadian employees. The Company accounts for these benefits on an accrual basis and provides for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. The Company's funding policy provides that payments to participants shall be at least equal to its cash basis obligation.

        Postemployment Benefits Other Than Pensions—The Company has certain postemployment benefit plans covering certain U.S. and Canadian employees which provide severance benefits. The Company accounts for these benefits on an accrual basis.

        Income Taxes—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates.

Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets. Management judgment is required in developing the Company's provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowance recorded against the deferred tax assets. The Company evaluates quarterly the realizability of its net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Although realization of our net deferred tax assets is not certain, the Company has concluded that it will more likely than not realize the deferred tax assets, excluding certain state net operating losses for which the Company has provided a valuation allowance.

        Research and Development Costs—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the years ended December 31, 2002, 2003, and 2004 totaled $5,335, $5,523, and $6,185, respectively.

        Foreign Currency—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. The functional currencies of Accuride Canada and AdM have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (expense), net." The Company had aggregate foreign currency gains (losses) of ($1,778), $872, and $1,436 for the years ended December 31, 2002, 2003, and 2004, respectively.

        Concentrations of Credit Risk—Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. The Company places its cash and cash equivalents and executes derivatives with high quality financial institutions. Generally, the Company does not require collateral or other security to support customer receivables.

        Derivative Financial Instruments—The Company uses derivative instruments to manage exposure to foreign currency, commodity prices, and interest rate risks. The Company does not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by the Company include interest rate, foreign exchange, and commodity price instruments. All derivative instruments are recognized on the balance sheet at their estimated fair value. See Note 13 for the carrying amounts and estimated fair values of these instruments.

          Interest Rate Instruments—The Company uses interest rate swap agreements as a means of fixing the interest rate on portions of the Company's floating-rate debt. No interest rate instruments were outstanding as of December 31, 2004 and 2003. Interest rate swaps not designated as hedges for financial reporting purposes were carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". The settlement amounts from the swap agreements were reported in the financial statements as a component of interest. The Company uses interest rate cap agreements to set ceilings on the maximum interest rate the Company would incur on portions of the Company's floating-rate debt. An interest rate cap would be carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". In the event that the cap was exercised, any realized gain would be recorded in the financial statements as a component of interest.

          Foreign Exchange Instruments—The Company uses foreign currency forward contracts and options to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. Prior to August 1, 2002, the Company did not designate the forward contracts as hedges for financial reporting purposes and, accordingly, carried these instruments in the financial statements at fair value, with realized and unrealized gains or losses reflected in current period earnings as "Other income (expense), net." On August 1, 2002, the Company designated the outstanding forward contracts as cash flow hedges. Based on historical experience and analysis performed by the Company, management expects that these derivative instruments will be highly effective in offsetting the change in the value of the anticipated transactions being hedged. As such, unrealized gains or losses are deferred in "Other Comprehensive Income (Loss)" with only realized gains or losses reflected in current period earnings as "Cost of Goods Sold". However, to the extent that any of these contracts are not highly effective, any changes in fair value resulting from ineffectiveness will be immediately recognized in "Cost of Goods Sold". The total notional amount of outstanding forward contracts at December 31, 2003 and 2004 was $0 and $24,844, respectively.

          Commodity Price Instruments—The Company uses commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reflected in current period earnings as "Other income (expense), net". The Company had no outstanding commodity price swaps at December 31, 2003 and 2004.

The realized and unrealized gain (loss) on the Company's derivative financial instruments for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Interest Rate Instruments		Foreign Exchange Instruments		Commodity Price Instruments
	Realized Gain (loss)	Unrealized Gain (Loss)	Realized Gain (loss)	Unrealized Gain (Loss)	Realized Gain (loss)	Unrealized Gain (Loss)
2002	$(5,323)	$2,940	$166	$193	$(540)	$650
2003	—	—	4,042	—	(29)	(47)
2004	—	—	2,800	—	—	—

        Earnings Per Share—Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period after giving retroactive effect for the 591-for-one stock split of the Company's common stock (see Note 18). Diluted earnings per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire 1,400,079 shares in 2002 and 1,285,398 shares in 2003 were not included in the computation of diluted earnings per common share because the effect would be antidilutive. There were no antidilutive options outstanding in 2004.

	December 31,
	2002	2003	2004
Average common shares outstanding	14,654,436	14,654,938	14,656,948
Dilutive stock equivalents	—	—	567,384

Average common and common equivalent shares outstanding	14,654,436	14,654,938	15,224,332

        Stock Based Compensation—On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement amends SFAS Statement No. 123, Accounting for Stock-Based Compensation and provides alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense has been recognized by the Company in connection with the option grants. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income (loss) would have been the following:

	Year Ended December 31,
	2002	2003	2004
Net income (loss) as reported	$(10,941)	$(8,725)	$21,776
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(200)	(76)	(85)

Pro forma net income (loss)	$(11,141)	$(8,801)	$21,691

Earnings (loss) per share—as reported:
Basic	$(0.75)	$(0.60)	$1.49

Diluted	$(0.75)	$(0.60)	$1.43

Earnings (loss) per share—pro forma:
Basic	$(0.76)	$(0.60)	$1.48

Diluted	$(0.76)	$(0.60)	$1.42

        The weighted average fair value of the options granted in 2004 was $2.41. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates of 4.75%, expected volatilities assumed to be 0% and expected lives of approximately 4 years. The weighted average fair value of options granted in 2002 was $2.36. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates ranging from 4.15%-4.24%, expected volatilities assumed to be 0% and expected lives of approximately 5 years. The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

        Accounting Standards Adopted—Accounting standards adopted during 2004 include Statement of Financial Accounting Standards ("SFAS") No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities, and SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106.

        FAS 106-2—In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. This FSP was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on the Company's financial position or results of operations.

        FIN 46R—In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on the Company's financial position or results of operations.

        SFAS No. 132 (Revised 2003)—In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. The Company adopted this statement as of December 31, 2003 and revised its annual disclosures for the year ended December 31, 2003 and its annual and interim disclosures for the year ended December 31, 2004, accordingly.

        New Accounting Standards—New accounting standards which could impact the Company include FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, FASB Statement No. 123 (revised 2004), Share-Based Payment, and FASB Staff Positions 109-1 and 109-2, Income Taxes.

        SFAS No. 151—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 153—In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        SFAS No. 123 (revised 2004)—In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Accuride will be required to apply Statement 123(R) as of the first fiscal year that begins after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        FASB Staff Positions (FSPs) 109-1 and 109-2—In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes", to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

        Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation. In April 2005, the Company effected a 591-for-one stock split of the Company's common stock. The par value of the common stock was not affected by the 591-for-one split of the common stock and remains at $0.01 per share after the split. All shares and per share references in the consolidated financial statements and related notes are shown to give retroactive effect to the 591-for-one stock split.

2. Recapitalization of Accuride Corporation

        The Company entered into a stock subscription and redemption agreement dated November 17, 1997 (the "Agreement" or "Redemption"), with PDC and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"), a Delaware limited liability company formed at the direction of KKR 1996 Fund L.P., a Delaware limited partnership affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR").

        Pursuant to the Agreement, effective January 21, 1998, Hubcap Acquisition made an equity investment in the Company of $108,000 in exchange for 90% of the Common Stock of the Company after the Recapitalization, as described herein. The Company used the proceeds of this investment, along with $200,000 from the issuance of 9.25% senior subordinated notes at 99.48% of principal value due 2008 and $164,800 in bank borrowing, including $135,000 of borrowings under senior secured term loans due 2005 and 2006 with variable interest rates and $29,800 of borrowings under a $140,000 senior secured revolving line of credit expiring 2004 with a variable interest rate, to redeem $468,000 of Common Stock (the "Recapitalization").

        Subsequent to the Recapitalization, effective September 30, 1998, PDC sold its remaining interest in the Company to an unrelated third party.

        Concurrent with the Agreement, the Company recorded a $18.5 million deferred tax asset related to the increase in the tax basis of assets. During 2002, management determined that an additional $69.7 million in tax basis should be recognized. As a result, the Company recorded a $11.7 million increase in deferred tax assets and reduced deferred tax liabilities by $15.4 million. The amount recorded, totaling $27.1 million, was recognized in additional paid-in-capital as an adjustment to the recapitalization.

3. Consolidated Statements of Cash Flows

        For the purpose of preparing the consolidated financial statements, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Interest paid in the years ended December 31, 2002, 2003 and 2004 was $40,941, $38,854 and $36,935, respectively. The Company received a net refund of income taxes of $2,049 and $7,213 in the years ended December 31, 2002 and 2003, respectively. The Company paid income taxes of $3,980 in the year ended December 31, 2004. During 2002, 2003 and 2004, the Company recorded non-cash minimum pension liability adjustments, net of tax, of $7,790, $3,786 and $1,001, respectively, as a component of Other Comprehensive Loss.

4. Inventories

        Inventories at December 31, 2003 and 2004 were as follows:

	2003	2004
Raw materials	$4,119	$12,590
Work in process	13,354	16,890
Finished manufactured goods	14,520	15,963
LIFO adjustment	1,442	1,900

Total inventories	$33,435	$47,343

        During 2002, 2003 and 2004, certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at costs which prevailed in prior years. For the year ended December 31, 2002, the effect of the liquidation was to increase cost of goods sold by $136 and to decrease net income by $83. For the year ended December 31, 2003, the liquidation had no effect on cost of goods sold or net income. For the year ended December 31, 2004, the effect of the liquidation was to decrease cost of goods sold by $23 and to increase net income by $14.

5. Property, Plant and Equipment

        Property, plant and equipment at December 31, 2003 and 2004 consist of the following:

	2003	2004
Land and land improvements	$5,907	$7,713
Buildings	69,199	69,249
Machinery and equipment	404,506	409,169

	479,612	486,131
Less accumulated depreciation and impairment	272,952	280,762

Property, plant and equipment—net	$206,660	$205,369

        During 2004, the Company evaluated certain assets that were expected to be replaced during the year or were producing products expected to be phased out and determined $822 of equipment related to a specific production line at its Erie, Pennsylvania facility to be impaired, $553 of equipment related to a certain production line at its Cuyahoga Falls, Ohio facility to be impaired, and $844 of equipment related to a certain product line at its Monterrey, Mexico facility to be impaired. These amounts were included in cost of goods sold for the year ended December 31, 2004.

6. Long-Term Debt

        Long-term debt at December 31, 2003 and 2004 consists of the following:

	2003	2004
Revolving Credit Facility	$25,000	$25,000
Term C Facility	96,000	95,000
New Term B Facility	180,000	179,100
Senior subordinated notes—net of $425 and $320 unamortized discount	189,475	189,580

	490,475	488,680
Less current maturities	1,900	1,900

Total	$488,575	$486,780

        Bank Borrowing—Effective June 13, 2003, Accuride entered into a third amended and restated credit agreement to refinance a portion of the debt outstanding under the July 27, 2001 second amended and restated credit agreement (the "Refinancing"). The Refinancing, as amended on December 10, 2003, provided for (i) a new term credit facility in an aggregate principal amount of $180 million that matures on June 13, 2007 ("New Term B"), and a revolving credit facility ("New Revolver") in an aggregate principal amount of $66 million (comprised of a $36 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on June 13, 2006 (the New Term B and New Revolver are collectively referred to hereinafter as the "New Senior Facilities"). The "Term C" facility under the second amended and restated credit agreement remains outstanding under the Refinancing. As of December 31, 2004, $25 million was outstanding under the New Revolver, $179.1 million was outstanding under The New Term B facility and $95 million was outstanding under the Term C facility. The New Term B facility requires a $0.9 million repayment on June 13, 2005, and June 13, 2006, and $177.3 million on June 13, 2007. The Term C facility requires a $1.0 million repayment on January 21, 2005, and $47.0 million repayment on January 21, 2006 and January 21, 2007. Interest on the term loans and the New Revolver is based on the London InterBank Offered Rate ("LIBOR") plus an applicable margin. The loans are secured by, among other things, a first priority lien on our properties and assets securing the New Revolver and Term C, a second priority lien on substantially all of our US and Canadian properties and assets to secure the New Term B, and a pledge of 65% of the stock of our Mexican subsidiary. A negative pledge restricts the imposition of other liens or encumbrances on any of the assets, subject to certain exceptions.

        The Company's Bank Borrowings at December 31, 2003 and 2004 were borrowed under the Eurodollar Rate, or LIBOR option. At December 31, 2003, the corresponding LIBOR rates ranged from 1.44%-1.50%. At December 31, 2004, the corresponding LIBOR rate was 2.44%.

        Under the terms of the Company's credit agreement, there are certain restrictive covenants that limit the payment of cash dividends and establish minimum financial ratios. The Company was in compliance with all such covenants at December 31, 2004.

        Effective January 31, 2005, Accuride entered into a fourth amended and restated credit agreement to refinance substantially all of its existing bank facilities. Under the refinancing, the Company repaid in full the aggregate amounts outstanding under the Revolving Credit Facility, the New Term B Facility and the Term C Facility with proceeds from (i) a new term credit facility in an aggregate principal amount of $550 million that requires annual amortization payments of 1% per year, with the balance payable on January 31, 2012 and (ii) a new revolving facility in an aggregate amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on January 31, 2010. The loans under the term credit facility and the U.S. revolving credit facility are secured by, among other things, a lien on substantially all of the U.S. properties and assets of the Company and its domestic subsidiaries and a pledge of 65% of the stock of the Company's foreign subsidiaries. The loans under the Canadian revolving facility are also secured by substantially all the properties and assets of Accuride Canada Inc.

        In connection with the refinancing described above, the following indebtedness was repaid, redeemed, repurchased or otherwise satisfied and discharged in full:

  •
  Indebtedness of Transportation Technologies Industries, Inc. ("TTI") (See Note 17) under its first and second lien credit agreements, each dated as of March 16, 2004;

  •
  The 12.5% senior subordinated notes due 2010 issued by TTI pursuant to an indenture, dated as of May 21, 2004; and

  •
  The Company's 9.25% senior subordinated notes due 2008 issued pursuant to an indenture, dated as of January 21, 1998, as described below.

        Senior Subordinated Notes—Interest at 9.25% on the senior subordinated notes (the "Notes") is payable on February 1 and August 1 of each year, commencing on August 1, 1998. The Notes mature in full on February 1, 2008 and may be redeemed, at the option of the Company, in whole or in part, at any time on or after February 1, 2003 in cash at the redemption prices set forth in the indenture, plus interest. The Notes are a general unsecured obligation of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the Credit Agreement. As of December 31, 2003 and 2004, the aggregate principal amount of Notes outstanding was $189,900. As discussed above, these notes were repaid January 31, 2005.

        Effective January 31, 2005, the Company issued $275.0 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at the option of the Company, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The notes will be general unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the Company's new credit agreement.

        Interest Rate Instruments—As of December 31, 2003 and 2004, the Company did not have any open interest rate agreements or obligations.

        Maturities of long-term debt, including the bond discount, based on minimum scheduled payments as of December 31, 2004, excluding the effects of the January 2005 refinancings and debt issuances discussed above, are as follows:

2005	$1,900
2006	72,900
2007	224,300
2008	189,900

Total	$489,000

7. Pension and Other Postretirement Benefit Plans

        The Company has funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service.

        In addition to providing pension benefits, the Company also has certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups. The majority of these benefits are paid by the Company.

        The Company uses a December 31 measurement date for all of its plans.

  Obligations and Funded Status:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	$53,404	$70,944	$21,620	$24,399
Service cost	2,309	2,704	774	896
Interest cost	3,850	4,292	1,417	1,464
Actuarial (gains)/losses	5,785	1,087	(192)	1,659
Benefits paid	(2,306)	(2,913)	(619)	(591)
Foreign currency exchange rate changes	7,902	4,166	1,399	791
Acquisition/transfer		26

Benefit obligation—end of year	70,944	80,306	24,399	28,618

Change in plan assets:
Fair value of assets—beginning of year	45,418	61,743
Actual return on plan assets	5,980	5,726
Employer contribution	5,251	5,164	619	591
Benefits paid	(2,306)	(2,913)	(619)	(591)
Foreign currency exchange rate changes	7,401	4,198
Acquisition/transfer		26

Fair value of assets—end of year	61,744	73,944

Reconciliation of funded status:
Unfunded status	(9,200)	(6,363)	(24,399)	(28,618)
Unrecognized actuarial loss	23,657	25,031	4,998	6,634
Unrecognized prior service cost (benefit)	5,717	5,666	(1,264)	(1,003)
Unrecognized net obligation	291	283

Net amount recognized	$20,465	$24,617	$(20,665)	$(22,987)

Amounts recognized in the statement of financial position:
Prepaid benefit cost	$20,824	$24,926	$—	$—
Accrued benefit liability	(24,376)	(25,836)	(20,665)	(22,987)
Intangible asset	6,063	5,998
Accumulated other comprehensive loss	17,954	19,529

Net amount recognized	$20,465	$24,617	$(20,665)	$(22,987)

        The accumulated benefit obligation for the pension plan was $69,109 and $78,911 at December 31, 2003 and 2004, respectively.

        During 2004, we adopted FAS 106-2 which impacts retirees prescription drug benefits. The impact of adoption reduced our accumulated postretirement benefit obligation by approximately $1,100. Of the employees covered under the US postretirement benefit plans, only certain pre-1996 retirees are covered under a plan that will receive subsidy receipts. Receipts from the subsidized benefits are expected to be $32 in 2006.

        At December 31, 2004, the projected benefit payments for the defined benefit pension plan and the postretirement benefit plan totaled $2,993 and $748 in 2005, $3,308 and $883 in 2006, $3,503 and $993 in 2007, $3,603 and $1,108 in 2008, $4,249 and $1,251 in 2009, and $26,241 and $8,477 in years 2010 through 2014, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $59,824, $58,912 and $50,514, respectively, as of December 31, 2003 and $67,607, $67,276 and $60,777 respectively, as of December 31, 2004.

  Components of Net Periodic Benefit Cost:

  For the years ended December 31,

	Pension Benefits			Other Benefits
	2002	2003	2004	2002	2003	2004
Service cost-benefits earned during the year	$2,504	$2,309	$2,704	$665	$774	$896
Interest cost on projected benefit obligation	3,140	3,850	4,292	1,285	1,417	1,464
Expected return on plan assets	(4,410)	(4,989)	(5,762)
Prior service cost and other amortization (net)	390	1,373	1,649	(127)	(23)	(44)

Net amount charged to income	1,624	2,543	2,883	1,823	2,168	2,316
Curtailment charge	420	—	—	5	—	—

Total net amount charged to income	$2,044	$2,543	$2,883	$1,828	$2,168	$2,316

  Additional Information:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Increase in minimum liability included in other comprehensive income	$5,182	$1,575	N/A	N/A

  Actuarial Assumptions:

        Assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Discount rate	6.00%	6.00%	6.00%	6.00%
Rate of increase in future compensation levels	3.00%	3.00%	3.00%	3.00%

        Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of increase in future compensation levels	3.00%	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	9.00%*	8.75%*	N/A	N/A

*
A 9.5% and 9.0% return on assets assumption was used for the Canadian plans in 2003 and 2004, respectively.

        The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

        Assumed health care cost trend rates at December 31 were as follows:

	2003	2004
Health care cost trend rate assumed for next year	11.00%	10.00%
Rate to which the cost trend rate is assumed to decline	5.25%	5.00%
Year that the rate reaches the ultimate trend rate	2009	2010

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2004:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$484	$(376)
Effect on postretirement benefit obligation	$3,964	$(3,162)

  Plan Assets:

        The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2004, by asset category are as follows:

	2003	2004
Equity securities	56%	73%
Debt securities	38%	23%
Other	6%	4%
Total	100%	100%

        The Company's investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

        The Company's desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the US plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in the Company's investment policy statement. The Company's investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

        The Company believes that the plan's risk and liquidity posture are, in large part, a function of asset class mix. The Company's investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior. Based on this and the plan's time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

	Lower Limit	Strategic Allocation	Upper Limit
Domestic Large Capitalization Equities:
Value	10%	15%	20%
Growth	10%	15%	20%
Index-Passive	15%	20%	25%
Domestic Aggressive Growth Equities:
International Equities	5%	10%	15%
Large-Mid Cap	5%	10%	15%
Fixed Income:
Domestic	25%	30%	35%

        The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

        While the Company uses the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

	Minimum	Maximum
Total Equities	40%	65%
Foreign Equities	0%	50%
Bonds and Mortgages	25%	50%
Short-Term	0%	15%

        Cash Flows    The Company expects to contribute approximately $6,065 to its pension plans and $752 to its other postretirement benefit plan in 2005.

        Other Plans    The Company also provides a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expense associated with these plans for the years ended December 31, 2002, 2003 and 2004 totaled $1,391, $1,066, and $1,606, respectively.

8. Income Taxes

        The income tax provision (benefit) from continuing operations for the years ended December 31 is as follows:

	2002	2003	2004
Current:
Federal	$(7,697)	$(350)	$6,013
State	77	78	1,526
Foreign	(435)	1,940	1,946

	(8,055)	1,668	9,485

Deferred:
Federal	6,158	(7,248)	4,371
State	(1,410)	(881)	907
Foreign	1,782	3,150	4,935
Valuation allowance	7,364	2,381

	13,894	(2,598)	10,213

Total	$5,839	$(930)	$19,698

        A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate (benefit) for the years ended December 31, is as follows:

	2002	2003	2004
Statutory tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes (benefit)	(1.6)	(9.4)	3.6
Incremental foreign tax (benefit)	6.2	33.9	7.6
Change in valuation allowance	144.3	24.7
Reversal of previously accrued taxes		(25.9)
Other items—net	0.6	2.0	1.3

Effective tax rate (benefit)	114.5%	(9.7)%	47.5%

        Deferred income tax assets and liabilities comprised the following at December 31:

	2003	2004
Deferred tax assets:
Depreciation and amortization	$14,985	$12,391
Postretirement and postemployment benefits	8,093	8,587
Other	5,611	3,644
Debt refinancing costs	2,631	1,892
Accrued bonus		2,422
Canadian provincial tax credit		795
Foreign tax credit		304
Alternative minimum tax credit	1,058	1,449
Loss carryforwards	27,591	21,444
Valuation allowance	(5,063)	(4,825)

Total deferred tax assets	54,906	48,103

Deferred tax liabilities:
Asset basis and depreciation	12,340	14,919
Goodwill amortization	4,369	5,538
Unrealized foreign exchange gain	742	1,755
Pension costs	1,310	2,115
Inventories	1,336	2,222
Other	4,302	983

Total deferred tax liabilities	24,399	27,532

Net deferred tax assets	30,507	20,571
Current deferred tax asset	4,276	3,671

Long-term deferred income tax asset—net	$26,231	$16,900

        The Company's net operating loss, available in various tax jurisdictions at December 31, 2004 will expire through 2023. A prior year foreign tax credit carryforward expired in 2003 and was charged against the related valuation allowance. In the current year, the Company has recorded a deferred tax asset for additional foreign tax credits incurred through 2004. The alternative minimum tax credit carryforward does not expire. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not the Company will realize the full benefit of deferred tax assets, except for a valuation allowance related to certain state loss carryforwards.

        In 2004, the effective tax rate increased primarily as a result of $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

        Included in income taxes payable as of December 31, 2004 is $7.3 million of tax contingency reserve related to federal, state and international tax matters. Management has recorded the reserve based on the estimated amount of probable loss related to the Company's tax contingencies.

        During 2003 Accuride Corporation completed a refinancing of the debt of its Canadian subsidiary. The transaction resulted in recognition of a $2.1 million taxable gain attributable to significant fluctuations in foreign exchange rates over the term of the original debt. The effective tax rate recognized for foreign subsidiaries has also been significantly impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

        As a result of the expiration of certain state statutes of limitation during 2003, the Company reversed previously accrued taxes of $2.5 million. In addition, the Company recorded a valuation allowance of approximately $2.4 million against deferred tax assets related to state net operating loss carryforwards, as management concluded that the Company will not likely realize the related tax benefits in future years.

        Pursuant to the Job Creation and Worker Assistance Act of 2002, a temporary incentive was added to the Internal Revenue Code to allow for a 5-year net operating loss carryback for fiscal years ending in 2002 and 2001. The Company elected to carry back its 2002 net operating loss to the 1998 pre-acquisition tax year, referred to herein as the "Pre-acquisition Period" (see Note 2). Phelps Dodge agreed to permit the Company to carry back the 2002 net operating loss into the Pre-acquisition Period.

        While Phelps Dodge did not pay any regular income tax in 1998 due to the utilization of foreign tax credits, it did incur alternative minimum tax. At December 31, 2002, a tax refund of approximately $7.8 million representing 20% of the alternative minimum tax net operating loss was recorded as a current tax benefit. As the regular tax net operating loss utilized in the pre-acquisition period was not expected to result in an income tax benefit, the Company recorded approximately $7.8 million of deferred tax expense. During 2003, the Company completed the carry back claim and received an $8.2 million refund.

        During 2002, the Company recorded a valuation allowance of $7.4 million to reduce deferred tax assets related to certain foreign tax credit carryforwards and state net operating losses to management's estimate of the benefit expected to be realized.

        The Company intends to permanently reinvest the undistributed earnings of Accuride Canada. Accordingly, no provision for U.S. income taxes has been made for such earnings. At December 31, 2004 Accuride Canada had $20.2 million of cumulative retained earnings.

        At December 31, 2004, AdM had no cumulative retained earnings. The Company previously treated undistributed earnings as permanently reinvested. Accordingly, no provision for U.S. income taxes has ever been made for such earnings.

9. Stock Purchase and Option Plan

        Effective January 21, 1998, the Company adopted the 1998 Stock Purchase and Option Plan for key employees of Accuride Corporation and subsidiaries (the "1998 Plan").

        The 1998 Plan provides for the issuance of shares of authorized but not issued or reacquired shares of Common Stock subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan permits the issuance of Common Stock (the "1998 Plan-Purchase Stock") and the grant of non-qualified stock options (the "1998 Plan-Options") to purchase shares of Common Stock (the issuance of 1998 Plan Purchase Stock and the grant of the 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

        Pursuant to the original 1998 Plan, 1,576,197 shares of Common Stock of the Company were reserved for issuance under such plan. In May 2002, an amendment to the Stock Purchase and Option Plan was adopted, that increased the number of shares reserved for issuance under the plan to 1,918,977.

        1998 Plan-Purchase Stock—As of December 31, 2004 and 2003, 0 and 472,209 shares of Common Stock under the 1998 Plan Purchase Stock were outstanding under the terms of stock subscription agreements with various management personnel of the Company, respectively. During 2003 and 2004 no shares were repurchased as treasury stock.

        1998 Plan-Options—The following is an analysis of stock option activity pursuant to the 1998 Plan for and the stock options outstanding at the end of the respective period:

	Year ended December 31,
	2002		2003		2004
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding—beginning of year	726,339	$8.49	1,400,079	$4.82	1,285,398	$4.71
Granted	929,052	$2.96			153,660	$2.96
Cancelled
Exercised			(1,891)	$2.96	(2,009)	$7.81
Forfeited or expired	(255,312)	$8.47	(112,790)	$6.16	(12,705)	$3.11

Outstanding—end of year	1,400,079	$4.82	1,285,398	$4.71	1,424,344	$4.53

Options exercisable—end of year	654,828	$6.53	819,717	$5.52	1,067,060	$4.91

        All originally issued time options vest in equal installments over a five-year period from the date of the grant. Subsequently issued time options vest over a four-year period. Performance options vest after approximately eight years, or can vest at an accelerated rate if the Company meets certain performance objectives. As of December 31, 2004, options outstanding have an exercise price ranging between $2.96 and $8.88 per share and a weighted average remaining contractual life of 6.6 years.

        In 2001, the Company offered eligible employees the opportunity to exchange performance options with an exercise price of $8.30 per share or more that were scheduled to vest in 2001 and 2002 for new options which the Company granted in 2002 under the 1998 Plan. The new options vest over a period of four years and have an exercise price of $2.96 per share. In April 2002, the Company issued 112,349 options at $2.96 per share pursuant to the exchange agreement executed in October 2001.

10. Commitments

        The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

        Rent expense for the years ended December 31, 2002, 2003 and 2004 was $2,443, $2,879 and $3,011, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 2004 are as follows:

2005	$2,236
2006	1,878
2007	1,429
2008	1,029
2009	769

Total	$7,341

11. Contingencies

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that the outcome of these proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

        The Company's operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to the Recapitalization of the Company on January 21, 1998, the Company was indemnified by PDC with respect to certain environmental liabilities at its Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, the Company has been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

12. Segment Reporting

        The Company consists of four operating segments that design, manufacture and distribute wheels and rims for trucks, trailers, and other vehicles. These operating segments are aggregated into a single reportable segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. The Company believes this segmentation is appropriate based upon management's operating decisions and performance assessment.

        Geographic Segments—The Company has operations in the United States, Canada, and Mexico which are summarized below.

For Year Ended Dec. 31, 2002	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$271,329	$12,206	$34,910	$—	$318,445
Sales to unaffiliated customers—export	25,103		2,001		27,104

Total	$296,432	$12,206	$36,911	$—	$345,549

Long-lived assets	$352,457	$131,843	$37,272	$(165,021)	$356,551

For Year Ended Dec. 31, 2003	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$301,548	$11,226	$30,106	$—	$342,880
Sales to unaffiliated customers—export	17,589		3,789		21,378

Total	$319,137	$11,226	$33,895	$—	$364,258

Long-lived assets	$344,641	$153,696	$33,157	$(166,184)	$365,310

For Year Ended Dec. 31, 2004	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$393,221	$18,189	$33,473	$—	$444,883
Sales to unaffiliated customers—export	45,837		3,288		49,125

Total	$439,058	$18,189	$36,761	$—	$494,008

Long-lived assets	$346,273	$155,506	$31,540	$(166,184)	$367,135

        Sales to three customers exceed 10% of total net sales for the years ended December 31, as follows:

	2002		2003		2004
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Customer one	$66,576	19.2%	$72,205	19.8%	$93,898	19.0%
Customer two	57,386	16.6%	58,657	16.1%	79,687	16.1%
Customer three	45,464	13.2%	47,806	13.1%	76,245	15.4%

	$169,426	49.0%	$178,668	49.0%	$249,830	50.5%

        Each geographic segment made sales to all three major customers in 2004.

13. Financial Instruments

        The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

        The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying amounts and related estimated fair values for the Company's remaining financial instruments are as follows:

	2003		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Foreign Exchange Forward Contracts	$—	$—	$757	$757
Liabilities
Total Debt	$490,475	$501,665	$489,000	$492,733

        Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31.

        The fair value of the Company's long-term debt has been determined on the basis of the specific securities issued and outstanding. All of the Company's long-term debt is at variable rates at December 31, 2003 and 2004 except for the senior subordinated notes which have a fixed interest rate of 9.25% (see Note 6).

14. Related Party Transactions

        Effective January 21, 1998, the Company and KKR entered into a management agreement providing for the performance by KKR of certain management, consulting and financial services for the Company. The Company expensed approximately $600 in each of the three years ended December 31, 2004, pursuant to such management agreement.

15. Quarterly Data (Unaudited)

        The following table sets forth certain quarterly income statement information of the Company for the fiscal years ended December 31, 2003 and 2004:

	2003
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands, except per share data)
Net sales	$88,248	$94,207	$87,439	$94,364	$364,258
Gross profit(2)	15,621	18,517	13,148	15,544	62,830
Operating expenses	5,889	6,305	5,499	6,225	23,918
Income from operations	9,732	12,212	7,649	9,319	38,912
Equity earnings of affiliates	181	199	81	24	485
Other expense(1)	(9,453)	(20,561)	(10,291)	(8,747)	(49,052)
Net income (loss)	(578)	(5,953)	(2,793)	599	(8,725)
Diluted income (loss) per share	$(0.04)	$(0.41)	$(0.19)	$0.04

	2004
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands, except per share data)
Net sales	$111,401	$120,631	$123,463	$138,513	$494,008
Gross profit(4)	21,964	25,143	26,181	29,827	103,115
Operating expenses	6,371	6,418	5,758	7,003	25,550
Income from operations	15,593	18,725	20,423	22,824	77,565
Equity earnings of affiliates	138	155	148	205	646
Other expense(1)	(9,049)	(10,709)	(8,564)	(8,415)	(36,737)
Net income(3)(4)	4,767	4,778	6,989	5,242	21,776
Diluted income per share	$0.33	$0.32	$0.46	$0.34

(1)
Included in other expense are interest income, interest expense, and other income (expense), net. Also included in the quarter ended June 30, 2003 is $11,257 of refinancing costs.

(2)
Included in cost of sales for the quarter ended December 31, 2003 is the reversal of $860 in accrued liabilities for which management determined no obligation of the Company existed, and $1,240 and $917 of cost associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in the third and fourth quarter of 2003, respectively.

(3)
Included in net income in the quarter ended December 31, 2004 is $3.2 million of incremental tax expense relating to fluctuations in currency and translation adjustments and a change in management's estimate with regard to international tax transactions.

(4)
Included in cost of sales for the quarter ended December 31, 2004 is $2,032 of income representing the receipt of insurance proceeds from the Company's business interruption claims relating to a fire at its Cuyahoga Falls, Ohio facility occurring in 2003.

16. Valuation and Qualifying Accounts

        The following table summarizes the changes in the Company's valuation and qualifying accounts:

	Balance at Beginning of Period	Charges (credits) to Cost and Expenses	Recoveries	Write-Offs	Balance at end of Period
Reserves deducted in balance sheet from the asset to which applicable:
Accounts Receivable:
December 31, 2002	$1,448	$(169)	$378	$(293)	$1,364
December 31, 2003	1,364	(259)	7	(290)	822
December 31, 2004	822	(18)	0	(289)	515

17. Subsequent Event—Acquisition

        On January 31, 2005, the Company completed its acquisition of Transportation Technologies Industries, Inc. (TTI), one of the largest North American manufacturers of truck components for the heavy and medium-duty trucking industry. Pursuant to the merger agreement, the existing stockholders of Accuride own 66.88% of the common stock of the combined entity while the existing stockholders of TTI (TTI Group) own the remaining 33.12% (7,964,238 shares).

        The Company believes the combined company will offer the trucking industry a one-stop component sourcing solution and expects to become one of the largest suppliers to the heavy/medium commercial vehicle industry. The results of operations for TTI will be included in Accuride's operating results beginning February 1, 2005.

        The following table summarizes the preliminary allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The preliminary allocations of purchase price are based upon preliminary valuation information and other studies that have not yet been completed, specifically, the Company is still in the process of finalizing feasibility studies on the restructuring of TTI's trucking fleet, consolidation of warehouse space and centralization of selling, general and administrative functions. It is anticipated that these studies will conclude during the second quarter of 2005. In addition, due to scheduling issues related to the selection of the post-merger actuary service provider, the Company is still in the process of finalizing the valuation of the other postretirement benefit plan liability. This should be resolved by the end of April 2005.

Current assets	$146,028
Property, plant and equipment	108,968
Goodwill	264,477
Intangible assets	142,590
Other	46

Total assets acquired	662,109

Current liabilities	467,297
Debt	3,100
Other long-term liabilities	99,712

Net assets acquired	$92,000

        The preliminary purchase price allocation includes $33,540 of technology which will be amortized over 10 to 15 years, $70,320 of customer relationships which will be amortized over 15 to 30 years, $264,477 of goodwill, not deductible for income tax purposes, $38,080 of trade names that are not subject to amortization, and $650 of backlog.

        In connection with the merger, the Company refinanced substantially all its debt (See Note 6). Maturities of long-term debt based on minimum scheduled payments as of January 31, 2005, including the effects of the January 2005 refinancings and debt issuances discussed in Note 6, are as follows:

2005	$5,500
2006	5,500
2007	5,500
2008	5,500
2009	5,500
Thereafter	825,600

Total	$853,100

18. Subsequent Event—Stock Offering

        In addition, the Company completed the sale of 11,000,000 shares of common stock, in connection with its initial public offering, on April 29, 2005. Prior to the offering, the Company effected a 591-for-one stock split and increased the authorized common stock to 38,805,000 shares. The effect of this stock split was to transfer $147, representing the par value of additional shares issued from additional paid-in capital to common stock. All numbers of common shares and per share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to give effect to the stock split. In addition, the Company granted stock options to key management personnel and directors to acquire 918,065 shares of common stock. The grant price of the stock options was equal to the offering price to the public of $9.00 per share.

******

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportation Technologies Industries, Inc.:

        We have audited the accompanying consolidated balance sheets of Transportation Technologies Industries, Inc. and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, of cash flows, and of shareholders' equity and other comprehensive loss for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportation Technologies Industries, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain identifiable intangible assets in 2002.

/s/  DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 15, 2005

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(dollars in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,150	$—
Accounts receivable, net of allowance for doubtful accounts of $903 and $767, respectively	72,948	50,884
Inventories, net	54,458	44,314
Deferred income tax assets	7,398	6,692
Deferred financing costs	6,890	—
Other current assets	6,762	9,111

Total current assets	149,606	111,001
PROPERTY, PLANT AND EQUIPMENT, NET	84,467	87,414
Deferred financing costs and other, net	2,000	11,002
Goodwill	199,079	199,079
Intangible assets, net	41,695	42,248

TOTAL	$476,847	$450,744

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$67,198	$40,124
Accrued payroll and employee benefits	11,764	12,022
Accrued interest payable	6,767	6,921
Accrued and other liabilities	26,007	18,946
Current maturites of long-term debt	322,138	19,473

Total current liabilities	433,874	97,486
LONG-TERM DEBT, less current portion	3,100	289,656
PENSION AND OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	27,203	25,490
DEFERRED INCOME TAX LIABILITIES	7,628	11,304
OTHER LIABILITIES	3,042	7,039

	474,847	430,975

SHAREHOLDERS' EQUITY:
Preferred stock, 400,000 shares authorized—all series Senior Series E preferred stock, par $0.01—25% cumulative; 41,475 outstanding as of December 31, 2003 and 2004, respectively	1	1
Series A junior preferred stock, par $0.01—14.5% cumulative; 119,752 and 138,018 issued and outstanding as of December 31, 2003 and 2004, respectively	1	1
Series C and Series D junior preferred stock, both par $0.01—14,000 and 42,000 issued and outstanding as of December 31, 2003 and 2004, respectively	—	—
Common stock, par $0.01—20,000,000 shares, authorized and 1,860,464 issued and outstanding shares as of December 31, 2003 and 2004, respectively	19	19
Paid in capital	217,025	185,950
Accumulated deficit	(199,457)	(153,477)
Accumulated other comprehensive loss	(15,589)	(12,725)

Total shareholders' equity	2,000	19,769

TOTAL	$476,847	$450,744

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	2004	2003	2002
	(dollars in thousands, except per share data)
NET SALES	$588,340	$440,009	$411,598
COST OF GOODS SOLD	512,624	368,931	340,103

GROSS PROFIT	75,716	71,078	71,495
OPERATING EXPENSES:
Selling, general and administrative	39,744	38,896	36,673
Loss (gain) on disposition of property, plant and equipment	2,203	(2,600)	—
Severance expense for former CEO	3,460	—	—
Aborted initial public offering expenses	2,908	—	—
Reduction of estimated environmental remediation liability	—	(6,636)	—
Merger Costs	952	—	—

INCOME FROM OPERATIONS	26,449	41,418	34,822
OTHER INCOME (EXPENSE):
Gain on sale of rail asset	—	10,000	—
Interest income	—	496	92
Interest expense	(31,928)	(40,362)	(42,306)
Debt extinguishment costs	(10,655)	(1,803)	—

INCOME (LOSS) BEFORE INCOME TAXES	(16,134)	9,749	(7,392)
INCOME TAX EXPENSE (BENEFIT)	(1,229)	6,248	(1,679)

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(14,905)	3,501	(5,713)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE—NET OF INCOME TAXES	—	—	(3,794)

NET INCOME (LOSS)	(14,905)	3,501	(9,507)
PREFERRED STOCK DIVIDENDS	31,075	17,769	15,267

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(45,980)	$(14,268)	$(24,774)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	2,674,418	2,605,352	2,279,643

NET LOSS PER COMMON SHARE BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$(17.19)	$(5.48)	$(9.20)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE PER COMMON SHARE	—	—	(1.66)

NET LOSS PER COMMON SHARE	$(17.19)	$(5.48)	$(10.86)

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(14,905)	$3,501	$(9,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,681	15,546	15,518
Amortization-deferred financing costs	2,075	4,114	3,541
Debt extinguishment costs	10,655	1,803	—
Subordinated Note interest paid in kind	—	11,860	10,714
Cumulative change in accounting—net	—	—	3,794
Net loss (gain) on fixed asset dispositions	2,203	(2,600)
Gain on sale of rail assets	—	(10,000)	—
Reduction in estimated environmental remediation liability	—	(6,636)	—
Deferred income taxes	(2,552)	9,694	(837)
Changes in certain assets and liabilities:
Accounts receivable	(22,064)	(15,623)	(302)
Inventories	(10,144)	(9,228)	(3,339)
Accounts payable	27,074	12,038	2,290
Other assets and liabilities	(1,339)	(6,623)	1,322

Net cash provided by operating activities	4,684	7,846	23,194

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,075)	(15,044)	(10,242)
Proceeds from the sale of property, plant and equipment	—	6,651	—

Net cash used in investing activities	(9,075)	(8,393)	(10,242)

Cash flows from financing activities:
Net (repayments) borrowings under revolving credit facility	(4,000)	12,000	—
Proceeds from issuance of long-term debt	215,000	—	—
Repayment of long-term debt	(197,389)	(23,939)	(13,984)
Deferred financing fees	(8,070)	(2,599)	(1,162)
Proceeds from issuance of Senior Preferred Stock	—	1,000)	—

Net cash provided by (used in) financing activities	5,541	(13,538)	(15,146)

Net change in cash and cash equivalents	1,150	(14,085)	(2,194)
Cash and cash equivalents, beginning of period	—	14,085	16,279

Cash and cash equivalents, end of period	$1,150	$—	$14,085

Supplemental Disclosures:
Cash paid for:
Interest	$26,174	$24,229	$27,414
Income taxes	3,009	838	231
Non-cash financing activities:
Issuance of senior preferred stock	—	40,475	—
Extinguishment of senior subordinated notes	—	(39,140)	—
Exchange of senior subordinated notes	(100,000)	—	—

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS

	Series A		Series C		Series D		Series E		Total
	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Amount
	(in thousands)
BALANCE—January 1, 2002	90,024	$1		$—	—	$—	—	$—	$1
Shares released from Rabbi Trust
Preferred stock in-kind dividends	13,782
Preferred stock accretion
Net loss
Change in unrealized loss on cash flow hedge—net of tax of $1,179
Minimum pension liability increase—net of tax of $6,525
Total comprehensive loss

BALANCE—December 31, 2002	103,806	1	—		—		—	—	1
Preferred Stock in-kind dividends	15,946
Preferred stock accretion
Net income
Change in unrealized loss on cash flow hedge—net of tax of $353
Minimum pension liability increase—net of tax of $795
Senior preferred stock issuance			14,000		42,000		41,475	1
Total comprehensive loss

BALANCE—December 31, 2003	119,752	1	14,000		42,000		41,475	1	2
Preferred stock in-kind Dividends	18,266
Preferred stock accretion
Net income
Minimum pension liability increase—net of tax of $1,830

BALANCE—December 31, 2004	138,018	$1	14,000	$—	42,000		41,475	$1	$2

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Other	Total
	(in thousands)
BALANCE—January 1, 2002	1,860	$19	$113,095	$(114,435)		$(6,146)	$(2,105)	$(9,571)
Shares released from Rabbi Trust							2,105	2,105
Preferred stock in-kind dividends			13,864	(13,864)
Preferred stock accretion			1,403	(1,403)				—
Net loss				(9,507)				(9,507)
Change in unrealized loss on cash flow hedge—net of tax of $1,179					$1,814	1,814		1,814
Minimum pension liability increase—net of tax of $6,525			—	—	(10,216)	(10,216)	—	(10,216)

Total comprehensive loss					$(8,402)

BALANCE—December 31, 2002	1,860	19	128,362	(139,209)		(14,548)		(25,375)
Preferred Stock in-kind dividends			16,332	(16,332)				—
Preferred stock accretion			1,437	(1,437)				—
Net income				3,501				3,501
Change in unrealized loss on cash flow hedge—net of tax of $353					$529	529		529
Minimum pension liability decrease—net of tax of $795					1,294	1,294		1,294

Senior preferred stock issuance			39,819	—		—		39,820
Total comprehensive loss					$1,823

BALANCE—December 31, 2003	1,860	19	185,950	(153,477)		(12,725)	—	19,769
Preferred stock in-kind dividends			29,602	(29,602)				—
Preferred stock accretion			1,473	(1,473)		—		—
Net income				(14,905)				(14,905)
Minimum pension liability increase—net of tax of $1,830					$(2,864)	(2,864)		(2,864)

Total Comprehensive loss					$(2,864)

BALANCE—December 31, 2004	1,860	$19	$217,025	$(199,457)		$(15,589)	$—	$2,000

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Merger Agreement with Accuride Corporation

        On December 24, 2004, the Company entered into an agreement and plan of Merger with Accuride Corporation ("Accuride") pursuant to which the Company will become a wholly owned subsidiary of Accuride (the "Merger"). On January 31, 2005, the Merger was consummated and the current shareholders of the Company received 33.12% of the common stock of Accuride, with up to an additional 1,933.17 shares of the common stock of Accuride issuable to the Company's shareholders upon the achievement of certain performance goals, in exchange for the Company's Series E, A, C and D Preferred Stock. In connection with the Merger, the Company expensed approximately $1.0 million of professional expenses during the fourth quarter of 2004. See Note 9 for additional discussion regarding the TTI stock conversion.

2. Description of Business

        Transportation Technologies Industries, Inc. and its subsidiaries (the "Company"), formed in October 1991, is a leading manufacturer of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. The Company's operations comprise one operating segment conducted by wholly owned subsidiaries located in North America.

3. Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of Transportation Technologies Industries, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

        Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for inventory valuation, reserve for returns and allowances, valuation of goodwill and intangible assets having indefinite lives, pension and other post retirement benefits, depreciation and amortization.

        Cash and Cash Equivalents—The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

        Allowance for Doubtful Accounts—The Company calculates allowances for estimated losses resulting from the inability of customers to make required payments. The Company assesses the creditworthiness of its customers based on multiple sources of information and analyzes such factors as historical bad debt experience, publicly available information regarding customers and the inherent credit risk related to them, current economic trends and changes in customer payment terms or payment patterns. The Company's calculation is then reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses.

        Inventories—Inventories are stated at the lower of cost or market, the cost being determined principally by the first-in, first-out ("FIFO") method, with the exception of one operating unit where the cost of inventory is determined on the last-in, first-out method ("LIFO"). The Company regularly evaluates the composition and age of inventory to identify slow-moving, excess and obsolete inventories. The method of establishing the reserve is based on evaluating historical experience as well as estimates of future sales. The reserve is adjusted for any expected changes to ensure that the identified slow-moving, excess and obsolete inventories are stated at net realizable value. The provision for such amounts is reflected as a component of cost of sales. Had all inventories been determined on the FIFO method, inventories would have been higher than those reported at December 31, 2004 and 2003 by $5.5 million and $1.6 million, respectively.

        Long-lived Assets—Long-lived assets, including property, plant and equipment, and certain identifiable finite intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indications of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future net cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted and without interest charges) from an asset are estimated to be less than its carrying value. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to the estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        In September 2004, the Company entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company recorded an impairment loss of $2.2 million in the quarter ending June 30, 2004 based upon the anticipated proceeds to be received from the buyer.

        Property, Plant and Equipment—Property, plant and equipment is recorded at cost and depreciated based on the following estimated useful lives: buildings—20 to 40 years; building improvements—10 to 40 years; and machinery and equipment—3 to 12 years. Depreciation is computed using the straight-line method. Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized.

        Goodwill and Other Intangibles—As of January 1, 2002, upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill and intangibles with an indefinite life are no longer amortized. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line method over 40 years, and intangibles with indefinite lives were amortized from 13 to 40 years. The Company's finite-lived acquired intangible assets are amortized on a straight-line method and include the following: patents, 8 years; and non-compete agreements, 4 years. See Note 6 "Goodwill and Other Intangibles."

        Deferred Financing Costs—Deferred financing costs of $8.1 million and $20.1 million at December 31, 2004 and 2003, respectively, relate to the issuance and subsequent amendments to the Company's Credit Facility, Subordinated Notes and Industrial Revenue Bond debt. Deferred financing costs are amortized using the effective interest rate method over the term of the related debt. During 2004, 2003 and 2002, the Company recorded amortization expense of $2.1 million, $3.4 million and $2.7 million as a component of interest expense.

        On January 31, 2005, in conjunction with the Merger, the Company paid in full the outstanding indebtedness of the Senior Credit Facility and the Senior Subordinated Notes. The deferred financing costs relating to this indebtedness are classified within the current assets as of December 31, 2004.

        Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        Environmental Reserves—The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's ongoing operations, the Company is also party to environmental remediation liability. It is the Company's policy to provide and accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers.

        Revenue Recognition—Revenue from product sales is recognized upon shipment whereupon title passes and the Company has no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a percentage of sales based upon management's best estimate of future returns and other claims considering the Company's historical experience. Allowances for estimated returns, discounts, customer rebate programs and pricing adjustments are recognized as a reduction of sales when the related sales are recorded. The allowance for these items is estimated based on various market data, historical trends and information from the Company's customers. Adjustments to the allowances are recorded quarterly based on current estimates available.

        Financial Instruments—All derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. The ineffective portion, if any, of a hedging derivative's change in fair value is immediately recognized in earnings.

        Concentration of Risk—The Company's principal business is the manufacturing and sale of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. Due to the nature of its operations, the Company is subject to significant concentration risks relating to business with four customers in 2004 and 2003. These customers accounted for 20%, 19%, 12% and 11%; and, 17%, 16%, 10% and 10% of accounts receivable at December 31, 2004 and 2003, respectively. The Company also has concentrations of labor subject to collective bargaining arrangements. The percentage of the Company's labor force covered by a collective bargaining agreement is 43% at December 31, 2004.

        Recently Issued Accounting Pronouncements—On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and

Hedging Activities. The statement amends and clarifies derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 was effective for us on a prospective basis for contracts entered into or modified and for hedging relationships designated for fiscal periods beginning after September 30, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all financial instruments in the first interim period beginning after September 15, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

        On December 24, 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. This statement had, and is expected to have, no effect on our consolidated financial statements.

        In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement benefits—an amendment of FASB Statements No. 87, 88 and 106". The Company has adopted the disclosure only provisions of the revised statement for the year ending December 31, 2004.

        In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare part D. Financial Accounting Standards Board, or FASB, Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires presently-enacted changes in relevant laws to be considered in current period measurements of post-retirement benefit costs and the accumulated post-retirement benefit obligation. In May 2004, the FASB issued Staff Position No. 106-2, or FAS 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. FAS 106-2 was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on our financial position or results of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The Statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The Company will be required to apply Statement 123(R) as of the first interim period that begins after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, "Accounting for Income Taxes", to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

4. Detail of Certain Assets and Liabilities

        The details of certain assets and liabilities as of December 31, follows:

	2004	2003
	(in thousands)
Inventory:
Raw materials	$26,475	$19,692
Work-in-progress	15,633	14,013
Finished goods	17,823	12,242
LIFO Adjustment	(5,473)	(1,633)

	$54,458	$44,314

Property, plant and equipment:
Land	$3,717	$3,717
Buildings and improvements	33,616	33,053
Machinery and equipment	154,908	145,055
Construction in progress	5,509	5,843

	197,750	187,668
Less accumulated depreciation	113,283	100,254

Property, plant and equipment—net	$84,467	$87,414

Other current liabilities:
Accrued workers' compensation	$5,409	$5,037
Current portion of post-retirement medical and pension benefit reserve	4,884	4,988
Other	15,714	8,921

Total other current liabilities	$26,007	$18,946

Other long-term liabilities:
Environmental reserves	$2,662	$2,850
Other	380	4,189

Total other long-term liabilities	$3,042	$7,039

5. Valuation and Qualifying Accounts

        A summary of changes in valuation and qualifying accounts for the years ended December 31, follow:

	2004	2003
	(in thousands)
Allowance for doubtful accounts
Balance—beginning of year	$767	$1,058
Provision for doubtful accounts	546	442
Net write-offs	(410)	(733)

Balance—end of year	$903	$767

Reserve for excess and obsolete inventory
Balance—beginning of year	$576	$531
Provision	187	100
Net write-offs	(30)	(55)

Balance—end of year	$733	$576

Reserve for LIFO inventory valuation:
Balance—beginning of year	$1,633	$1,490
Provision	3,840	143

Balance—end of year	$5,473	$1,633

6. Goodwill and Intangibles Assets

        Effective January 1, 2002, the Company adopted SFAS No. 142. This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach.

        As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge in 2002 of $6.2 million ($3.8 million net of tax), presented as a cumulative effect of accounting change. Upon its adoption of SFAS No. 142, the Company determined that it has five reporting units. The $6.2 million impairment recognized related to the Company's Imperial Group reporting unit due to the decline in its operational performance since its acquisition in 1999.

        The Company selected December 31 as its annual testing date. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. The Company estimates the fair values of the related operations using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate derived from the Company's market capitalization plus a suitable control premium at the date of evaluation. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. As a result of the Company's assessment as of December 31, 2004, no impairment was indicated and no impairment triggers have been identified.

        The Company has determined that certain of its trademarks and technology have indefinite lives. The Company's determination has been made in accordance with paragraph 11 of SFAS No. 142 based on its conclusion that at present there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of such assets. The amounts tied to trademarks are primarily attributable to the Company's Gunite and Brillion brand names. Each such name has been widely known and respected in its respective markets since the early 1900s, and the Company believes that they will continue to be widely known and respected indefinitely into the future. Gunite and Brillion products are two of the leading North American names in their respective product categories and the Company continues to expand the Gunite and Brillion product portfolios. The Company may continue to renew their legal status at minimal cost, and there are no contractual restrictions on use. Finally, the competitiveness of such companies in their respective markets has been, and the Company believes will continue to be, widely accepted with the Gunite and Brillion names representing such competitiveness. The technology with an indefinite life is primarily attributable to Gunite. The technology to manufacture Gunite's wheel-end products has proven to be a leading technology for between 10 to 20 years. Such technology is expected to continue to contribute cash flows to the Company's business for an indefinite period of time due to the related products' life cycles and market and competitive trends. Such technology presently has no legal, regulatory or contractual limitations on use, and is expected to continue to enable Gunite to retain a leading position in its market.

        The detail of intangible assets as of December 31, follows:

	2004		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Finite-lived intangible assets:
Patents	$5,878	$3,519	$5,878	$3,182
Non-compete agreements	2,550	2,550	2,550	2,476
Pension assets	1,241	—	1,383	—

Total finite-lived intangible assets	$9,669	$6,069	$9,811	$5,658

Indefinite-lived intangible assets:
Trademarks	$22,570	—	$22,570	—
Technologies	15,525	—	15,525	—

Total indefinite-lived intangible assets	$38,095	—	$38,095	—

        Amortization expense recognized in connection with the Company's finite-lived intangible assets was $0.4 million, $0.5 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company expects amortization expense to be approximately $0.3 million for each of the next four years.

7. Debt

        Total debt as of December 31, consists of the following:

	2004	2003
	(in thousands)
Credit facility:
Revolving loans	$8,000	$12,000
Term loans	214,138	175,601
Senior subordinated notes—net discount of $— and $2,498	100,000	118,428
Industrial revenue bonds	3,100	3,100

Total debt	325,238	309,129
Less current maturities	322,138	19,473

Total long-term debt	$3,100	$289,656

        Credit Facility—On March 16, 2004, the Company entered into a new Senior Credit Facility consisting of a five-year $50.0 million first lien revolving credit facility, a five-year $115.0 million first lien term loan facility and a five- year $100.0 million second lien term loan facility. The first lien term loan facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being repaid in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The second lien term loan facility has no amortization until maturity. Subject to certain exceptions, the Company will be required to make mandatory repayments of and corresponding reductions under the first lien term loan facility (and after the first lien facilities have been repaid in full, the second lien term loan facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) proceeds of equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow. The new Senior Credit Facility (the "Credit Facility") also contains financial covenant requirements to maintain certain levels of interest and fixed charge coverage, debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined by the agreement, and to limit capital expenditures. As of December 31, 2004, the Company was in default of certain financial performance covenants under the Credit Facility agreement. The Company cured the default on January 31 2005, in conjunction with the Merger as the Company paid in full the outstanding indebtedness of the Senior Credit Facility and the Senior Subordinated Notes. Accordingly, the Senior Credit Facility and the Senior Subordinated Notes are classified as current maturities of long term debt as of December 31, 2004.

        Borrowings bear interest at a rate equal to, at the Company's option, the following: first lien revolver facility, LIBOR plus 3.00% or Prime Rate plus 2.00%, first lien term loan, LIBOR plus 3.75% or Prime Rate plus 2.75%, and second lien term loan, LIBOR plus 7.0% or Prime Rate plus 6.0%, with a LIBOR floor of 1.75%. The Company also pays the lenders a commitment fee equal to 0.50% per annum of the undrawn portion of each lender's commitment. The new Senior Credit Facility imposes certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, and merge or consolidate. All obligations under our new Senior Credit Facility are jointly and severally guaranteed by all of our direct and indirect domestic subsidiaries.

        As a result of entering into a new Senior Credit Facility, the requirement to pay 50% of interest due on the Senior Subordinated Notes in 2004 by issuing additional Senior Subordinated Notes was eliminated.

        The Company used $20.9 million of the proceeds from the new credit facility to repay Senior Subordinated Notes. The remaining Senior Subordinated Notes were amended to extend the maturity until September 30, 2009. The Company paid $7.0 million in financing costs and recorded a $5.6 million non-cash debt extinguishment in connection with the new Senior Credit Facility.

        Availability under the Revolving Facility at December 31, 2004, after consideration of $8.0 million drawn and $18.7 million in outstanding letters of credit, was $23.3 million.

        On January 31, 2005 the then outstanding balances of the Credit Facility were repaid in full in connection with the Merger.

        Senior Subordinated Notes—On May 21, 2004, the Company exchanged its outstanding $100.0 million aggregate principal amount of old 15.0% senior subordinated notes due September 30, 2009 for $100.0 million principal amount of new senior subordinated exchange notes ("New Notes"). The New Notes are due on March 31, 2010. The New Notes had an interest rate of 12.5% per annum through December 7, 2004. As a result of the Company not exchanging the New Notes for substantially equivalent notes that have been registered under the Securities Act by that date, the interest rate was increased to 13.0% from December 8, 2004 until the New Notes were defeased on January 31, 2005, in connection with the Merger.

        Such New Notes are guaranteed on an unsecured, senior subordinated basis by each of the Company's present and future restricted subsidiaries (excluding the Company's restricted subsidiaries that have neither assets nor shareholders' equity in excess of $1.0 million and all of the Company's foreign restricted subsidiaries). The New Notes are subordinated to all of the Company's senior debt and contain cross-default provisions. The New Notes are subject to optional redemption by the Company, in whole or in part, prior to maturity at the Company's option at a premium declining to par in 2008. Upon the occurrence of a change in control, the Company is required to offer to repurchase the new notes at a price equal to 101% of the principal amount thereof plus accrued interest. The Company will pay interest on the new notes in cash twice a year on each March 31 and September 30, provided that the Company may at its option pay up to one-half of the September 30, 2004 interest payment through the issuance of additional notes. The Company did not receive any proceeds as a result of the exchange. The Company paid $0.8 million in financing costs and recorded a $5.1 million non-cash debt extinguishment charge in connection with the New Notes.

        On December 19, 2003, the Company amended the terms of its Senior Subordinated Notes to permit the Company to issue $41.5 million of new Senior Preferred Stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. Concurrently, certain existing shareholders of the Company, including members of management, acquired $40.0 million in face value of the Senior Subordinated Notes. These Senior Subordinated Notes were extinguished on the same date in exchange for $40.0 million of newly issued Senior Preferred Stock (see Note 8). The exchange was valued at the estimated fair value of the Senior Preferred Stock. The loss on the extinguishment of $1.8 million was determined as the difference between the fair value of the Senior Preferred Stock and the carrying value of the exchanged Senior Subordinated Notes and related debt issuance costs.

        In 2003 and 2002, 50% of interest payments were mandatorily paid through the issuance of additional senior subordinated notes with the same terms. These amounts are included in the cash flow statement as Senior Subordinated Note Interest Paid-in-Kind. The Senior Subordinated Notes are

unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness.

        Prior to the exchange, the Senior Subordinated Notes were carried net of a discount ($6.0 million at inception) representing the value assigned to warrants to purchase the Company's common stock that were issued to the issuers of the Senior Subordinated Notes. Such discounts were being accreted to interest expense through the maturity date of the notes.

        Industrial Revenue Bonds—On April 1, 1999, the Company, through its wholly owned seating system subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (2.23% as of December 31, 2004) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under this provision, the Company would either refinance such bonds with additional borrowings under the Revolving Credit Facility or use available cash on hand.

        Debt maturities as of December 31, 2004, are as follows:

Year Ended	Revolving Facility	Term Loans	Industrial Revenue Bonds	Senior Subordinated Notes	Total
	(in thousands)
2005	$8,000	$214,138	$—	$100,000	$322,138
2006	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—	—
Thereafter	—	—	3,100	—	3,100

	$8,000	$214,138	$3,100	$100,000	325,238

Less current maturities					(322,138)

Total					$3,100

8. Derivative Financial Instruments

        The Company uses derivative financial instruments to manage interest rate risk. The Company does not enter into derivative financial instruments for trading purposes. The Company uses interest rate swap agreements and interest rate caps as a part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

        When entered into, these financial instruments are designated as hedges of underlying exposures. When a high correlation between the hedging instrument and the underlying exposure being hedged exists, fluctuations in the value of the instruments are offset by changes in the value of the underlying exposures. As the critical terms of the swaps are designed to match those of the underlying hedged debt, the change in fair value of the swaps is offset by changes in fair value recorded on the hedged debt and no hedge ineffectiveness was recorded in connection with the Company's derivative instruments.

        The estimated fair values of derivatives used to hedge or modify risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedging transactions and to the overall reduction in our exposure to adverse fluctuations in interest rates. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure from our use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates. At December 31, 2004, the Company has an interest rate cap on $59.0 million of senior credit facility at a fixed LIBOR rate of 3% which expires on March 16, 2005.

9. Shareholders' Equity

        Common and Preferred Stock    The Company authorized 20,000,000 shares of common stock (voting) and 1,000,000 shares of Preferred Stock.

        On December 19, 2003, the Company issued $41.5 million of Series E Senior Preferred Stock ("Senior Preferred Stock") to affiliates of Trimaran Capital Partners and Albion Alliance, as well as to several members of management, with dividends that accrete at 25% per annum, in a private placement in exchange for the retirement of $40.0 million of Senior Subordinated Notes, the payment of $1.0 million in cash and $0.5 million of accrued interest due on the Senior Subordinated Notes retired. The Company paid $1.7 million in fees related to the issuance of the Preferred Stock that were recorded as an offset to Additional Paid-in Capital. In December 2003, no compensation expense was recorded with the issuance of the Senior Preferred Stock as it was determined that the enterprise value of the Company was less than the total debt and preferred equity.

        Upon issuance, there were 41,475 shares of Senior Preferred Stock, representing $41.5 million in aggregate liquidation preference. The Senior Preferred Stock ranks, as to dividends and liquidation, ahead of the Company's Series A, Series C and Series D Preferred Stock and the common stock, and is entitled to a liquidation preference of $1,000 per share. The Senior Preferred Stock is entitled to cumulative annual dividends, in the form of additional Senior Preferred Stock, that are payable semiannually in arrears at the rate of 25.0% per annum. The Senior Preferred Stock is redeemable by the Company at any time. The holders of the Senior Preferred Stock are entitled to a declining early redemption fee if the stock is redeemed prior to December 31, 2010.

        As of the date of the signing of the merger agreement, the Series E Preferred Stock had a liquidation value of $41.5 million plus $11.2 million of accrued dividends. The Series E Preferred Stock was also entitled to a redemption premium of $18.75%, making the total value owed to the Series E holders equal to $62.6 million, or $1,508.94 per Series E share. Upon consummation of the Merger, in accordance with the terms of the Merger, the per share amount was revised to $1,411.64 as a result of the Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the Merger, each Series E share was exchanged into 0.151 Accuride shares, or a total of 6,042.26 Accuride shares in total (after cash payment of $2.1 million to the non-accredited Company shareholders).

        The Series A Preferred Stock was issued to affiliates of Trimaran Capital Partners, Albion Alliance and Caravelle Investment Fund in March 2000 upon completion of the acquisition of the Company by its current stockholders. Upon issuance, there were 70,000 shares of Series A Junior Preferred Stock, representing $70.0 million in aggregate liquidation preference. Since that time, because dividends on the Series A Junior Preferred Stock have been paid in additional shares rather than in cash, an additional 59,307 shares of Series A Junior Preferred Stock have been issued. The Series A Junior

Preferred Stock, which ranks in parity with the Series C Preferred Stock and senior to the Series D Preferred Stock and junior to the Senior Preferred Stock, is entitled to cumulative annual dividends that are payable quarterly in arrears at the rate of 14.5% per annum in the form of additional Series A Junior Preferred Stock until the March 15, 2005 payment, at which time the dividends become payable in cash and, if not paid in cash, they would be payable in additional Series A Junior Preferred Stock but at the rate of 16.5%, and after three consecutive quarters of non-payment in cash entitle the holders of the Series A Junior Preferred Stock to members on the Board of Directors equal to the lesser of two members or 20% of the Board. The Company has the option to redeem the Series A Preferred Stock at any time. If redeemed prior to March 9, 2010, the holders of the Series A Junior Preferred Stock are also entitled to a declining redemption fee.

        The Series C Preferred Stock was issued in December 2003 simultaneously with the issuance of the Series E Preferred Stock and Series D Preferred Stock and was issued to members of our management and certain other holders of the Company's common stock for the payment of $0.10 per share (or an aggregate of $140), and such members and holders agreed, as a condition to receiving the Series C Preferred Stock, to transfer an aggregate 80,233 shares of common stock to the holders of the Company's Series A Preferred Stock as consideration for their consenting to permit the Series C Preferred Stock to rank pari passu with the Series A Preferred Stock. There are 14,000 shares of Series C Preferred Stock issued, representing a maximum $16.5 million in liquidation preference. The Series D Preferred Stock was issued in December 2003 to the holders of the Company's Series A Preferred Stock and an institutional warrant holder simultaneously with the issuance of the Series E Preferred Stock and Series C Preferred Stock for the payment of $0.10 per share. There are 42,000 shares of Series D Preferred Stock issued, representing a maximum $49.5 million in liquidation preference. The Series C Preferred Stock and the Series D Preferred Stock are not entitled to dividends and are redeemable only in the event of certain significant equity sale or debt refinancing transactions.

        The Series A, C and D Preferred Stock were entitled to some percentage of the residual equity amount as of the date of the signing of the merger agreement, defined as the total common equity value of the Company, less the value attributable to the Company's existing common shares per the merger agreement. To determine the percentage of such equity amount to be paid to the Series C Preferred Stock, it is necessary to calculate a ratio of the following: the residual equity amount defined above, divided by the sum of the accreted value of the Company's Series A Preferred Stock as of the date of the signing of the merger agreement (plus a premium of 9.67%) and the maximum liquidation preference of the Series C Preferred Stock ($16.5 million). Such ratio is then multiplied by the maximum liquidation preference of the Series C Preferred Stock to determine the exchange value of such stock. Although the Series A Preferred Stock and Series C Preferred Stock rank pari passu with one another, the Series A Preferred Stock has a contractual liquidation preference of $70.0 million before any amounts may be paid on the Series C Preferred Stock. As a result, the ratio is zero if there is not at least $70.0 million of residual equity value as of the date of the initial public offering. Once $70 million of value is achieved for the Series A holders, the Series C Preferred Stock is entitled to receive all of the incremental value until the value that would be evidenced by the exchange ratio calculated above. As of the date of the signing of the merger agreement, such exchange value was calculated to be $4.3 million for the Series C Preferred Stock, or $307.68 per Series C share. Upon consummation of the merger based on the terms of the Merger, the per share amount was revised to $287.84 as a result of the Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the Merger, each Series C share was exchanged into 0.031 Accuride shares, or 422.45

Accuride shares in total (after cash payment of $0.1 million to the non-accredited Company shareholders).

        The exchange value of the Series A Preferred Stock is the lesser of the subtraction of the Series C Preferred Stock exchange value using the methodology described above from the residual equity amount calculated above and the sum of the accreted value of the Series A Preferred Stock as of the date of the initial public offering plus a premium of 9.67%. As of the date of the signing of the merger agreement, such exchange value was calculated to be $70.0 million for the Series A Preferred Stock, or $505.80 per Series A share. Upon consummation of the merger, in accordance with the terms of the Merger, the per share amount was revised to $473.19 as a result of the Company's failure to achieve a required level of EBITDA. Therefore, upon consummation of the merger, each Series A share exchanged into 0.051 Accuride shares, or 7,008.83, Accuride shares in total.

        To determine the exchange value of the Series D Preferred Stock, it is necessary to subtract the Series A and C Preferred Stock exchange values calculated above from the residual equity amount calculated above. Such exchange value is then divided by the value per share of Accuride stock to determine the total number of shares for which the Series D Preferred Stock is exchangeable. Based on the terms of the Merger, there was no residual equity value available for the Series D Preferred Stock, and it is therefore cancelable in accordance with its terms. However, each share of Series D Preferred Stock received a nominal value of $0.10 per Series D Share, which was exchanged into 0.42 Accuride shares in total.

        Warrants and Options    As of December 31, 2004, certain of the Company's common and preferred shareholders held warrants to purchase 813,953 shares of common stock at $0.01 per share.

        In conjunction with the Company's going-private transaction in 2000, the Company entered into an agreement with its old senior subordinated noteholders that provided the holders warrants for up to 20% of the common equity if the Company was unable to repay the old senior subordinated notes by specified dates. These warrants for 348,837 shares of common stock at an exercise price of $0.01 per share were issued to the purchasers in the third quarter of 2000 through the first quarter of 2001. These warrants are exercisable for a period of ten years from the original issuance date. As disclosed in Note 9, the warrants were valued at $6.0 million. This value was based on $30.0 million of common equity value of the Company at the time of the going-private transaction.

        On February 28, 2001, certain of its common shareholders invested $10.0 million in the Company in exchange for 465,116 shares of common stock, warrants for 100,000 shares at a conversion price of $21.50 per share, and contingent warrants for an additional 465,116 shares at $0.01 per share. The warrants for 100,000 shares were exercisable immediately and for a period of nine years. The 465,116 contingent warrants became exercisable ratably at the end of each of the five fiscal quarters of the Company, beginning with the fiscal quarter ending September 30, 2002, as the leverage improvement requirements were not met by the Company. No value was attributed to the 465,116 contingent warrants because the common stock of the Company was deemed to have minimal value during the period over which these warrants were issued as the enterprise value of the Company was insufficient to provide value to the common equity holders. This determination was made because the enterprise value of the Company was less than the total debt and preferred equity, which had liquidation preference to the common stock of approximately $460.0 million. Therefore, no compensation expense was recorded related to these contingent warrants, as the warrants were deemed worthless.

        At the date of issuance, the fair market value of the 100,000 warrants was deemed to be less than the $21.50 per share exercise price as supported by the $21.50 per share of cash consideration paid for the common stock as part of that transaction.

        As of December 31, 2004, a key member of management held options to purchase 10,000 shares of the Company's common stock at a price equal to $10.75 per share.

        All warrants and options of the Company were deemed to have no value at the time of the Merger and were cancelled at that time.

        Common Equity    Based on the terms of the TTI merger, there was no residual equity value available for the common stock, however, the holders of TTI's common stock received $0.01 per share, which was exchanged into 1.98 Accuride shares in total as of January 31, 2005.

10. Earnings Per Share

        Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Weighted average common shares of 2,674,418, 2,605,352 and 2,279,643 are used to calculate basic earnings (loss) per share as of December 31, 2004, 2003 and 2002, respectively. These weighted average common shares include weighted average common stock equivalents issuable for minimal cash consideration of 813,953, 744,877 and 419,178 as of December 31, 2004, 2003 and 2002, respectively. Diluted earnings (loss) per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Common stock equivalents for 110,000 shares with exercise prices ranging from $10.75 to $21.50 per share were outstanding at December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share. Common stock equivalents have been excluded from the calculation of diluted weighted average shares outstanding, as they would be antidilutive.

11. Employee Benefit Plans

        Pension Benefits—Certain of the Company's subsidiaries have qualified defined benefit plans covering a majority of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

        Certain of the pension obligations of the Company's former freight car operations were retained by the Company. Benefits under such plans were frozen as of the sale date.

        Post-retirement Benefits—The Company provides health care benefits and life insurance for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

        The Company uses December 31 as the measurement date for determining pension plan assets and obligations. For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 decreasing gradually to an ultimate rate of 5% by the year 2008 and remains at that level thereafter.

        The Company does not offer any other significant post-retirement benefits. The following table sets forth the plans' funded status.

	2004		2003
	Pension	Post-retirement	Pension	Post-retirement
	(in thousands)
Change in benefit obligation:
Benefit obligations—beginning of year	$59,398	$36,716	$57,472	$29,804
Service cost	618	622	521	499
Interest cost	3,624	2,245	3,609	2,162
Plan amendment	—	215	37	—
Plan curtailment	—	—	—	—
Actuarial loss	5,505	9,952	1,312	6,528
Benefits paid	(3,330)	(3,141)	(3,553)	(2,277)

Benefit obligations—end of year	$65,815	$46,609	$59,398	$36,716

Change in plan assets:
Fair value of plan assets—beginning of year	$46,021	$—	$36,047	$—
Actual return on plan assets	4,143	—	7,036	—
Employer contribution	4,604	3,142	6,491	2,277
Benefits paid	(3,330)	(3,142)	(3,553)	(2,277)

Fair value of plan assets—end of year	$51,438	$—	$46,021	$—

Benefit obligations in excess of plan assets	$(14,377)	$(46,609)	$(13,376)	$(36,716)
Unrecognized net loss	25,570	33,065	20,876	24,484
Unrecognized prior service cost	1,241	(4,186)	1,383	(4,870)

Net amount recognized	$12,434	$(17,730)	$8,883	$(17,102)

Recognized in balance sheet:
Accrued benefit obligation	$(14,377)	$(17,730)	$(13,376)	$(17,102)
Intangible asset	1,241	—	1,383	—
Accumulated other comprehensive loss	25,570	—	20,876	—

Net amount recognized	$12,434	$(17,730)	$8,883	$(17,102)

Weighted-average assumptions:
Discount rate	5.75%	5.75%	6.25%	6.25%
Expected return on plan assets	8.50%	—	9.00%	—
Rate of compensation increase	N/A	N/A	N/A	N/A
Service cost	$618	$622	$521	$499
Interest cost	3,624	2,245	3,609	2,162
Expected return on plan assets	(4,250)	—	(4,202)	—
Amortization of unrecognized net loss	919	1,371	568	1,277
Prior service cost	142	(468)	141	(490)

Net periodic benefit cost	$1,053	$3,770	$637	$3,448

        The accumulated benefit obligation for all defined pension plans was $65.8 million and $59.4 million at December 31, 2004 and 2003, respectively.

	2004	2003
	(in thousands)
Projected benefit obligation	$65,815	$59,397
Accumulated benefit obligation	65,815	59,397
Fair value of plan assets	51,438	46,021

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	2004
	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(in thousands)
Effect on total of service and interest cost	$534	$(480)
Effect on post-retirement benefit obligation	6,042	(5,438)

        Plan Assets—The Company has appointed a non-affiliated third party professional investment advisor to manage the domestic pension plan assets. The plan's overall investment objective is to provide a long-term return that, along with Company contributions, is expected to meet future benefit payment requirements. A long-term horizon has been adopted in establishing investment policy such that the likelihood and duration of investment losses are carefully weighed against the long-term potential for appreciation of assets. The plan's investment policy requires investments to be diversified across individual securities, industries, market capitalization and valuation characteristics. In addition, various techniques are utilized to monitor, measure and manage risk.

        The Company's pension plan weighted average asset allocations by asset category, are as follows at December 31:

	2004	2003
Equity Securities	62%	57%
Debt Securities	38%	43%
Other	—	—

Total	100%	100%

        To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets used in 2004 and 9.0% in 2003.

        The Company expects to contribute $2.4 million to its pension plans and to pay $2.5 million in post-retirement benefits in 2005.

        Expected Future Benefit Payments—The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Other Benefits	Pension Benefits
	(in thousands)
2005	$3,615	$2,532
2006	3,613	2,491
2007	3,627	2,661
2008	3,610	2,796
2009	3,615	2,902
Years 2010-2014	18,615	15,737

        The Company does not believe the Merger will affect the expected benefits to be paid.

        Defined Contribution Plans—Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $2.6 million for the year ended December 31, 2004 and $2.5 million for each of the years ended December 31, 2003 and 2002.

12. Income Taxes

        The income taxes provision (benefit) for the years ended December 31, consists of the following:

	2004	2003	2002
	(in thousands)
Current tax provision (benefit):
Federal	$(889)	$(4,138)	$(559)
State	2,212	692	(283)

Total current tax provision (benefit)	1,323	(3,446)	(842)
Deferred tax provision (benefit)	(2,552)	9,694	(837)

Income tax provision (benefit)	$(1,229)	$6,248	$(1,679)

        The income tax provision (benefit) for the years ended December 31, differs from the amounts computed by applying the federal statutory rate as follows:

	2004	2003	2002
Income taxes at federal statutory rate	(35.0)%	35.0%	(35.0)%
State income taxes—net of federal benefit	(3.3)	(2.4)	(5.6)
Gain on senior subordinated debt exchange	—	34.2	—
Other permanent items	0.7	1.1	—
Write-off of tax benefit from rabbi trust shares	—	—	14.0
Goodwill adjustment	4.3	—	—
Increase in federal and state tax reserves	1.2	—	—
Increase in valuation and other adjustments—net	24.5	(3.8)	3.9

Effective income tax rate	(7.6)%	64.1%	(22.7)%

        Components of deferred tax benefits (obligations) consist of the following at December 31:

	2004	2003
	(in thousands)
Tax credit carryforwards	$18,418	$13,938
Post-retirement medical and pension benefit reserves	12,280	10,374
Restructuring reserve	603	2,381
Environmental reserve	1,228	1,226
Vacation reserve	2,023	1,810
Accrued workers' compensation reserve	2,115	1,975
Other	5,407	3,900

Total Benefits	$42,074	$35,604

Property, plant and equipment	$(15,574)	$(15,773)
Trademarks and technologies	(15,661)	(15,702)
Inventories	(2,940)	(2,328)
Other	(4,929)	(2,913)

Total Obligations	$(39,104)	$(36,716)

Net deferred tax benefits (obligations)	$2,970	$(1,112)
Less valuation allowance	(3,200)	(3,500)

Total deferred taxes	$(230)	$(4,612)

        In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting purposes. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, is classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards, which exist at December 31, 2004, consist of certain federal and state tax net operating loss and credit carryforwards.

        The Company's federal and state income tax returns are subject to review by the relevant tax authorities. While the Company believes the positions it takes in its returns are reasonable and appropriate, it is likely that the tax authorities will challenge certain deductions and positions claimed in these returns. The Company has established reserves of $3.9 million and $3.7 million in 2004 and 2003, respectively, which it considers adequate to cover any asserted liability.

        As of December 31, 2004, the Company has net operating loss carryforwards of $41.9 million available to offset future taxable income, resulting in a deferred tax asset of $14.9 million. Additionally, the Company has approximately $52.3 million of state net operating losses ("NOLs") available to offset future taxable income, resulting in a deferred tax benefit of $3.5 million. However, due to the uncertainty of the Company's ability to utilize the state NOLs in the future, a valuation reserve of $3.2 million has been recorded against this deferred tax asset.

        IRC Section 382 imposes a limitation on the future utilization of NOLs if a greater than 50% ownership change occurs. Due to the Merger on January 31, 2005, an annual limitation will be imposed on the utilization of the NOLs based on the value of the Company at the date of the ownership change times the long-term tax-exempt rate at the time of the change. The federal NOLs are scheduled to expire in the tax years ending December 31, 2020 through December 31, 2023. The state NOLs are scheduled to expire in the tax years ending December 31, 2010 through December 31, 2023.

13. Product Warranties

        The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

        Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date in other current liabilities reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded for the years ended December 31:

	December 31
	2004	2003	2002
	(in thousands)
Balance—beginning of year	$843	$917	$851
Provision for new warranties	1,126	1,131	1,296
Payments	(1,102)	(1,205)	(1,230)

Balance—end of year	$867	$843	$917

14. Environmental Matters

        The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes. Such matters include certain situations in which the Company has been named or is believed to be a Potentially Responsible Party ("PRP") in the contamination of the sites (primarily nine off-site locations related to the Company's wheel-end and truck and industrial components operations). Additionally, environmental remediation may be required at certain of the Company's facilities at which soil and groundwater contamination has been identified.

        The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at many of the above-mentioned sites. As a result of a private party settlement of litigation with a prior owner of the Company's wheel end subsidiary, the Company will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from the wheel-end subsidiary's waste disposal prior to September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company has pursued indemnification claims but there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition that would not in any event be covered by indemnification by prior owners.

        As a result of on-going monitoring activities and progress with environmental regulatory bodies, the Company commissioned detailed studies of its environmental exposures during 2003. Based on the results of these studies, the Company decreased its estimated environmental remediation liabilities by $6.6 million, resulting in a $3.0 million reserve balance at December 31, 2003. As of December 31, 2004, the Company has a $2.8 million environmental reserve. The reserve is based on current cost estimates and does not reduce estimated expenditures to net present value.

        The Company currently anticipates spending approximately $0.2 million per year in 2005 through 2009 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. Based on all of the information presently available to it, the Company believes that its environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, the discovery of additional sites, the modification of existing laws or regulations or the imposition of joint and several liability under CERCLA could result in such a material adverse effect.

15. Commitments and Contingencies

        The Company leases certain real property and equipment under long-term leases expiring at various dates through 2015. The leases generally contain specific renewal or purchase options at the then fair market value. Future minimum lease payments at December 31, 2004 are as follows:

Operating Leases
(in thousands)
2005	$4,655
2006	3,361
2007	2,838
2008	2,212
2009	1,424
Thereafter	5,553

Total minimum lease payments	$20,043

        While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments. Total rental expense for the year was $6.7 million.

        On October 30, 2003, the Company sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million and a mandatory prepayment of senior credit facility term loans of $5.3 million.

        The Company is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

16. Operating Segment and Concentration of Sales

        The Company consists of five operating units that manufacture and sell a diversified product mix to the heavy- and medium-duty truck industry within North America. These operating units are aggregated into a single reporting segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. The Company believes this segmentation is appropriate based upon management's operating decisions and performance assessment.

        Major Customers—The Company's net sales in the aggregate to its four largest customers during 2004, 2003 and 2002 were 62.1%, 58.8% and 58.2% of total net sales in these periods, respectively. One customer accounted for 24.5%, 22.5% and 23.3% of total net sales in 2004, 2003 and 2002, respectively.

  Product Information—Net Sales

        Net sales for the Company's key products and brands are as follows for the years ended December 31:

	2004	2003	2002
	(in thousands)
Wheel-end components and assemblies	$261,607	$198,627	$172,948
Truck body and chassis parts	123,571	88,607	87,438
Industrial components and farm implements	97,203	80,900	73,627
Seating assemblies	61,705	43,877	43,649
Other truck components	44,254	27,998	33,936

Total	$588,340	$440,009	$411,598

17. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable, debt and interest rate swaps.

        The carrying amounts for cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term nature of these instruments. At December 31, 2004, the fair value of senior debt approximated $225.2 million.. The fair market value of the senior subordinated notes approximated $102.0 million.

        The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay to terminate the agreements at the reporting date, taking into account current interest rates and the market expectation for future interest rates. The Company has entered into interest-rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps were designated as cash flow hedges of the Company's variable rate debt. During 2004, 2003, and 2002 no ineffectiveness was recognized in the statement of operations on these hedges.

18. Aborted IPO Costs, CEO Severance and Merger Costs

        On August 11, 2004, the Company postponed its initial public offering of common stock. As of September 30, 2004, the Company had $2.9 million of capitalized costs. The 90 day postponement period as defined by the SEC in SAB Topic 5-A expired on November 9, 2004, consequently for purposes of recognition of the initial public offering expenses the Company considered the initial public offering aborted and in November 2004 expensed the $2.9 million of capitalized costs.

        On August 15, 2004, the Company's President, Andrew M. Weller, succeeded Thomas M. Begel as the Company's Chief Executive Officer. This event resulted in the termination of Mr. Begel's employment agreement and a related charge of $3.5 million which was recorded in the third quarter of 2004

        In connection with the Merger, the Company expensed approximately $1.0 million during the fourth quarter of 2004.

19. Gain on Sale of Rail Assets

        In 2001, the Company sold its minority equity interest in its former rail car operations ("Rail Assets") to certain of its common shareholders for $15.0 million. As a part of the sale of the Rail Assets, the purchasers obtained the unconditional right to sell up to two-thirds of such assets back to the Company through December 31, 2003, in exchange for up to 465,116 shares of common stock at $21.50 per share and up to 465,116 warrants to purchase common stock at $0.01 per share (the "Put Rights"). As a result of the contingent nature of the Rail Asset sale, the Company had deferred recognition of two-thirds of the related gain until the Put Rights expired in December 2003, resulting in recognition of the remaining $10 million gain during the year ended December 31, 2003.

20. Quarterly Results of Operations (unaudited)

        Unaudited quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)
2004
Net sales	$134,780	$144,788	$155,742	$153,030
Gross profit	20,864	22,515	19,386	12,951
Net income available to common shareholders	(10,028)	(8,559)	(8,518)	(18,875)
Diluted earnings (loss) per share	$(3.75)	$(3.20)	$(3.18)	$(7.06)
2003
Net sales	$104,756	$112,550	$111,002	$111,701
Gross profit	16,969	18,997	18,027	17,085
Net income available to common shareholders	(6,040)	(4,789)	(5,636)	2,197
Diluted earnings (loss) per share	$(2.43)	$(1.86)	$(2.11)	$0.82
2002
Net sales	$99,389	$110,252	$109,698	$92,259
Gross profit	17,661	21,495	19,423	12,916
Net income available to common shareholders	(8,189)	(3,060)	(3,840)	(9,685)
Diluted earnings (loss) per share	$(3.71)	$(1.39)	$(1.67)	$(4.04)

21. Related Party Transactions

        The Company is a party to a monitoring agreement with Transportation Investment Partners, L.L.C., Caravelle Advisors Investment Fund, L.L.C., Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P. (the "Monitors"), under which the Monitors have agreed to provide the Company with ongoing monitoring services in exchange for an annual aggregate monitoring fee of up to $1.25 million (the "original monitoring fee"). The Company has also agreed to pay the Monitors annual aggregate director and observer fees of up to $0.3 million in consideration for the Monitors (and certain of their affiliates) providing their nominee and/or observers to our board of directors and have further agreed to pay Trimaran Fund Management, L.L.C. and Albion Alliance, LLC an additional aggregate annual monitoring fee of $0.3 million (the "additional monitoring fee"). As of December 31, 2004, there were no accrued but unpaid fees owed under the monitoring agreement. As a result of the merger, the monitoring agreement was terminated in January 2005.

        The fees under the monitoring agreement are permitted to be paid only to the extent permitted under the Company's senior credit facilities and any other financing agreement the Company has entered into. Notwithstanding the foregoing, the monitoring and director fees described above will accrue and be earned on a daily basis and will be payable (including all missed payments) on the first date that such a payment is permitted under the senior credit facilities or applicable financing agreement.

        On January 31, 2005, contingent upon the merger closing, Trimaran Fund Management, L.L.C. was paid a $5.0 million fee for arranging the merger of the Company.

        Through TMB Industries ("TMB"), members of management, including the executive officers, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, portions of which are distributed to certain executive officers. The Company provides certain administrative services and corporate facilities to TMB and such companies and is reimbursed for the related costs. These costs are recorded as offsets to selling, general and administrative expense. The Company received reimbursements totaling approximately $0.5 million for 2004. The Company's principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by its stockholders, including, without limitation, the election of directors, mergers, consolidations and sales of all or substantially all of the Company's assets.

22. Loan to Named Executive Officer

        On September 10, 1999, pursuant a restated promissory note, the Company lent one of its executive officers $100,000 to be used towards the purchase of his residence. Interest of $6,000 relating to this loan has been forgiven each year and is recognized as additional compensation expense.

OFFER TO EXCHANGE

$275,000,000 principal amount of its 8 1/2% Senior Subordinated Notes due 2015, which have been registered under the Securities Act,
for any and all of its outstanding 8 1/2% Senior Subordinated Notes due 2015

PROSPECTUS
May 12, 2005

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TTI MERGER
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL DATA
Unaudited Pro Forma as Adjusted Consolidated Balance Sheet As of December 31, 2004
Unaudited Pro Forma as Adjusted Consolidated Statement of Income Year Ended December 31, 2004
Notes to the Unaudited Pro Forma as Adjusted Consolidated Financial Statements
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF EXCHANGE NOTES
BOOK-ENTRY; DELIVERY AND FORM
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ACCURIDE CORPORATION INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ACCURIDE CORPORATION CONSOLIDATED BALANCE SHEETS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ACCURIDE CORPORATION For the years ended December 31, 2002, 2003, and 2004 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share and per share data)
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED BALANCE SHEETS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS